     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 26, 1996


                                                       REGISTRATION NO. 333-7431

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                            PRIME HOSPITALITY CORP.
             (Exact name of registrant as specified in its charter)

                        DELAWARE                                               22-2640625
              (State or other jurisdiction                                  (I.R.S. Employer
           of incorporation or organization)                              Identification No.)

                            ------------------------

                               700 ROUTE 46 EAST
                        FAIRFIELD, NEW JERSEY 07007-2700
                                 (201) 882-1010
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                            ------------------------

                                JOSEPH BERNADINO
              SENIOR VICE PRESIDENT, SECRETARY AND GENERAL COUNSEL
                            PRIME HOSPITALITY CORP.
                               700 ROUTE 46 EAST
                        FAIRFIELD, NEW JERSEY 07007-2700
                                 (201) 882-1010
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   Copies to:

                     WILLIAM N. DYE                                       JOHN D. WATSON, JR.
                WILLKIE FARR & GALLAGHER                                    LATHAM & WATKINS
                  ONE CITICORP CENTER                                1001 PENNSYLVANIA AVENUE, N.W.
                  153 EAST 53RD STREET                                         SUITE 1300
                NEW YORK, NEW YORK 10022                                 WASHINGTON, D.C. 20004
                     (212) 821-8000                                          (202) 637-2200

                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: / /

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box: / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the offering: / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.


                   SUBJECT TO COMPLETION, DATED JULY 26, 1996


                                7,500,000 SHARES

                        [PRIME HOSPITALITY CORP. LOGO]

                                  COMMON STOCK


     All of the shares of Common Stock offered hereby (the "Offering") are being sold by Prime Hospitality Corp. ("Prime" or the "Company"). The Company's Common Stock is traded on the New York Stock Exchange under the symbol "PDQ." On July 25, 1996, the last reported sale price of the Common Stock on the New York Stock Exchange was $17.875 per share. See "Price Range of Common Stock and Dividend Policy."


     SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
         REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

       THE ATTORNEY GENERAL OF THE STATE OF NEW YORK HAS NOT PASSED UPON
          OR ENDORSED THE MERITS OF THIS OFFERING. ANY REPRESENTATION
                          TO THE CONTRARY IS UNLAWFUL.

======================================================================================================
                                             Price to           Underwriting          Proceeds to
                                              Public             Discount(1)         Company(2)(3)
- ------------------------------------------------------------------------------------------------------
Per Share..............................           $                   $                    $
Total(3)...............................           $                   $                    $
======================================================================================================

(1) See "Underwriting" for information concerning indemnification of the Underwriters and other matters.

(2) Before deducting expenses payable by the Company, estimated at $450,000.

(3) The Company has granted the Underwriters a 30-day option to purchase up to 1,125,000 additional shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the Price to
    Public will total $           , the Underwriting Discount will total
    $           and the Proceeds to Company will total $           . See
    "Underwriting."

     The shares of Common Stock are offered by the several Underwriters named herein, when, as and if delivered to and accepted by the Underwriters and subject to their right to reject any order in whole or in part. It is expected that delivery of the certificates representing such shares will be made against payment therefor at the office of Montgomery Securities on or about
                , 1996.
                            ------------------------

MONTGOMERY SECURITIES
                           BT SECURITIES CORPORATION
                                                               SMITH BARNEY INC.

                                            , 1996

                                     [MAP]

     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN MARKET PRICES OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE OR OTHERWISE. SUCH STABILIZATION, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                                 [PHOTOGRAPHS]

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by reference to the more detailed information and Consolidated Financial Statements, including the notes thereto, appearing elsewhere in or incorporated by reference in this Prospectus. Unless the context indicates or requires otherwise, references in this Prospectus to the "Company" or "Prime" are to Prime Hospitality Corp. and its subsidiaries. All information in this Prospectus assumes that the overallotment option granted to the Underwriters has not been exercised. EBITDA represents earnings before extraordinary items, interest expense, provision for income taxes and depreciation and amortization and excludes interest income on cash investments and other income. EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity. Unless otherwise indicated, industry data is based on reports of Smith Travel Research.

                                  THE COMPANY

     Prime is a leading national hotel company, with a portfolio of 98 hotels containing 14,006 rooms located in 23 states and the U.S. Virgin Islands (the "Portfolio"). Prime controls two high-quality hotel brands: AmeriSuites(R) all-suites hotels and Wellesley Inns(R) limited-service hotels. The Company's hotels are modern, well-maintained assets, with an average age of approximately 12 years. The Company emphasizes hotel equity ownership, owning and operating 82 of the 98 hotels in its Portfolio (the "Owned Hotels") and managing the remaining 16 hotels for third parties (the "Managed Hotels"), with financial interests in 9 of the 16 Managed Hotels. The Company believes it creates long-term value through the development of its proprietary brands. Of the Company's 98 hotels, an aggregate of 55 hotels are included in Prime's proprietary AmeriSuites and Wellesley Inns brands.

     Over the past three years, Prime has achieved rapid growth in its Portfolio, increasing the number of owned rooms from 4,198 at January 1, 1993 to 10,866 at July 1, 1996. Prime has attained this strong Portfolio growth while consistently increasing profit levels. From 1993 to 1995, the Company grew EBITDA at a compound annual rate of 38.9%, from $32.0 million in 1993 to $61.8 million in 1995. Over the same period, recurring net income per share grew at a compound annual rate of 64.3%, from $0.20 in 1993 to $0.54 in 1995. These positive trends continued in the first quarter of 1996, compared to the first quarter of 1995. EBITDA grew 32.9% from $14.6 million to $19.4 million and recurring net income per share grew 30.8% from $0.13 to $0.17.

     The Company's hotels serve three major lodging industry segments: the all-suites segment, under the Company's proprietary AmeriSuites brand; the upscale full-service segment, under major national franchises; and the mid-price limited-service segment, primarily under the Company's proprietary Wellesley Inns brand.


     All-Suites: Prime owns and operates 25 all-suites hotels under the AmeriSuites brand name. AmeriSuites are upper mid-price, all-suites hotels containing approximately 125 suites and located primarily in the Southern and Central United States. Since January 1, 1994, AmeriSuites has been one of the fastest growing all-suites hotel chains in the United States, expanding from 9 hotels to 25 hotels at July 1, 1996, an increase of 178%. An additional 20 AmeriSuites are currently under construction, with sites for 25 more under contract.


     Full-Service: Prime operates 33 upscale full-service hotels under franchise agreements with national hotel brands such as Marriott, Radisson, Sheraton, Crowne Plaza, Holiday Inn and Ramada. Prime owns 20 of these hotels and has a financial interest in 8 of the 13 other properties that it manages. Prime's full-service hotels typically offer substantial food, beverage and banquet facilities. Prime achieved a gross operating profit margin of 36% at its full-service hotels in 1995, a 16% premium to the full-service industry average of 31% for the comparable period.

     Limited-Service: A total of 30 of Prime's 40 mid-price limited-service hotels are operated under its Wellesley Inns brand name. Prime owns 100% of these Wellesley Inns. The remaining limited-service hotels, seven of which are owned by Prime, are operated under franchise agreements with well-known national chains. Wellesley Inns compete primarily with hotels such as Hampton Inns and La Quinta Inns. Wellesley Inns generated an average daily room rate ("ADR") and occupancy percentage in 1995 of $51.28 and 75.4%, respectively.

GROWTH STRATEGY

     Prime's principal growth strategy is the accelerated expansion of its AmeriSuites brand through the construction of new AmeriSuites hotels. The Company believes that AmeriSuites, which offers an excellent guest experience and desirable suite accommodations at mid-scale prices, is well-positioned to become a preeminent brand in the rapidly growing all-suites segment. Prime expects to have 39 AmeriSuites in operation by the end of 1996 and seeks to have more than 70 AmeriSuites open by the end of 1997. At present, 25 AmeriSuites are open, with an additional 20 hotels under construction and sites for 25 more under contract.

     AmeriSuites are positioned in the upper mid-price segment of the lodging industry, competing predominantly with other mid-price and upscale brands such as Courtyard by Marriott and Holiday Inn. The Company markets AmeriSuites as "America's Affordable All-Suite Hotel," emphasizing superior price/value relative to traditional mid-price hotels by focusing on the chain's spacious suites, upscale facilities and considerable amenity package. The Company is committed to the expansion of the AmeriSuites brand for the following reasons:

          - Attractive Economic Returns: Due to low all-in development costs along with a rapid ramp up in occupancy and ADR after opening, AmeriSuites have generated attractive unit level returns. AmeriSuites opened since 1992 have, in their first 12 months of operation, produced hotel-level EBITDA constituting, on average, 15.7% of the hotel development cost.

          - Broad Customer Appeal: The AmeriSuites concept offers the benefits of an all-suites room at a price that appeals to a wide variety of customers. Business travelers are attracted to the fully-equipped business centers, meeting rooms, convenient locations and in-room features, including computer data ports and voice mail. Leisure travelers enjoy the exercise room, complimentary continental breakfast, living room sleeper sofa and heated swimming pool. In addition, the layout of the AmeriSuites room, each of which includes a kitchenette, appeals to the fast-growing extended-stay market segment. The Company believes AmeriSuites offers a level of amenities and services exceeding those typically found in extended-stay hotels.

          - High-Growth, High-Quality Brand: Prime believes it has the ability to create significant brand value by rapidly expanding AmeriSuites while consistently maintaining uniformly high quality standards. Because Prime owns and operates every AmeriSuites, it can maintain a high level of consistency and quality throughout the entire chain, and can implement chain-wide programs quickly and efficiently.

          - Fast Growing, Fragmented Market: The all-suites segment has seen above-market demand growth in recent years. During the 1991-1995 period, demand for all-suites rooms grew at more than double the rate of demand growth experienced by the lodging industry as a whole, and exceeded all-suites supply growth by 67%. Given the fast-growing demand for all-suites accommodations and the absence of a dominant competitor in the mid-price all-suites market, Prime believes that it can establish AmeriSuites as a preeminent brand in this market while continuing to generate attractive returns.


          - Proven Operating Performance: The AmeriSuites concept has been in existence since 1990 and currently operates in 20 different markets. In addition, AmeriSuites hotels have consistently generated strong operating results, with average revenue per available room ("REVPAR") for hotels open at least one year increasing by 13.1% and 11.9% in 1994 and 1995 and 19.9% in the first quarter of 1996, respectively, over comparable prior period results.


     Prime believes that it has sufficient resources available to fund its AmeriSuites growth strategy, including capital from the following sources: (i) net proceeds from the Offering; (ii) borrowings under its five-year secured revolving credit facility; and (iii) internally generated free cash flow from its Portfolio of 98 hotels. In addition, Prime may enter into sale/leaseback transactions involving certain of its mid-price limited-service and upscale full-service hotels, or seek additional debt financing secured by the Company's hotels.

OPERATING PERFORMANCE/INTERNAL GROWTH

     In addition to revenue and earnings growth generated by the expansion of the AmeriSuites brand, Prime seeks to achieve internal growth through continued operating improvements at its existing hotels. Prime has demonstrated its ability to operate its hotels effectively in each of its three segments, achieving REVPAR increases in 1995 at its comparable AmeriSuites, full-service and limited-service hotels of 11.9%, 8.7% and 9.2%, respectively, versus 1994 results. These trends continued in the first quarter of 1996, as Prime grew REVPAR by 19.9%, 10.1% and 7.5% at its comparable AmeriSuites, full-service and limited-service hotels, respectively, over first quarter 1995 levels.

     The Company's emphasis on efficient operations has increased operating margins, thus translating its top-line REVPAR growth into increased earnings. Prime's gross operating profit margins in 1995 of 51% at AmeriSuites, 36% at full-service hotels and 49% at limited-service hotels represented premiums of 3%, 16% and 4%, respectively, versus comparable industry statistics for these industry segments.

RECENT EVENTS


     For the quarter ending June 30, 1996, the Company's recurring net income increased by 57.4% to $7.2 million, or $0.20 per share, from $4.6 million, or $0.14 per share, in the comparable period in 1995. Net income, which includes gains on property sales and other items not considered part of recurring operations, increased by 44.7% to $7.2 million, or $0.20 per share, from $5.0 million, or $0.15 per share, in the comparable period in 1995. For the six months ending June 30, 1996, recurring net income increased by 47.2% to $12.9 million, or $0.37 per share, from $8.8 million, or $0.27 per share, and net income increased by 64.8% to $15.1 million, or $0.42 per share, from $9.2 million, or $0.28 per share, in the comparable period in 1995.



     The results reflect revenue gains of 35.2% and 28.6%, respectively, and EBITDA increases of 47.1% and 40.3%, respectively, for the three and six month periods. The improvements were primarily attributable to the addition of 35 hotels over the past 18 months and an increase in REVPAR at comparable Owned Hotels of 11.7% and 11.4% for the three and six month periods, respectively. Results were driven by the strong performance of the AmeriSuites hotels, which registered 15.9% and 17.6% REVPAR increases for comparable hotels for the three and six month periods, respectively. In addition, the Company's comparable full-service and limited-service hotels reported REVPAR increases of 11.6% and 7.0%, respectively, for the three month period and 10.9% and 7.3%, respectively, for the six month period.


     The Company recently entered into certain transactions that have allowed it to consolidate control over its proprietary Wellesley Inns brand and to obtain additional capital to fund its AmeriSuites growth strategy.

          Purchase of Wellesley Inns: On March 6, 1996, Prime acquired 18 mid-price limited-service hotels with approximately 1,713 rooms (including the remaining 16 Wellesley Inns it did not already own) for $65.1 million. As a result, Prime now has full control over 100% of its proprietary Wellesley Inns chain. The total purchase price plus the estimated cost of planned renovations equals a price per room ranging from approximately $42,000 to $43,000, which represents a discount to the average replacement cost of these hotels. See "Business -- Prime's Lodging Operations."

          Revolving Credit Facility: On June 28, 1996, the Company established a $100 million, five-year secured revolving credit facility (the "Revolving Credit Facility") bearing an interest rate of 2.25% over LIBOR. The Revolving Credit Facility is secured by certain of the Company's limited-service, AmeriSuites and full-service hotels. See "Management's Discussion and Analysis of Financial Condition and Results of
     Operations -- Liquidity and Capital Resources."

INDUSTRY OVERVIEW

     The lodging industry as a whole has experienced four consecutive years in which the growth in room demand has exceeded the growth in supply. In 1995, industry wide percentage growth in demand for hotel rooms was nearly double industry-wide percentage growth in supply of hotel rooms (3.0% versus 1.6%). In the three price levels in which the Company's hotels operate, upscale, mid-price and economy, percentage growth in demand outpaced percentage growth in supply by 0.7%, 1.4% and 1.0%, respectively. These trends continued in the first quarter of 1996 with the exception of the upscale price level. On an industry-wide basis, demand growth exceeded supply by 1.2%. Demand growth continued to exceed supply growth in the mid-price and economy segments by 0.5% and 1.1% respectively. However, in the upscale segment, supply growth exceeded demand growth by a modest 0.1%. The Company believes that quarterly data are not necessarily indicative of a full year's results and that first quarter results were adversely affected by severe seasonal weather in January.

     Coopers & Lybrand L.L.P.'s Hospitality Directions (May 1996) ("Coopers and Lybrand Hospitality Directions") estimates that the percentage growth in industry-wide demand will exceed the percentage growth in supply by 0.8% and 0.2% in 1996 and 1997, respectively. The excess of demand growth over supply growth in the past several years has led to industry-wide increases in occupancy percentages and ADR, with occupancy rising to 65.4% in 1995 from 64.7% in 1994, and ADR increasing 5.0% in 1995 over 1994 levels. Coopers & Lybrand Hospitality Directions indicates that occupancy is expected to increase in 1996 and 1997 to 65.9% and 66.0%, respectively, and that ADR is expected to increase 5.4% in 1996 over 1995 levels and 4.8% in 1997 over 1996 levels. Historical industry performance, however, may not be indicative of future results, and there can be no assurance that such projections will be realized.

                            ------------------------

     The Company is a Delaware corporation incorporated in 1985. The principal office of the Company is located at 700 Route 46 East, Fairfield, New Jersey 07007-2700 and its telephone number is (201) 882-1010.

                                  THE OFFERING
Common Stock offered by the Company.......    7,500,000 shares

Common Stock to be outstanding after the
Offering..................................    38,649,158 shares(1)

Use of Proceeds...........................    To be used as part of the
                                              financing of the Company's
                                              AmeriSuites expansion.

New York Stock Exchange symbol............    PDQ

- ---------------
(1) Does not include 1,800,316 shares of Common Stock issuable upon the exercise of outstanding stock options and 1,443,057 shares of Common Stock issuable upon the exercise of outstanding warrants as of March 31, 1996. See "Description of Capital Stock -- Warrants."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The table below presents summary consolidated financial data derived from the Company's historical financial statements as of and for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, related notes and other financial information included and incorporated by reference in this Prospectus.

                                                                                         THREE MONTHS ENDED
                                                        YEAR ENDED DECEMBER 31,              MARCH 31,
                                                    --------------------------------    --------------------
                                                      1993        1994        1995        1995        1996
                                                    --------    --------    --------    --------    --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AND HOTEL DATA)
INCOME STATEMENT DATA(1):
  Total revenues..................................  $108,860    $134,303    $205,628    $ 48,238    $ 58,614
  Costs and expenses:
    Direct hotel operating expenses...............    51,335      66,620     116,565      27,179      31,548
    Occupancy and other operating.................     9,827       9,799      11,763       2,611       3,482
    General and administrative....................    15,685      15,089      15,515       3,872       4,219
    Depreciation and amortization.................     7,117       9,427      15,974       3,976       5,224
                                                      ------      ------      ------       -----       -----
         Total costs and expenses.................    83,964     100,935     159,817      37,638      44,473
                                                      ------      ------      ------       -----       -----
  Operating income................................    24,896      33,368      45,811      10,600      14,141
  Interest expense................................   (16,116)    (13,993)    (21,603)     (4,100)     (5,851)
  Net income:
    Income from recurring operations..............     5,928      12,805      17,442       4,208       5,733
    Other income (expense) -- non-recurring(2)....     2,247       5,453          23          --       2,059
                                                      ------      ------      ------       -----       -----
    Income before extraordinary items.............     8,175      18,258      17,465       4,208       7,792
    Extraordinary items(3)........................     3,989         172         104           7         149
                                                      ------      ------      ------       -----       -----
  Net income......................................  $ 12,164    $ 18,430    $ 17,569    $  4,215    $  7,941
                                                      ======      ======      ======       =====       =====
  Fully diluted net income per common share(4):
    Income from recurring operations..............  $   0.20    $   0.40    $   0.54    $   0.13    $   0.17
    Other income (expense) -- non-recurring.......      0.07        0.17          --          --        0.05
                                                      ------      ------      ------       -----       -----
    Income before extraordinary items.............      0.27        0.57        0.54        0.13        0.22
    Extraordinary items...........................      0.13        0.01          --          --          --
                                                      ------      ------      ------       -----       -----
  Fully diluted net income per common share.......  $   0.40    $   0.58    $   0.54    $   0.13    $   0.22
                                                      ======      ======      ======       =====       =====
OTHER DATA:
  EBITDA(5).......................................  $ 32,013    $ 42,795    $ 61,785    $ 14,576    $ 19,365
  Net cash provided by operating activities.......    19,728      28,672      40,851       4,849       8,655
  Net cash provided by (used in) investing
    activities....................................     2,281     (34,248)    (90,927)    (12,918)    (88,201)
  Net cash provided by (used in) financing
    activities....................................   (17,056)    (23,469)     87,085      37,939      53,642
HOTEL DATA:
  All-suites:
    Number of locations...........................         8          12          19          13          22
    Number of rooms...............................       993       1,494       2,319       1,620       2,640
    REVPAR(6).....................................  $  36.01    $  39.50    $  43.98    $  37.60    $  43.67
  Full-service(7):
    Number of locations...........................        30          31          32          32          32
    Number of rooms...............................     5,797       6,152       6,301       6,301       6,301
    REVPAR(6).....................................  $  48.02    $  51.69    $  53.64    $  45.10    $  51.59
  Limited-service:
    Number of locations...........................        36          40          40          40          40
    Number of rooms...............................     3,669       4,164       4,164       4,164       4,164
    REVPAR(6).....................................  $  34.61    $  34.60    $  37.46    $  40.66    $  42.58

                                                                                    MARCH 31, 1996
                                                                              ---------------------------
                                                                               ACTUAL      AS ADJUSTED(8)
                                                                              --------     --------------
                                                                                    (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash and cash equivalents and marketable securities.......................  $ 31,628        $159,040
  Property, equipment and leasehold improvements............................   529,916         529,916
  Total assets..............................................................   642,876         770,288
  Current portion of debt...................................................     5,699           5,699
  Long-term debt, net of current portion....................................   335,271         335,271
  Total stockholders' equity................................................   242,974         370,386


- ---------------
(1) In December 1994, the Company acquired ownership of the Marriott's Frenchman's Reef Beach Resort (the "Frenchman's Reef") as a result of the restructuring of a mortgage note receivable, which was secured by the hotel. This transaction has not had a material impact on operating income but has affected revenue and operating margins significantly. For the years ended December 31, 1993 and 1994, the Company recorded revenues related to the Frenchman's Reef in the form of interest income and management fees with no corresponding operating expenses. For the year ended December 31, 1995, the Company recorded the operating revenues and operating expenses related to this hotel.

(2) Other income (expense) -- non-recurring consists primarily of income and expenses related to asset sales and other property transactions and is not considered part of the Company's recurring operations.

(3) Extraordinary items consist of gains on discharges of indebtedness, net of income taxes of $2.8 million in 1993, $120,000 in 1994 and $70,000 in 1995 and $4,000 and $100,000 for the three months ended March 31, 1995 and 1996.

(4) Fully diluted net income per common share, in addition to the adjustments for primary net income per common share, reflects the elimination of interest expense and the issuance of additional common shares from the assumed conversion of the 7% Convertible Subordinated Notes due 2002 from their issuance in April 1995.

(5) EBITDA represents earnings before extraordinary items, interest expense, provision for income taxes and depreciation and amortization and excludes interest income on cash investments and other income. EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.

(6) "REVPAR" means revenue per available room, which is equal to total room revenue divided by the number of rooms available for sale.

(7) For purposes of showing operating trends, the results of the Frenchman's Reef have been excluded from Hotel data due to the effects of the September 1995 hurricane. For full-service operating results including the Frenchman's Reef, see "Business -- Prime's Lodging Operations."

(8) As adjusted to reflect the Offering. See "Use of Proceeds" and "Capitalization."

     The following table sets forth for the five years ended December 31, 1995 and the three months ended March 31, 1995 and 1996, operating data for the 79 Owned Hotels (hotels owned or leased by Prime) in the Company's Portfolio at March 31, 1996. Operating data for the Owned Hotels built or acquired during the period are presented from the dates such hotels commenced operations or became Owned Hotels. For purposes of showing operating trends, the results of seven Owned Hotels that were managed by the Company prior to their acquisition by the Company during the period are presented as if they had been Owned Hotels from the dates the Company began managing the hotels.


                                                                                                           THREE MONTHS
                                                          YEAR ENDED DECEMBER 31,                        ENDED MARCH 31,
                                          --------------------------------------------------------    ----------------------
                                            1991        1992        1993        1994        1995        1995          1996
                                          --------    --------    --------    --------    --------    --------      --------
                                                            (DOLLARS IN THOUSANDS, EXCEPT ADR AND REVPAR)
Number of locations.....................        54          57          61          68          76          74            79
Number of rooms.........................     7,284       7,632       8,121       9,187      10,161       9,909        10,482
Occupancy %.............................      66.4%       67.9%       71.2%       69.6%       69.8%       65.4%         64.9%
ADR(1)..................................  $  60.14    $  60.73    $  62.58    $  65.28    $  69.52    $  75.03      $  73.56
REVPAR..................................  $  39.94    $  41.21    $  44.57    $  45.45    $  48.52    $  49.04      $  47.76
Room revenues...........................  $105,983    $113,664    $128,472    $140,347    $169,295    $ 40,575      $ 44,956
Gross operating profit(2)...............  $ 54,974    $ 51,948    $ 59,458    $ 67,614    $ 83,875    $ 19,979      $ 20,653
Gross operating profit %(2).............     35.60%      32.24%      33.15%      35.14%      37.75%      37.57%        37.16%


- ---------------
(1) "ADR" means average daily rate, which is equal to total room revenue divided by number of occupied rooms.

(2) Gross operating profit is defined as total hotel revenues less direct hotel operating expenses, including room, food and beverage and selling and general expenses.

     For operating data with respect to the 16 Managed Hotels (hotels managed for third parties) in the Company's Portfolio at March 31, 1996, see "Business -- Prime's Lodging Operations."

                                  RISK FACTORS

     Prospective purchasers of Common Stock should carefully consider, among other things, the following risk factors before purchasing the Common Stock offered hereby.

AMERISUITES EXPANSION RISKS

     The Company is committed to expanding its AmeriSuites hotel brand to meet growing demand in the all-suites hotel segment. The Company will be required to expend significant management and financial resources to expand the AmeriSuites hotel brand and develop brand name identification. The Company competes with other companies in the all-suites segment, some of which have greater brand recognition and financial resources than the Company. As a result, there is no assurance that the Company can successfully expand the AmeriSuites hotel brand or compete effectively with these other franchises. Expansion of the AmeriSuites brand may present operating and marketing challenges that are different from those currently encountered by the Company in its existing markets. There can be no assurance that the Company will anticipate all of the changing demands that expanding operations will impose on its management and management information system or its reservation service. The failure to adapt its systems and procedures could have a material adverse effect on the Company's business.

     The expansion of the AmeriSuites brand will require significant capital. The Company believes that the proceeds of the Offering, the availability under the Revolving Credit Facility and cash flow from operations will be sufficient to fund the near term growth of AmeriSuites. However, there can be no assurance that the Company will be able to obtain financing to fund the growth of AmeriSuites beyond the near term. If the Company is unable to obtain additional financing, the growth prospects for AmeriSuites and the financial results of the Company would be adversely effected.

     The Company's growth strategy of developing new AmeriSuites hotels will subject the Company to pre-opening and pre-stabilization costs. As the Company opens additional AmeriSuites hotels, such costs may adversely affect the Company's results of operations. Newly opened hotels historically begin with lower occupancy and room rates that improve over time. While the Company has in the past successfully opened new AmeriSuites hotels, there can be no assurance that the Company will be able to continue to do so successfully. Construction of hotels involves certain risks, including the possibility of construction cost overruns and delays, site acquisition cost and availability, uncertainties as to market potential, market deterioration after commencement of the development and possible unavailability of financing on favorable terms. Although the Company seeks to manage its construction activities so as to minimize such risks, there can be no assurance that the AmeriSuites expansion will perform in accordance with the Company's expectations.

     The opening of the new AmeriSuites hotels will be contingent upon, among other things, receipt of all required licenses, permits and authorizations. The scope of the approvals required for a new hotel is extensive, including, without limitation, state and local land-use permits, building and zoning permits and health and safety permits. In addition, unexpected changes or concessions required by local, regulatory and state authorities could involve significant additional costs and could delay or prevent the completion of construction or the opening of a new AmeriSuites hotel. There can be no assurance that the necessary permits, licenses and approvals for the construction and operation of the new AmeriSuites hotels will be obtained, or that such permits, licenses and approvals will be obtained within the anticipated time frame.

     Of the Company's 25 AmeriSuites, eight, or 32%, have been open less than one year and ten, or 40%, have been open less than two years. Consequently, the results achieved by these hotels to date may not be indicative of future results for these hotels or for other new hotels. Although the revenue and profitability of the AmeriSuites have improved as the hotels have matured, there can be no assurance that future hotels will experience similar results.

RISKS OF THE LODGING INDUSTRY; COMPETITION

     The Company's business is subject to all of the risks inherent in the lodging industry. These risks include, among other things, adverse effects of general and local economic conditions, changes in local market conditions, oversupply of hotel space, a reduction in local demand for hotel rooms, changes in travel patterns, changes in governmental regulations that influence or determine wages, prices or construction costs, changes in interest rates, the availability of credit and changes in real estate taxes and other operating expenses. The Company's ownership of real property, including hotels, is substantial. Real estate values are sensitive to changes in local market and economic conditions and to fluctuations in the economy as a whole. Due in part to the strong correlation between the lodging industry's performance and economic conditions, the lodging industry is subject to cyclical changes in revenues and profits.

     The lodging industry is highly competitive. During the 1980s, construction of lodging facilities in the United States resulted in an excess supply of available rooms. This oversupply had an adverse effect on occupancy levels and room rates in the industry, although the oversupply has since largely been absorbed. Competitive factors in the industry include reasonableness of room rates, quality of accommodations, brand recognition, service levels and convenience of locations. The Company's hotels generally operate in areas that contain numerous other competitors. There can be no assurance that demographic, economic or other changes in markets will not adversely affect the convenience or desirability of the sites in which the Company's hotels are located. Furthermore, there can be no assurance that, in the markets in which the Company's hotels operate, competing hotels will not pose greater competition for guests than presently exists, or that new hotels will not enter such locales. See "Business -- Industry Overview."

HOTEL ACQUISITION RISKS

     The Company's growth strategy includes the selective acquisition of hotels with repositioning potential, notably in the full-service segment and in locations where the Company presently operates. There can be no assurance that suitable hotel acquisition candidates will be located, that hotel acquisitions can be consummated successfully or that acquired hotels can be operated profitably or integrated successfully into the Company's operations. Growth through acquisition entails certain risks that the acquired hotels could be subject to unanticipated business uncertainties or legal liabilities.

GEOGRAPHIC CONCENTRATION OF HOTELS

     Many of the Company's hotels are located in Florida, New Jersey and New York, and such geographic concentration exposes the Company's operating results to events or conditions which specifically affect those areas, such as local and regional economic, weather and other conditions. Adverse developments which specifically affect those areas may have a material adverse effect on the results of operations of the Company. While the Company's AmeriSuites expansion is expected to reduce these risks, the Company will remain subject to the risks associated with geographic concentration until the proposed AmeriSuites hotels are opened and their operations are stabilized.

     In addition, the Company owns the Marriott's Frenchman's Reef Beach Resort (the "Frenchman's Reef") in St. Thomas, U.S. Virgin Islands. The Company obtained ownership and control of this hotel in December 1994 pursuant to the restructuring of a note receivable. The Frenchman's Reef accounted for approximately 16.7% of the Company's operating income for the year ended December 31, 1995. The Frenchman's Reef's operating results have been adversely affected in recent years by hurricanes and a disruption in airline service. As a resort hotel primarily operated for leisure travelers, operating results at the Frenchman's Reef also are subject to adverse developments in general economic conditions and changes in travel patterns. Adverse developments with respect to the Frenchman's Reef may have a material adverse effect on the results of operations of the Company.

     In September 1995, the Frenchman's Reef suffered hurricane damage when Hurricane Marilyn struck the U.S. Virgin Islands. The Company and its insurance carrier have agreed to settle the Company's property and business interruption insurance claim for $25.0 million. Due to this insurance coverage, the Company's liquidity will be affected only to the extent of its insurance deductibles, for which the Company provided a reserve of $2.2 million in 1995. The Company has continued to operate the hotel and has repaired a majority of the damaged rooms on an interim basis. However, the impact of the hurricane has caused operating profits to decline from the 1995 level. The Company is currently assessing the extent of further refurbishment required at the Frenchman's Reef.

LEVERAGE

     As of March 31, 1996, the Company's total long-term debt (including current portion) was $341.0 million. The Company expects it will incur additional indebtedness, including additional secured indebtedness, in connection with the implementation of its growth strategy. The degree to which the Company is leveraged, as well as its rent expense, could have important consequences to holders of Common Stock, including: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations may be dedicated to the payment of principal and interest on its indebtedness and rent expense, thereby reducing the funds available to the Company for its operation; and (iii) certain of the Company's indebtedness, including the Revolving Credit Facility, contains financial and other restrictive covenants, including those restricting the incurrence of additional indebtedness, the creation of liens, the payment of dividends and sales of assets, as well as those imposing minimum net worth requirements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

EMPLOYMENT AND OTHER GOVERNMENT REGULATION

     The lodging industry is subject to numerous federal, state and local government regulations, including those relating to the preparation and sale of food and beverage (such as health and liquor license laws) and building and zoning requirements. Also, the Company is subject to laws governing its relationship with employees, including minimum wage requirements, overtime, working conditions and work permits requirements. The failure to obtain or retain liquor licenses or an increase in the minimum wage rate, employee benefit costs or other costs associated with employees, could adversely affect the Company. Both at the federal and state level, there are proposals under consideration to increase the minimum wage and introduce a system of mandated health insurance. Under the Americans with Disabilities Act of 1990 (the "ADA"), all public accommodations are required to meet certain federal requirements related to access and use by disabled persons. While the Company believes its hotels are substantially in compliance with these requirements, a determination that the Company is not in compliance with the ADA could result in the imposition of fines or an award of damages to private litigants. These and other initiatives could adversely affect the Company as well as the lodging industry in general.

ENVIRONMENTAL REGULATION

     Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner or operator of real property may be liable for the costs of removal or remediation of hazardous or toxic substances on, under or in such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Certain environmental laws and common law principles could be used to impose liability for release of asbestos-containing materials ("ACMs") into the air, and third parties may seek recovery from owners or operators of real properties for personal injury associated with exposure to released ACMs. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated, and these restrictions may require expenditures. In connection with the ownership or operation of hotels, the Company may be potentially liable for any such costs. Although the Company is currently not aware of any material environmental claims pending or threatened against it, no assurance can be given that a material environmental claim will not be asserted against the Company or against the Company and its Managed Hotels. The cost of defending against claims of liability or of remediating a contaminated property could have a material adverse effect on the results of operations of the Company.

IMPORTANCE OF FRANCHISOR RELATIONSHIPS

     The Company currently enjoys good relationships with its major franchisors, Marriott, Radisson, Sheraton, Crowne Plaza, Holiday Inn, Ramada and Howard Johnson, and the Company has no reason to believe that such relationships will not continue. However, under the applicable franchise agreements, the franchisor can terminate the agreement if, among other things, its quality standards are not maintained or if payments due are not made in a timely fashion. If any of the franchise agreements were terminated by the franchisor, the Company could explore entering into a franchise agreement with another franchisor. There can be no assurance, however, that a desirable replacement relationship would be available.

DEPENDENCE ON KEY EMPLOYEES

     The Company is dependent on its President, Chief Executive Officer and Chairman of the Board, David A. Simon, its Executive Vice President and Chief Financial Officer, John M. Elwood, its Executive Vice President of Operations, Paul H. Hower, and on certain other key members of its executive management staff, the loss of whose services could have a material adverse effect on the Company's business and future operations. See "Management."

                                USE OF PROCEEDS


     The net proceeds from the sale of the Common Stock offered hereby are estimated to be approximately $127.4 million (approximately $146.6 million if the Underwriters' over-allotment option is exercised in full) after deducting the underwriting discounts and commissions and estimated expenses related to the Offering. The Company intends to use the net proceeds as part of the financing of the Company's AmeriSuites expansion. The Company expects to have 39 AmeriSuites in operation by the end of 1996 and seeks to have more than 70 AmeriSuites open by the end of 1997. Until used, the net proceeds of this Offering will be invested in short-term investment grade marketable securities or money market funds.


                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is traded on the New York Stock Exchange under the symbol "PDQ." The following table sets forth, for the periods indicated, the high and low closing price of the Common Stock as reported on the New York Stock Exchange.


                                                                             PRICE RANGE
                                                                             -------------
                                                                             HIGH     LOW
                                                                             ----     ----
    YEAR ENDED DECEMBER 31, 1994
    1st Quarter..........................................................  $ 8 1/8   $ 5 3/8
    2nd Quarter..........................................................    7 5/8     5 3/8
    3rd Quarter..........................................................    8 3/4     6 3/4
    4th Quarter..........................................................    9         6 7/8
    YEAR ENDED DECEMBER 31, 1995
    1st Quarter..........................................................  $10 3/8   $ 7 3/8
    2nd Quarter..........................................................   10 5/8     9 1/4
    3rd Quarter..........................................................   11         9 1/2
    4th Quarter..........................................................   10 1/4     9 3/8
    YEAR ENDED DECEMBER 31, 1996
    1st Quarter..........................................................  $13 5/8   $ 9 5/8
    2nd Quarter..........................................................   17        12 1/8
    3rd Quarter (through July 25, 1996)..................................   19 1/4    16 5/8



     The closing price of the Common Stock as reported on the New York Stock Exchange Composite Tape was $17.875 on July 25, 1996. As of July 25, 1996, there were approximately 2,500 holders of record of the Common Stock.


     The Company has not declared any cash dividends on its Common Stock since January 1, 1994, and does not currently anticipate paying any dividends on the Common Stock in the foreseeable future. The Company currently anticipates that it will retain any future earnings for use in its business. The Company is prohibited by the terms of its 10% Senior Secured Notes due 1999, and limited by the terms of its Revolving Credit Facility, 9 1/4% First Mortgage Notes due 2006 and 7% Convertible Subordinated Notes due 2002, as well as certain other debt instruments, from paying cash dividends on its Common Stock.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company as of March 31, 1996 and as adjusted to give effect to the Offering. This table should be read in conjunction with the Consolidated Financial Statements and notes thereto included and incorporated by reference in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                                           MARCH 31, 1996
                                                                     ---------------------------
                                                                      ACTUAL      AS ADJUSTED(1)
                                                                     --------     --------------
                                                                       (DOLLARS IN THOUSANDS)
Current portion of debt(2).........................................  $  5,699        $  5,699
                                                                     ========        ========
Long-term debt(3):
  9 1/4% First Mortgage Notes due 2006.............................  $120,000        $120,000
  10% Senior Secured Notes due 1999................................    24,403          24,403
  Notes and Mortgages payable, less current portion(2).............   104,618         104,618
  7% Convertible Subordinated Notes due 2002.......................    86,250          86,250
                                                                     --------        --------
          Total long-term debt.....................................   335,271         335,271
Stockholders' equity:
  Preferred stock, par value $.10 per share; 20,000,000 shares
     authorized; none issued.......................................        --              --
  Common stock, par value $.01 per share; 75,000,000 shares
     authorized; 31,049,512 shares issued and outstanding;
     38,549,512 shares issued and outstanding as adjusted..........       310             385
  Capital in excess of par value...................................   185,166         312,503
  Retained earnings................................................    57,498          57,498
                                                                     --------        --------
          Total stockholders' equity...............................   242,974         370,386
                                                                     --------        --------
          Total capitalization.....................................  $578,245        $705,657
                                                                     ========        ========


- ---------------
(1) As adjusted to reflect the Offering.

(2) See Note 8 of Notes to Consolidated Financial Statements as to interest rates and maturities on long-term debt, including current portion.


(3) The Revolving Credit Facility provides for availability of funds up to the lesser of $100.0 million and a borrowing base determined under the agreement. As of July 25, 1996, the Company had borrowed $40.0 million under the Revolving Credit Facility and had additional borrowing availability of approximately $22.0 million.

                  RECENT SELECTED CONSOLIDATED FINANCIAL DATA

     The table below presents recent selected consolidated financial data derived from the Company's historical financial statements as of and for the years ended December 31, 1993, 1994 and 1995 and the three months ended March 31, 1995 and 1996. This data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Selected Consolidated Financial Data of the Company and its Predecessor" and the Consolidated Financial Statements, related notes and other financial information included and incorporated by reference in this Prospectus.

                                                                                         THREE MONTHS ENDED
                                                       YEAR ENDED DECEMBER 31,                MARCH 31,
                                                  ----------------------------------     -------------------
                                                    1993         1994         1995        1995        1996
                                                  --------     --------     --------     -------     -------
                                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
INCOME STATEMENT DATA(1):
  Revenues:
     Lodging....................................  $ 69,487     $ 88,753     $146,184     $34,375     $41,974
     Food and beverage..........................    12,270       18,090       37,955       8,884       8,024
     Management and other fees..................    10,831       10,021        8,115       1,637       1,692
     Interest on mortgages and notes
       receivable...............................    14,765       15,867       11,895       3,026       2,681
     Business interruption insurance............        --           --           --          --       3,739
     Rental and other...........................     1,507        1,572        1,479         316         504
                                                  --------     --------     --------     -------     -------
          Total revenues........................   108,860      134,303      205,628      48,238      58,614
                                                  --------     --------     --------     -------     -------
  Costs and expenses:
     Direct hotel operating expenses:
       Lodging..................................    19,925       25,490       38,383       8,698      10,624
       Food and beverage........................    10,230       13,886       28,429       6,657       6,914
       Selling and general......................    21,180       27,244       49,753      11,824      14,010
       Occupancy and other operating............     9,827        9,799       11,763       2,611       3,482
       General and administrative...............    15,685       15,089       15,515       3,872       4,219
       Depreciation and amortization............     7,117        9,427       15,974       3,976       5,224
                                                  --------     --------     --------     -------     -------
          Total costs and expenses..............    83,964      100,935      159,817      37,638      44,473
                                                  --------     --------     --------     -------     -------
  Operating income..............................    24,896       33,368       45,811      10,600      14,141
  Investment income.............................     1,267        1,966        4,861         514       1,265
  Interest expense..............................   (16,116)     (13,993)     (21,603)     (4,100)     (5,851)
  Other income..................................     3,809        9,089        2,239          --       3,432
  Other expense.................................        --           --       (2,200)         --          --
                                                  --------     --------     --------     -------     -------
  Income before income taxes and extraordinary
     items......................................    13,856       30,430       29,108       7,014      12,987
  Provision for income taxes....................     5,681       12,172       11,643       2,806       5,195
                                                  --------     --------     --------     -------     -------
  Income before extraordinary items.............     8,175       18,258       17,465       4,208       7,792
  Extraordinary items(2)........................     3,989          172          104           7         149
                                                  --------     --------     --------     -------     -------
  Net income....................................  $ 12,164     $ 18,430     $ 17,569     $ 4,215     $ 7,941
                                                  ========     ========     ========     =======     =======
  Net income per common share(3):
     Primary:
       Income before extraordinary items........  $   0.27     $   0.57     $   0.54     $  0.13     $  0.24
       Extraordinary items......................      0.13         0.01           --          --          --
                                                  --------     --------     --------     -------     -------
     Net income per common share................  $   0.40     $   0.58     $   0.54     $  0.13     $  0.24
                                                  ========     ========     ========     =======     =======
     Fully diluted:
       Income before extraordinary items........  $   0.27     $   0.57     $   0.54     $  0.13     $  0.22
       Extraordinary items......................      0.13         0.01           --          --          --
                                                  --------     --------     --------     -------     -------
     Net income per common share................  $   0.40     $   0.58     $   0.54     $  0.13     $  0.22
                                                  ========     ========     ========     =======     =======

                                                                               THREE MONTHS ENDED
                                             YEAR ENDED DECEMBER 31,                MARCH 31,
                                        ----------------------------------     -------------------
                                          1993         1994         1995        1995        1996
                                        --------     --------     --------     -------     -------
                                                    (IN THOUSANDS, EXCEPT HOTEL DATA)
OTHER DATA:
EBITDA(4).............................  $ 32,013     $ 42,795     $ 61,785     $14,576     $19,365
Net cash provided by operating
  activities..........................    19,728       28,672       40,851       4,849       8,655
Net cash provided by (used in)
  investing activities................     2,281      (34,248)     (90,927)    (12,918)    (88,201)
Net cash provided by (used in)
  financing activities................   (17,056)     (23,469)      87,085      37,939      53,642
HOTEL DATA:
All-suites:
  Number of locations.................         8           12           19          13          22
  Number of rooms.....................       993        1,494        2,319       1,620       2,640
  REVPAR..............................  $  36.01     $  39.50     $  43.98     $ 37.60     $ 43.67
Full-service(5):
  Number of locations.................        30           31           32          32          32
  Number of rooms.....................     5,797        6,152        6,301       6,301       6,301
  REVPAR..............................  $  48.02     $  51.69     $  53.64     $ 45.10     $ 51.59
Limited-service:
  Number of locations.................        36           40           40          40          40
  Number of rooms.....................     3,669        4,164        4,164       4,164       4,164
  REVPAR..............................  $  34.61     $  34.60     $  37.46     $ 40.66     $ 42.58

                                                AS OF DECEMBER 31,
                                        ----------------------------------       AS OF MARCH 31,
                                          1993         1994         1995              1996
                                        --------     --------     --------     -------------------
                                                              (IN THOUSANDS)
BALANCE SHEET DATA:

  Cash and cash equivalents and
     marketable securities............  $ 41,569     $ 13,641     $ 61,462                $ 31,628
  Property, equipment and leasehold
     improvements.....................   172,786      299,291      398,201                 529,916
  Total assets........................   410,685      434,932      573,241                 642,876
  Current portion of debt.............    19,282        5,284        5,731                   5,699
  Long-term debt, net of current
     portion..........................   168,618      178,545      276,920                 335,271
  Total stockholders' equity..........   171,364      204,065      232,916                 242,974

- ---------------
(1) In December 1994, the Company acquired ownership of the Frenchman's Reef as a result of the restructuring of a mortgage note receivable, which was secured by the hotel. This transaction has not had a material impact on operating income but has affected revenue and operating margins significantly. For the years ended December 31, 1993 and 1994, the Company recorded revenues related to the Frenchman's Reef in the form of interest income and management fees with no corresponding operating expenses. For the year ended December 31, 1995, the Company recorded the operating revenues and operating expenses related to this hotel.

(2) Extraordinary items consist of gains on discharges of indebtedness, net of income taxes of $2.8 million in 1993, $120,000 in 1994 and $70,000 in 1995 and $4,000 and $100,000 for the three months ended March 31, 1995 and 1996.

(3) Primary net income per common share was computed based on the weighted average number of common shares and common share equivalents (dilutive stock options and warrants) outstanding during each period. The weighted average number of common shares used in computing primary net income per common share was 30,721,000, 32,022,000 and 32,461,000 for the years ended December 31, 1993, 1994 and 1995, respectively, and 32,365,000 and 32,865,000 for the three months ended March 31, 1995 and 1996, respectively. Fully diluted net income per common share, in addition to the adjustments for primary net income per common share, reflects the elimination of interest expense and the issuance of additional common shares from the assumed conversion of the 7% Convertible Subordinated Notes due 2002 from their issuance in April 1995. The weighted average number of common shares used in computing fully diluted net income per common share was 37,423,000 for the year ended December 31, 1995 and 32,365,000 and 40,346,000 for the three months ended March 31, 1995 and 1996, respectively.

(4) EBITDA represents earnings before extraordinary items, interest expense, provision for income taxes and depreciation and amortization and excludes interest income on cash investments and other income. EBITDA is used by the Company for the purpose of analyzing its operating performance, leverage and liquidity. Such data are not a measure of financial performance under generally accepted accounting principles and should not be considered as an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flows as a measure of liquidity.

(5) For purposes of showing operating trends, the results of the Frenchman's Reef have been excluded from Hotel data due to the effects of the September 1995 hurricane. For full-service operating results including the Frenchman's Reef, see "Business -- Prime's Lodging Operations."

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

GENERAL

     The Company is a leading hotel owner/operator which owns or leases 82 hotels (the "Owned Hotels") and manages 16 hotels (the "Managed Hotels") for third parties. The Company has a financial interest in the form of mortgages or profit participations (primarily incentive management fees) in 9 of the Managed Hotels. The Company consolidates the results of operations of its Owned Hotels and records management fees (including incentive management fees) and interest income, where applicable, on the Managed Hotels.

     The Company's principal growth strategy is the accelerated expansion of its AmeriSuites brand through the construction of new AmeriSuites hotels. For the three months ended March 31, 1996, earnings from recurring operations increased by 36.2% over the comparable period in 1995, attributable to an 11.3% increase in REVPAR at comparable hotels, the addition of 32 hotels primarily through construction or acquisition in the past two years and the impact of increased operating leverage. Although future results of operations may be adversely affected in the short-term by the costs associated with the construction and acquisition of new hotels, it is expected that this impact will be offset, after an initial period, by revenues generated by these new hotels. The Company believes that it is well positioned to benefit from the expected continued improvements in the lodging industry due to its growth strategy and its hotel equity ownership position.


     For the quarter ending June 30, 1996, the Company's recurring net income increased by 57.4% to $7.2 million, or $0.20 per share, from $4.6 million, or $0.14 per share, in the comparable period in 1995. Net income, which includes gains on property sales and other items not considered part of recurring operations, increased by 44.7% to $7.2 million, or $0.20 per share, from $5.0 million, or $0.15 per share, in the comparable period in 1995. For the six months ending June 30, 1996, recurring net income increased by 47.2% to $12.9 million, or $0.37 per share, from $8.8 million, or $0.27 per share, and net income increased by 64.8% to $15.1 million, or $0.42 per share, from $9.2 million, or $0.28 per share, in the comparable period in 1995.



     The results reflect revenue gains of 35.2% and 28.6%, respectively, and EBITDA increases of 47.1% and 40.3%, respectively, for the three and six month periods. The improvements were primarily attributable to the addition of 35 hotels over the past 18 months and an increase in REVPAR at comparable Owned Hotels of 11.7% and 11.4% for the three and six month periods, respectively. Results were driven by the strong performance of the AmeriSuites hotels, which registered 15.9% and 17.6% REVPAR increases for comparable hotels for the three and six month periods, respectively. In addition, the Company's comparable full-service and limited-service hotels reported REVPAR increases of 11.6% and 7.0%, respectively, for the three month period and 10.9% and 7.3%, respectively, for the six month period.


     On March 6, 1996, the Company acquired 18 hotels consisting of 16 Wellesley Inns and two other limited-service hotels for approximately $65.1 million in cash. The transaction enabled the Company to establish full control over its 30-hotel proprietary Wellesley Inn brand. In connection with this transaction, the Company also terminated its management agreement and junior subordinated mortgages related to the 18 hotels. Revenues and expenses from these hotels have been included in reported results from the date of acquisition. Prior to the acquisition, the Company recorded revenues in the form of management fees and interest income, with no corresponding operating expenses.


     On June 28, 1996, the Company established the Revolving Credit Facility with a group of financial institutions providing for availability of funds up to the lesser of $100 million and a borrowing base determined under the agreement. The Revolving Credit Facility is secured by certain of the Company's hotels with recourse to the Company. Additional hotels may be added subject to the approval of the lenders. As of July 25, 1996, the Company had borrowed $40.0 million under the Revolving Credit Facility and had additional borrowing availability of approximately $22.0 million. The proceeds were used to retire $20.0 million of interim financing with the remainder to be utilized principally for the development of AmeriSuites hotels. See "-- Liquidity and Capital Resources."

     In September 1995, the Frenchman's Reef suffered hurricane damage when Hurricane Marilyn struck the U.S. Virgin Islands. The Company and its insurance carrier have agreed to settle the Company's property and business interruption insurance claim for $25.0 million. Due to this insurance coverage, the Company's liquidity will be affected only to the extent of its insurance deductibles, for which the Company provided a reserve of $2.2 million in 1995. The Company has continued to operate the hotel and has repaired a majority of the damaged rooms on an interim basis. However, the impact of the hurricane has caused operating profits to decline from the prior year level. The Company is currently assessing the extent of further refurbishment required at the Frenchman's Reef. For the three months ended March 31, 1996, the Company continued to record the operating revenues and expenses of the Frenchman's Reef. In addition, the Company estimated its business interruption insurance proceeds assuming no growth over the prior year's profit level and recorded revenue and a corresponding receivable of $3.7 million.

     This Prospectus contains forward-looking statements which involve risks and uncertainties relating to future events. Prospective investors are cautioned that the Company's actual events or results may differ materially from the results discussed in the forward-looking statements. Factors that might cause actual results to differ materially from those indicated by such forward-looking statements include the matters set forth under the caption "Risk Factors."

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THE THREE MONTHS ENDED MARCH 31, 1995

     The following table presents the components of operating income, operating expense margins and other data for the Company and the Company's comparable Owned Hotels for the three months ended March 31, 1996 and 1995. The results of the two hotels divested during 1995 and 1996 are not material to an understanding of the results of the Company's operations in such periods and, therefore, are not separately discussed.

                                                                               COMPARABLE OWNED
                                                             TOTAL                 HOTELS(1)
                                                      -------------------     -------------------
                                                      THREE MONTHS ENDED      THREE MONTHS ENDED
                                                           MARCH 31,               MARCH 31,
                                                      -------------------     -------------------
                                                       1995        1996        1995        1996
                                                      -------     -------     -------     -------
                                                         (DOLLARS IN THOUSANDS, EXCEPT ADR AND
                                                                        REVPAR)
INCOME STATEMENT DATA:
Revenues:
  Lodging...........................................  $34,375     $41,974     $25,033     $28,279
  Food and Beverage.................................    8,884       8,024       5,336       5,908
  Management and Other Fees.........................    1,637       1,692
  Interest on Mortgages and Notes Receivable........    3,026       2,681
  Business Interruption Insurance...................       --       3,739
  Rental and Other..................................      316         504
                                                      -------     -------
       Total Revenues...............................   48,238      58,614
Direct Hotel Operating Expenses:
  Lodging...........................................    8,698      10,624       6,832       7,240
  Food and Beverage.................................    6,657       6,914       4,382       4,884
  Selling and General...............................   11,824      14,010       8,274       9,237
Occupancy and Other Operating.......................    2,611       3,482
General and Administrative..........................    3,872       4,219
Depreciation and Amortization.......................    3,976       5,224
                                                      -------     -------
Operating Income....................................   10,600      14,141
OPERATING EXPENSE MARGINS:
Direct Hotel Operating Expenses:
  Lodging, as a percentage of lodging revenue.......     25.3%       25.3%       27.3%       25.6%
  Food and Beverage, as a percentage of food and
     beverage revenue...............................     74.9%       86.2%       82.1%       82.7%
  Selling and General, as a percentage of lodging
     and
     food and beverage revenue......................     27.3%       28.0%       27.2%       27.0%
  Occupancy and Other Operating, as a percentage
     of lodging and food and beverage revenue.......      6.0%        7.0%
  General and Administrative, as a percentage
     of total revenue...............................      8.0%        7.2%
OTHER DATA(2):
  Occupancy.........................................     63.7%       65.9%       63.7%       66.8%
  Average Daily Rate ("ADR")........................  $ 65.97     $ 69.78     $ 65.97     $ 70.03
  Revenue Per Available Room ("REVPAR").............  $ 42.02     $ 45.95     $ 42.02     $ 46.75
  Gross Operating Profit............................  $10,881     $17,194     $10,881     $12,826

- ---------------
(1) For purposes of this discussion of results of operations for 1996 compared to 1995, comparable Owned Hotels refers to 46 Owned Hotels that were owned or leased by the Company during all of the three months ended March 31, 1995 and 1996. The Frenchman's Reef has not been classified as a comparable Owned Hotel due to the effect of the hurricane damage.

(2) For purposes of showing operating trends, the results of the Frenchman's Reef and the two disposed hotels have been excluded from the Other Data section of the table.

     Lodging revenues, which include room revenues and other related revenues such as telephone and vending, increased by $7.6 million, or 22.1%, during the three months ended March 31, 1996 over the same period of the prior year. The increase was primarily due to incremental lodging revenues of $8.9 million from the 32 new hotels added during 1995 and 1996 with the balance coming from growth in revenues at comparable Owned Hotels. Lodging revenues for comparable Owned Hotels increased by $3.2 million, or 13.0%, for the three months ended March 31, 1996 as compared to the same period of the prior year, driven primarily by strong results at the Company's AmeriSuites hotels. The revenue gains were partially offset by a decrease of $4.2 million at the Frenchman's Reef attributable to the impact of the 1995 hurricane.

     The Company operates in three major segments of the industry: all-suites, full-service and limited-service. The following table illustrates the growth in REVPAR for the comparable Owned Hotels for the three months ended March 31, 1996 as compared to the same period in the prior year by industry segment:

                                                                          THREE MONTHS
                                                                             ENDED
                                                                         MARCH 31, 1996
                                                                         --------------
        All-suites...................................................         19.9%
        Full-service.................................................         10.1%
        Limited-service..............................................          7.5%
                  Total..............................................         11.3%

     The REVPAR growth at comparable Owned Hotels reflects strong results in all of the Company's industry segments: its all-suites AmeriSuites, full-service and its limited-service Wellesley Inns. Repositioning efforts at both full-service and limited-service hotels contributed to the foregoing REVPAR increases. The improvements in REVPAR were generated by increases in ADR, which rose by 6.2%, and occupancy gains of 4.8% for the three month period as compared to the same period in the prior year.

     Food and beverage revenues decreased by $860,000, or 9.7%, for the three months ended March 31, 1996 compared to the same period in the prior year. This decrease was primarily due to lower food and beverage revenues at the Frenchman's Reef which declined by $2.4 million from the same period in the prior year due to the hurricane damage. This was partially offset by additional revenues of $1.0 million attributable to the new hotels and increased revenues at comparable Owned Hotels. Food and beverage revenues for comparable Owned Hotels increased by $572,000, or 10.7%, for the three months ended March 31, 1996, due primarily to increased banquet business at several hotels.

     Management and other fees consist of base and incentive fees earned under management agreements, fees for additional services rendered to Managed Hotels and sales commissions earned by the Company's national sales group, Market Segments, Inc. ("MSI"). Management and other fees increased by $55,000, or 3.4%, for the three months ended March 31, 1996 as compared to the same period in the prior year due primarily to increased incentive management fees partially offset by the conversions of Managed Hotels into Owned Hotels.

     Interest on mortgages and notes receivable during the period primarily related to mortgages secured by certain Managed Hotels. Interest on mortgages and notes receivable decreased by $345,000, or 11.4%, for the three months ended March 31, 1996 as compared to the same period in the prior year, primarily due to the Company's conversions of notes receivable into cash or hotel assets during 1995 and 1996. Interest on mortgages and notes receivable will continue to decrease and operating revenues and expenses will increase due to the March 31, 1996 conversion of a $22.4 million note into a long-term lease.

     Direct lodging expenses increased by $1.9 million, or 22.1%, for the three months ended March 31, 1996 compared to the same period in the prior year due primarily to the addition of new hotels. Direct lodging expenses, as a percentage of lodging revenue, remained constant at 25.3% during the three month periods. For comparable Owned Hotels, direct lodging expenses as a percentage of lodging revenues decreased from 27.3% to 25.6% for the three month period due primarily to increases in ADR which had minimal corresponding increases in expenses.

     Direct food and beverage expenses increased by $257,000, or 3.9%, for the three months ended March 31, 1996 as compared to the same period in the prior year primarily due to increased banquet business. As a percentage of food and beverage revenues, direct food and beverage expenses increased from 74.9% to 86.2% for the three month period. The increase was primarily due to the impact of decreased revenues from the food and beverage operations at the Frenchman's Reef. For comparable Owned Hotels direct food and beverage expenses, as a percentage of food and beverage revenue, remained relatively stable for both periods as the higher margins associated with the increased banquet business were offset by lower margins at the Hasbrouck Heights Crowne Plaza due to the refurbishing of the hotel. The Company anticipates completing this project during the second quarter of 1996.

     Direct hotel selling and general expenses consist primarily of hotel expenses for Owned Hotels which are not specifically allocated to rooms or food and beverage activities, such as administration, selling and advertising, utilities, repairs and maintenance. Direct hotel selling and general expenses increased by $2.2 million, or 18.5%, for the three months ended March 31, 1996 as compared to the same period in the prior year due primarily to the addition of new hotels. As a percentage of hotel revenues (defined as lodging and food and beverage revenues), direct hotel selling and general expenses increased from 27.3% to 28.0% for the three month period due to increased utility and snow removal costs related to the severe winter weather. For comparable Owned Hotels, direct selling and general expenses as a percentage of revenues decreased slightly from 27.2% to 27.0% for the three month periods, as the higher weather-related costs were offset by the impact of improved revenues.

     Occupancy and other operating expenses consist primarily of insurance, real estate and other taxes and rent expense. For the three months ended March 31, 1996, occupancy and other operating expenses increased by $871,000, or 33.4%, as compared to the same period in the prior year primarily due to the addition of new hotels and increased real estate taxes on certain hotels which were partially assessed in the prior year. As a result, occupancy and other operating expenses as a percentage of hotel revenues increased from 6.0% to 7.0% for the three month period.

     General and administrative expenses consist primarily of centralized management expenses such as operations management, sales and marketing, finance and hotel support services associated with operating both the Owned Hotels and Managed Hotels and general corporate expenses. General and administrative expenses increased by $347,000, or 9.0%, for the three months ended March 31, 1996, primarily due to increased personnel, advertising and training costs associated with opening new hotels. As a percentage of total revenues, general and administrative expenses decreased from 8.0% to 7.2% for the three month period due to operating leverage.

     Depreciation and amortization expense increased by $1.2 million, or 31.4%, for the three months ended March 31, 1996 as compared to the same period in the prior year due to the impact of new hotel properties acquired or opened in the past year and refurbishment efforts at several hotels.

     Interest expense increased by $1.8 million, or 42.7%, for the three months ended March 31, 1996 as compared to the same period in the prior year primarily due to the issuance of $86.3 million of 7% Convertible Subordinated Notes due 2002 (the "Convertible Notes") in April 1995 and a net increase of $68.4 million in debt, after application of the proceeds to repay indebtedness, from the $120.0 million 9 1/4% First Mortgage Notes due 2006 (the "First Mortgage Notes") issued in January 1996. The Company anticipates incurring additional indebtedness under the Revolving Credit Facility in connection with the development of its AmeriSuites hotels. While a majority of this interest will be capitalized during the construction period, the Company expects that these borrowings will increase net interest expense. Investment income increased by $751,000 for the three month period primarily due to higher average cash balances generated by the new borrowings.

     Other income consists of items which are not part of the Company's recurring operations. Other income for the three months ended March 31, 1996 consisted of a gain on the settlement of a note receivable of $1.8 million and a gain on the sale of a hotel of $1.6 million.

     Pretax extraordinary gains of approximately $249,000 relate to the retirement of secured notes with a face value of $8.5 million. Pretax extraordinary gains of approximately $11,000 for the three months ended March 31, 1995 relate to the retirement of debt with a face value of $388,000.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1995 COMPARED TO THE YEAR ENDED DECEMBER 31, 1994

     The following table presents the components of operating income, operating expense margins and other data for the Company and the Company's comparable Owned Hotels for the years ended December 31, 1995 and 1994. The results of the four hotels divested during 1994 and 1995 are not material to an understanding of the results of the Company's operations in such periods and, therefore, are not separately discussed.

                                                                               COMPARABLE OWNED
                                                            TOTAL                  HOTELS(1)
                                                    ---------------------     -------------------
                                                      1994         1995        1994        1995
                                                    --------     --------     -------     -------
                                                    (DOLLARS IN THOUSANDS, EXCEPT ADR AND REVPAR)
INCOME STATEMENT DATA:
Revenues:
  Lodging.........................................  $ 88,753     $146,184     $76,604     $83,190
  Food and Beverage...............................    18,090       37,955      13,601      13,299
  Management and Other Fees.......................    10,021        8,115
  Interest on Mortgages and Notes Receivable......    15,867       11,895
  Rental and Other................................     1,572        1,479
                                                    --------     --------
          Total Revenues..........................   134,303      205,628
Direct Hotel Operating Expenses:
  Lodging.........................................    25,490       38,383      20,722      21,908
  Food and Beverage...............................    13,886       28,429      10,634      10,467
  Selling and General.............................    27,244       49,753      23,009      24,338
Occupancy and Other Operating.....................     9,799       11,763
General and Administrative........................    15,089       15,515
Depreciation and Amortization.....................     9,427       15,974
                                                    --------     --------
Operating Income..................................    33,368       45,811
OPERATING EXPENSE MARGINS:
Direct Hotel Operating Expenses:
  Lodging, as a percentage of lodging revenue.....      28.7%        26.3%       27.1%       26.3%
  Food and Beverage, as a percentage of food and
     beverage revenue.............................      76.8%        74.9%       78.2%       78.7%
  Selling and General, as a percentage of lodging
     and food and beverage revenue................      25.5%        27.0%       25.5%       25.2%
  Occupancy and Other Operating, as a percentage
     of lodging and food and beverage revenue.....       9.2%         6.4%
  General and Administrative, as a percentage of
     total revenue................................      11.2%         7.5%
OTHER DATA:
  Occupancy.......................................      68.0%        69.2%       70.4%       72.3%
  Average Daily Rate..............................  $  60.36     $  73.28     $ 59.92     $ 63.97
  Revenue Per Available Room......................  $  41.04     $  50.71     $ 42.21     $ 46.22
  Gross Operating Profit..........................  $ 40,223     $ 67,605     $35,824     $39,926

- ---------------
(1) For purposes of this discussion of results of operations, comparable Owned Hotels refers to the 37 Owned Hotels that were owned or leased by the Company during all of 1994 and 1995.

     Lodging revenues, which include room revenues and other related revenues such as telephone and vending, increased by $57.4 million, or 64.7%, from $88.8 million in 1994 to $146.2 million in 1995. The increase was due to $52.1 million of lodging revenues from the addition of the Frenchman's Reef and the 19 new hotels added during 1994 and 1995 with the balance coming from growth in revenues at comparable Owned Hotels. Lodging revenues for comparable Owned Hotels increased by $6.6 million, or 8.6%, in 1995 as compared to 1994.

     The Company operates in three major segments of the industry: all-suites, full-service and limited-service. The following table sets forth the growth in REVPAR at the comparable Owned Hotels for 1995, as compared to 1994, by industry segment:

                                                                          YEAR ENDED
                                                                       DECEMBER 31, 1995
                                                                       -----------------
        All-suites...................................................        11.9%
        Full-service.................................................         8.7%
        Limited-service..............................................         9.2%
                  Total..............................................         9.5%

     The REVPAR growth at comparable Owned Hotels reflects strong results in each of the Company's industry segments. Repositioning efforts at both full-service and limited-service hotels also contributed to the REVPAR increases. The improvements in REVPAR were generated by increases in ADR, which rose by 6.8% and gains in occupancy of 2.7%.

     Food and beverage revenues increased by $19.9 million, or 109.8%, from $18.1 million in 1994 to $38.0 million in 1995. The increase was primarily due to the additional food and beverage operations related to the Frenchman's Reef and six other full-service hotels acquired since January 1, 1994. Food and beverage revenues for comparable Owned Hotels decreased by $302,000 in 1995 compared to 1994. The decrease was primarily due to decreased banquet business and lower beverage revenues at the Company's sports lounges.

     Management and other fees consist of base and incentive fees earned under management agreements, fees for additional services rendered to Managed Hotels and sales commissions earned by the Company's national sales group, MSI. Management and other fees decreased by $1.9 million, or 19.0%, from $10.0 million in 1994 to $8.1 million in 1995. The decrease was primarily due to the loss of management fees on five Managed Hotels acquired by the Company during 1994 and 1995 and six additional hotels which were sold by a third party hotel owner in 1994. Partially offsetting these decreased management fees were increased base and incentive management fees associated with the remaining Managed Hotels and increased revenues generated by MSI.

     Interest on mortgages and notes receivable primarily relate to mortgages secured by certain Managed Hotels. Interest on mortgages and notes receivable decreased by $4.0 million, or 25.0%, from $15.9 million in 1994 to $11.9 million in 1995, primarily due to the Company's conversion of a $50.0 million note receivable secured by the Frenchman's Reef into an operating hotel asset in December 1994. Partially offsetting the decrease was interest income related to the purchase of $17.4 million of first mortgages secured by two hotels for $12.7 million in June 1995.

     Direct lodging expenses increased by $12.9 million, or 50.6%, from $25.5 million in 1994 to $38.4 million in 1995, due primarily to the addition of new hotels. Direct lodging expenses, as a percentage of lodging revenue, decreased from 28.7% in 1994 to 26.3% in 1995. This decrease was primarily due to increases in ADR which had minimal corresponding increases in expenses. For comparable Owned Hotels, direct lodging expenses as a percentage of lodging revenues decreased from 27.1% in 1994 to 26.3% in 1995.

     Direct food and beverage expenses increased by $14.5 million, or 104.7%, from $13.9 million in 1994 to $28.4 million in 1995, primarily due to the addition of seven new full-service hotels. As a percentage of food and beverage revenues, direct food and beverage expenses decreased from 76.8% in 1994 to 74.9% in 1995. The decrease was primarily due to increased revenues in higher margin areas such as banquet departments at the new hotels. For comparable Owned Hotels, direct food and beverage expenses as a percentage of food and beverage revenue increased slightly from 78.2% in 1994 to 78.7% in 1995.

     Direct hotel selling and general expenses consist primarily of hotel expenses for Owned Hotels which are not specifically allocated to rooms or food and beverage activities, such as administration, selling and advertising, utilities, repairs and maintenance. Direct hotel selling and general expenses increased by $22.6 million, or 82.6%, from $27.2 million in 1994 to $49.8 million in 1995, due primarily to the addition of new hotels. As a percentage of hotel revenues (defined as lodging and food and beverage revenues), direct hotel selling and general expenses increased from 25.5% in 1994 to 27.0% in 1995 due to the addition of new full-service properties which generally require higher levels of unallocated expenses. For comparable Owned Hotels, direct selling and general expenses as a percentage of revenues decreased slightly from 25.5% in 1994 to 25.2% in 1995.

     Occupancy and other operating expenses consist primarily of insurance, real estate and other taxes and rent expense. Occupancy and other operating expenses increased by $2.0 million, or 20.0%, from $9.8 million in 1994 to $11.8 million in 1995 as the additional costs associated with the new hotels were offset by real estate tax refunds of approximately $600,000 during the year. As a percentage of hotel revenues, occupancy and other operating expenses decreased from 9.2% in 1994 to 6.4% in 1995, primarily due to operating leverage.

     General and administrative expenses consist primarily of centralized management expenses such as operations management, sales and marketing, finance and hotel support services associated with operating both the Owned Hotels and Managed Hotels and general corporate expenses. General and administrative expenses increased by $426,000, or 2.8%, from $15.1 million in 1994 to $15.5 million in 1995, due to ordinary inflationary increases which were partially offset by central office payroll reductions. As a percentage of total revenues, general and administrative expenses decreased from 11.2% in 1994 to 7.5% in 1995 due to operating leverage.

     Depreciation and amortization expense increased by $6.6 million, or 69.4%, from $9.4 million in 1994 to $16.0 million in 1995, due to the impact of new hotel properties acquired in the past year and refurbishment efforts at several hotels.

     Interest expense increased by $7.6 million, or 54.4%, from $14.0 million in 1994 to $21.6 million in 1995, primarily due to new mortgage borrowings of $39.0 million incurred in February 1995 and $86.3 million of 7% Convertible Subordinated Notes due 2002 (the "Convertible Notes") issued in April 1995. Investment income increased by $2.9 million from $2.0 million in 1994 to $4.9 million in 1995 primarily due to higher average cash balances generated by the new borrowings.

     Other income consists of items which are not part of the Company's recurring operations. For the year ended December 31, 1995, other income consisted of a gain on the settlement of a note receivable of $822,000 and gains on the sale of land parcels of $1.4 million. Other income for the year ended December 31, 1994 consisted primarily of a gain on the settlement of the Rose and Cohen note receivable of $6.2 million (see "Business -- Litigation"), gains on property sales of $1.0 million and rebates of prior years' insurance premiums of $1.2 million. Other expense of $2.2 million for the year ended December 31, 1995 consists of a reserve for insurance deductibles related to hurricane damage at the Frenchman's Reef.

     Pretax extraordinary gains of approximately $174,000 for the year ended December 31, 1995 relate to the retirement of secured notes with a face value of $22.2 million. Pretax extraordinary gains of approximately $292,000 for the year ended December 31, 1994 relate to the retirement of debt with a face value of $8.3 million.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 1994 COMPARED TO THE YEAR ENDED DECEMBER 31, 1993

     The following table presents the components of operating income, operating expense margins and other data for the Company and the Company's comparable Owned Hotels for 1993 and 1994. The results of the four hotels divested during 1993 and 1994 are not material to an understanding of the results of the Company's operations in such periods and, therefore, are not separately discussed.

                                                                               COMPARABLE OWNED
                                                            TOTAL                  HOTELS(1)
                                                    ---------------------     -------------------
                                                      1993         1994        1993        1994
                                                    --------     --------     -------     -------
                                                    (DOLLARS IN THOUSANDS, EXCEPT ADR AND REVPAR)
INCOME STATEMENT DATA:
Revenues:
  Lodging.........................................  $ 69,487     $ 88,753     $62,305     $66,821
  Food and Beverage...............................    12,270       18,090      10,875      11,410
  Management and Other Fees.......................    10,831       10,021
  Interest on Mortgages and Notes Receivable......    14,765       15,867
  Rental and Other................................     1,507        1,572
                                                    --------     --------
          Total Revenues..........................   108,860      134,303
Direct Hotel Operating Expenses:
  Lodging.........................................    19,925       25,490      16,870      17,281
  Food and Beverage...............................    10,230       13,886       9,029       9,143
  Selling and General.............................    21,180       27,244      17,779      18,889
Occupancy and Other Operating.....................     9,827        9,799
General and Administrative........................    15,685       15,089
Depreciation and Amortization.....................     7,117        9,427
                                                    --------     --------
Operating Income..................................    24,896       33,368
OPERATING EXPENSE MARGINS:
Direct Hotel Operating Expenses:
  Lodging, as a percentage of lodging revenue.....      28.7%        28.7%       27.1%       25.9%
  Food and Beverage, as a percentage of food and
     beverage revenue.............................      83.4%        76.8%       83.0%       80.1%
  Selling and General, as a percentage of lodging
     and food and beverage revenue................      25.9%        25.5%       24.3%       24.1%
  Occupancy and Other Operating, as a percentage
     of lodging and food and beverage revenue.....      12.0%         9.2%
  General and Administrative, as a percentage of
     total revenue................................      14.4%        11.2%
OTHER DATA:
  Occupancy.......................................      70.4%        68.0%       73.2%       73.1%
  Average Daily Rate..............................  $  56.14     $  60.36     $ 56.84     $ 61.16
  Revenue Per Available Room......................  $  39.52     $  41.04     $ 41.61     $ 44.71
  Gross Operating Profit..........................  $ 30,422     $ 40,223     $29,500     $32,917

- ---------------
(1) For purposes of this discussion of results of operations for 1994 compared to 1993, comparable Owned Hotels refers to the 31 Owned Hotels that were owned or leased by the Company during all of 1994 and 1993.

     Lodging revenues increased by $19.3 million, or 27.7%, from $69.5 million in 1993 to $88.8 million in 1994. This increase was primarily due to incremental lodging revenues of $17.6 million from hotels acquired or built in 1993 and 1994 and an increase in lodging revenues at comparable Owned Hotels. Lodging revenues for comparable Owned Hotels increased by $4.5 million, or 7.2%, in 1994 compared to 1993 due to improvements in ADR. ADR increased by $4.22 or 7.5% for all hotels and $4.32 or 7.6% for comparable Owned Hotels due to repositioning and refurbishment efforts at several full-service hotels and the continued improvements in the lodging industry. In 1994, the industry continued its recovery, as demand growth continued to outpace new hotel supply growth, resulting in higher occupancy levels which have allowed the industry to increase room rates. The Company has pursued a strategy of increasing ADR, which has a greater impact on net operating income than changes in occupancy. Occupancy rates for all hotels decreased from 70.4% in 1993 to 68.0% in 1994 due to the lower occupancy rates normally associated with new hotels, including both newly constructed hotels and repositioned hotels during the refurbishment period. Occupancy rates for comparable Owned Hotels remained constant in 1994 compared to 1993.

     The Company operates in three major segments of the industry: all-suites, full-service, and limited-service. The following table sets forth the growth in REVPAR at the comparable Owned Hotels for the year ended December 31, 1994 as compared to the prior year, by industry segment:

                                                                          YEAR ENDED
                                                                       DECEMBER 31, 1994
                                                                       -----------------
        All-suites.................................................           13.1%
        Full-service...............................................            7.7%
        Limited-service............................................            4.1%
                  Total............................................            7.5%

     Food and beverage revenues increased by $5.8 million, or 47.4%, from $12.3 million in 1993 to $18.1 million in 1994. This increase was primarily due to the impact of incremental revenues of $5.7 million from additional food and beverage operations of four full-service hotels acquired in 1994. Food and beverage revenues for comparable Owned Hotels increased by $535,000, or 4.9%, in 1994 compared to 1993 primarily as a result of increased banquet sales and the repositioning of three lounges to a sports bar theme.

     Management and other fees consist of base and incentive fees earned under management agreements, fees for additional services rendered to Managed Hotels and sales commissions earned by the Company's national sales group, MSI. Management and other fees decreased by $810,000, or 7.5%, from $10.8 million in 1993 to $10.0 million in 1994 primarily due to the loss of management fees on four Managed Hotels acquired by the Company during 1994. In addition, the Company's management contracts covering six additional hotels were terminated during 1994 upon divestiture of those hotels by the third party hotel owners. Partially offsetting these decreased management fees were the addition of two new management contracts and increased revenues associated with the remaining Managed Hotels.

     Interest on mortgages and notes receivable in 1993 and 1994 primarily related to mortgages secured by certain Managed Hotels including the Frenchman's Reef. Interest income on mortgages and notes receivable increased by $1.1 million, or 7.5%, from $14.8 million in 1993 to $15.9 million in 1994 primarily due to interest recognized on the Company's cash flow notes, which are subordinated or junior mortgages which remit payment based on hotel cash flow. In accordance with fresh start reporting adopted on July 31, 1992, assets and liabilities were recorded at their then-current fair market values. As these cash flow notes bear many of the characteristics and risks of operating hotel equity investments, no value was assigned to these notes on the Company's balance sheet due to substantial doubt as to their recoverability. The Company's policy is to recognize interest on cash flow notes when cash is received. In 1994, the portion of interest on mortgages and other notes receivable attributable to cash flow notes increased to $2.0 million from $1.0 million in 1993 primarily due to the execution of revised cash flow note agreements on three hotels and the improved operating performance of the underlying hotels. See "Business -- Mortgages and Notes Receivable."

     Approximately $4.3 million and $4.6 million of interest on mortgages and notes receivable in 1993 and 1994, respectively, was derived from the Company's $50.0 million note receivable secured by the Frenchman's Reef. This note was restructured in December 1994 and pursuant to such restructuring, the Company obtained ownership and control of the Frenchman's Reef. See "-- Liquidity and Capital Resources."

     Direct lodging expenses increased by $5.6 million, or 27.9%, from $19.9 million in 1993 to $25.5 million in 1994 due primarily to the addition of new hotels. As a percentage of lodging revenue, direct lodging expenses remained constant at 28.7% in 1993 and 1994. For comparable Owned Hotels, direct lodging expenses increased $411,000, or 2.4%, but decreased as a percentage of comparable lodging revenue from 27.1% in 1993 to 25.9% in 1994 primarily due to increases in ADR which had minimal corresponding increases in expenses.

     Direct food and beverage expenses increased by $3.7 million, or 35.7%, from $10.2 million in 1993 to $13.9 million in 1994 due primarily to the addition of new full-service hotels. As a percentage of food and beverage revenue, direct food and beverage expenses decreased from 83.4% in 1993 to 76.8% in 1994 primarily due to increased revenues in higher margin areas such as banquet departments and sports lounges. For comparable Owned Hotels, direct food and beverage expenses increased $114,000, or 1.3%, but decreased as a percentage of food and beverage revenue from 83.0% in 1993 to 80.1% in 1994.

     Direct hotel selling and general expenses consist primarily of hotel expenses for Owned Hotels which are not specifically allocated to rooms or food and beverage activities, such as administration, selling and advertising, utilities, repairs and maintenance. Direct hotel selling and general expenses increased by $6.1 million, or 28.6%, from $21.2 million in 1993 to $27.2 million in 1994 due primarily to the addition of 11 new hotels. Of these 11 hotels, four were managed by the Company in 1993 or during a portion of 1994, while the other seven had no previous relationship to the Company. As a percentage of hotel revenues (defined as rooms and food and beverage revenues), direct hotel selling and general expenses decreased slightly from 25.9% in 1993 to 25.5% in 1994. For comparable Owned Hotels, direct selling and general expenses increased $1.1 million, or 6.2%, but decreased slightly as a percentage of comparable Owned Hotel revenues from 24.3% in 1993 to 24.1% in 1994.

     Occupancy and other operating expenses, which consist primarily of insurance, real estate and other taxes, and rent expense, decreased by $28,000 in 1994. As a percentage of hotel revenues, occupancy and other operating expenses decreased from 12.0% in 1993 to 9.2% in 1994 primarily due to operating leverage, lower property and liability insurance charges based on favorable claims experiences and reductions in real estate taxes as a result of successful tax appeals on certain properties.

     General and administrative expenses consist primarily of centralized management expenses such as operations management, sales and marketing, finance and hotel support services associated with operating both the Owned Hotels and Managed Hotels and general corporate expenses. General and administrative expenses decreased by $596,000, or 3.8%, from $15.7 million in 1993 to $15.1 million in 1994 primarily due to savings realized from the restructuring of the Company's centralized management operations in 1993. As a percentage of total revenues, general and administrative expenses decreased from 14.4% in 1993 to 11.2% in 1994.

     Depreciation and amortization expense increased by $2.3 million, or 32.5%, from $7.1 million in 1993 to $9.4 million in 1994, due to the impact of new hotel properties acquired in the past year and refurbishment efforts at several hotels.

     Interest expense decreased by $2.1 million, or 13.2%, from $16.1 million in 1993 to $14.0 million in 1994, primarily due to the net reduction of approximately $27.4 million of debt over the past two years. Interest income on cash investments increased by approximately $700,000, or 55.2%, from $1.3 million in 1993 to $2.0 million in 1994 due to higher average cash balances in 1994.

     Other income for 1994 consisted primarily of a gain of approximately $6.2 million related to the settlement of the Rose and Cohen note receivable (see "Business -- Litigation"), gains on sales of other hotel assets of approximately $1.0 million and rebates of prior years' insurance premiums of $1.2 million.

     Pretax extraordinary gains of approximately $292,000 for 1994 relate to the retirement of secured notes with a face value of $8.3 million. Pretax extraordinary gains of approximately $6.8 million in 1993 relate to the retirement of debt with a face value of $25.8 million.

LIQUIDITY AND CAPITAL RESOURCES

     Prime's principal growth strategy is the accelerated expansion of its AmeriSuites brand through the construction of new AmeriSuites hotels. Prime expects to have 39 AmeriSuites in operation by the end of 1996 and seeks to have more than 70 AmeriSuites open by the end of 1997.

     Prime believes it has sufficient resources available to fund its AmeriSuites growth strategy, including capital from the following sources: (i) net proceeds from the Offering; (ii) borrowings under its five-year secured Revolving Credit Facility; and (iii) internally generated free cash flow from its Portfolio of 98 hotels. In addition, Prime may enter into sale/leaseback transactions involving certain of its mid-price limited-service and upscale full-service hotels, or seek additional debt financing secured by the Company's hotels.

     At March 31, 1996, the Company had cash and cash equivalents of $23.6 million, current marketable securities of $8.0 million and restricted cash, which is primarily collateral for various debt obligations, of $9.4 million. Cash and cash equivalents and current marketable securities decreased by $29.8 million during the three months ended March 31, 1996 primarily due to the acquisition and development of hotels and repayment of debt, partially offset by new borrowings.

     The Company's major sources of cash for the three months ended March 31, 1996 were net proceeds of approximately $115.0 million from the issuance of the $120.0 million First Mortgage Notes in January 1996, cash flow from operations of $8.7 million and collections of mortgage and notes receivable of $8.3 million. The Company's major uses of cash during the quarter were capital expenditures relating primarily to acquisitions and development of $103.6 million and debt payments of $61.5 million.

     Cash flow from operations increased to $8.7 million for the three months ended March 31, 1996 as compared to $4.9 million for the same period in the prior year due to the improved operating results. Cash flow from operations was positively impacted by the utilization of net operating loss carry forwards ("NOLs") of $2.0 million for the three months ended March 31, 1996 as compared to $1.4 million for the same period in the prior year. At March 31, 1996, the Company had federal NOLs relating to its predecessor, PMI, of approximately $119.2 million which are subject to annual utilization limitations and expire beginning in 2005 and continuing through 2007. See Note 10 to the Consolidated Financial Statements.

     Cash flow from operations was approximately $40.9 million for the year ended 1995 as compared to $28.7 million in 1994. Cash flow from operations was positively impacted by the utilization of NOLs and other tax basis differences of $9.5 million and $12.8 million in 1995 and 1994, respectively.

     The Company's other major sources of cash during 1995 were net proceeds of approximately $83.2 million from the issuance of the Convertible Notes, mortgage financings of $39.0 million and collections of mortgages and notes receivable of $27.6 million. The Company's major uses of cash in 1995 were capital expenditures of $113.5 million, debt payments of $34.0 million, the purchase of first mortgage notes for $12.7 million and purchases of marketable securities of $11.5 million.


     Debt. On June 28, 1996, the Company established the Revolving Credit Facility with a group of financial institutions providing for availability of funds up to the lesser of $100.0 million and a borrowing base determined under the agreement. The Revolving Credit Facility is secured by certain of the Company's hotels with recourse to the Company. Additional hotels may be added subject to the approval of the lenders. The Revolving Credit Facility bears interest at LIBOR plus 2.25% and is available for five years. The Revolving Credit Facility contains covenants requiring the Company to maintain certain financial ratios. The Revolving Credit Facility also contains certain covenants which limit the incurrence of debt, liens, dividend payments, certain investments, transactions with affiliates, asset sales, mergers and consolidations and any change of control of the Company. The aggregate amount of the Revolving Credit Facility will be reduced to $87.0 million on June 28, 1999 and $75.0 million on June 28, 2000. As of July 25, 1996, the Company had borrowed $40.0 million under the Revolving Credit Facility and had additional borrowing availability of approximately $22.0 million. The proceeds were used to retire $20.0 million of interim financing with the remainder to be utilized principally for the development of AmeriSuites hotels.


     In May 1996, the Company borrowed $20.0 million from a financial institution with interest at LIBOR plus 2.25%. Proceeds were utilized for the development of AmeriSuites hotels. The borrowing was subsequently repaid with the proceeds from the Revolving Credit Facility.

     In January 1996, the Company issued $120.0 million of First Mortgage Notes. Interest on the First Mortgage Notes is payable semi-annually on January 15 and July 15. The notes are secured by 15 hotels and contain certain covenants including limitations on the incurrence of debt, dividend payments, certain investments, transactions with affiliates, asset sales and mergers and consolidations. The First Mortgage Notes are redeemable, in whole or in part, at the option of the Company on or after January 15, 2001 at premiums to principal which decline on each anniversary date thereafter. The Company utilized a portion of the proceeds to pay down approximately $51.6 million of indebtedness, with the remainder of the proceeds used to finance the development or acquisition of hotels or hotel portfolios.

     During the first quarter, the Company prepaid and retired $6.0 million of its senior secured notes resulting in pre-tax extraordinary gains of $60,000. The Company also retired $2.4 million of debt in conjunction with the sale of a hotel which resulted in a pre-tax extraordinary gain of $189,000. In April 1996, the Company, utilizing the proceeds from the settlement of a note receivable, prepaid and retired $6.5 million of senior secured notes. A pre-tax extraordinary gain of $45,000 will be recorded in the second quarter.

     The Company has $31.6 million of debt related to the Frenchman's Reef which was scheduled to mature in December 1996. In March 1996, the Company and the lender entered into an agreement to extend the maturity of the loan to July 1997. The loan bears interest at the same rate currently in effect and principal payments are waived until July 1997. All other terms and conditions of the loan remain in effect.

     Capital Investments. The Company's capital spending in the first quarter of 1996 was focused on the development of its AmeriSuites hotel chain and the consolidation of its Wellesley Inns chain. The Company spent approximately $92.9 million through March 31, 1996 on acquisitions and construction funded primarily by a combination of existing cash balances, cash flow from operations and the issuance of the First Mortgage Notes.

     The Company intends to rapidly expand its AmeriSuites chain through new construction. The Company has opened six new AmeriSuites hotels to date in 1996, in Miami (2), Dallas (2), Cleveland and Detroit, bringing the number of AmeriSuites to 25 as of July 1, 1996. The Company currently has 20 AmeriSuites hotels under construction and 25 additional AmeriSuites sites under contract. The Company expects to have 39 AmeriSuites in operation by the end of 1996 and seeks to have more than 70 AmeriSuites open by the end of 1997. During the first quarter of 1996, the Company spent $27.8 million on constructing new AmeriSuites hotels. The Company expects to spend a total of approximately $250 million on constructing new AmeriSuites hotels in 1996.

     On March 6, 1996, the Company acquired 18 hotels consisting of 16 Wellesley Inns and two other limited service hotels for approximately $65.1 million in cash. The acquisition enabled the Company to establish full control over its proprietary Wellesley Inns brand with all 30 Wellesley Inns owned and operated by the Company. The Company intends to spend approximately $7 million to $8 million to refurbish these hotels to ensure consistent quality and enhance the value of its brand.

     The Company and its insurance carrier have agreed to settle the Company's property and business interruption insurance claim with respect to the Frenchman's Reef for $25.0 million. Due to this insurance coverage, the Company's liquidity will be affected only to the extent of its insurance deductibles, for which the Company provided a reserve of $2.2 million in 1995. Additionally, the Company's debt in the amount of $31.6 million related to the Frenchman's Reef is further secured by an assignment of property insurance proceeds. The lender has sole discretion concerning the utilization of such proceeds for refurbishment. The Company is discussing with the lender the terms under which the lender will make such funds available.

     During the first quarter of 1996, the Company spent approximately $10.7 million on capital improvements at its Owned Hotels, of which approximately $4.6 million related to refurbishments and repositionings of recently acquired hotels. The Company intends to spend an additional $12 million to $13 million in 1996 relating to the refurbishing and repositioning of the Hasbrouck Heights Crowne Plaza and the 16 recently acquired Wellesley Inns.

     Asset Realizations. The Company has pursued a strategy of converting mortgage notes receivable and other assets into cash or operating hotel assets. Since July 31, 1992, the Company has received $122.9 million in cash and added ten operating hotel assets through note settlements, lease terminations and property sales. During the first quarter, the Company received $8.3 million in cash in settlement of notes receivable and $3.7 million in cash on sales of properties resulting in gains of $3.4 million. In January 1996, the Company obtained control of the 210-room Cocoa Beach Howard Johnson Hotel by converting its $9.7 million mortgage note receivable into a long-term lease. On March 31, 1996, the Company obtained control of the 204-room Fairfield Radisson by converting its $22.4 million mortgage note receivable into a long-term lease.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                       OF THE COMPANY AND ITS PREDECESSOR

     The Company is the successor in interest to the Company's predecessor, Prime Motor Inns, Inc. ("PMI"), which emerged from chapter 11 reorganization on July 31, 1992 (the "Effective Date"). PMI had filed for protection under chapter 11 of the United States Bankruptcy Code in September 1990. The Company implemented "fresh start" reporting pursuant to the Statement of Position 90-7, "Financial Reporting by Entities in Reorganization under the Bankruptcy Code" of the American Institute of Certified Public Accountants, as of the Effective Date. Accordingly, the consolidated financial statements of the Company are not comparable in all material respects to any such financial statement as of any date or for any period prior to the Effective Date. Subsequent to the Effective Date, the Company changed its fiscal year end from June 30 to December 31. The table below presents selected consolidated financial data derived from: (i) the Company's historical financial statements for the years ended December 31, 1993, 1994 and 1995 and each of the three months ended March 31, 1995 and 1996, (ii) the Company's historical financial statements as of and for the five-month period ended December 31, 1992, (iii) the Company's "fresh start" balance sheet as of the Effective Date and (iv) the historical consolidated financial statements of PMI for the one month ended July 31, 1992 and for the years ended June 30, 1991 and 1992. This data should be read in conjunction with the Consolidated Financial Statements, related notes and other financial information included and incorporated by reference in this Prospectus.

                                                   PRE-REORGANIZATION
                                            --------------------------------
                                                                    FOR THE
                                              AS OF AND FOR THE       ONE
                                                    YEAR             MONTH
                                               ENDED JUNE 30,        ENDED
                                            ---------------------   JULY 31,
                                             1991(1)     1992(1)    1992(1)
                                            ---------   ---------   --------
                                                     (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Total revenues..........................  $ 205,699   $ 134,190   $  8,793
  Valuation writedowns and
    reserves..............................    (59,149)    (62,123)   (13,000)
Reorganization items......................   (181,655)    (23,194)     1,796
  Other income (expense)..................         --          --         --
  Income (loss) from continuing
    operations before extraordinary
    items(2)..............................   (246,110)    (71,965)   (10,274)
 Extraordinary items-gains on
    discharge of indebtedness (net of
    income taxes).........................         --          --    249,600
  Net income (loss).......................   (227,188)    (71,965)   239,326

BALANCE SHEET  DATA:
  Total assets............................  $ 679,916   $ 554,118         --
  Long-term debt, net of current portion..      2,851       8,921         --
  Stockholders' equity (deficiency).......   (157,327)   (229,292)        --




                                                                           POST-REORGANIZATION
                                              -----------------------------------------------------------------------------
                                                          AS OF AND
                                                           FOR THE                                       AS OF AND FOR THE
                                                         FIVE MONTHS    AS OF AND FOR THE YEAR ENDED    THREE MONTHS ENDED
                                               AS OF        ENDED               DECEMBER 31,                 MARCH 31,
                                              JULY 31,    DEC. 31,     ------------------------------   -------------------
                                              1992(1)       1992         1993       1994       1995       1995       1996
                                              --------   -----------   --------   --------   --------   --------   --------
                                                                                (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Total revenues..........................          --    $  41,334    $108,860   $134,303   $205,624   $ 48,238   $ 58,614
  Valuation writedowns and
    reserves..............................          --           --          --         --         --         --         --
Reorganization items......................          --           --          --         --         --         --         --
  Other income (expense)..................          --           --       3,809      9,089         39         --      3,432
  Income (loss) from continuing
    operations before extraordinary
    items(2)..............................          --        1,393       8,175     18,258     17,465      4,208      7,792
 Extraordinary items-gains on
    discharge of indebtedness (net of
    income taxes).........................          --           --       3,989        172        104          7        149
  Net income (loss).......................          --        1,393      12,164     18,430     17,569      4,215      7,941

BALANCE SHEET  DATA:
  Total assets............................    $468,650    $ 403,314    $410,685   $434,932   $573,241   $492,438   $642,876
  Long-term debt, net of current portion..     204,438      192,913     168,618    178,545    276,920    221,726    335,271
  Stockholders' equity (deficiency).......     135,600      137,782     171,364    204,065    232,916    210,176    242,974

- ---------------
(1) PMI filed for chapter 11 bankruptcy protection on September 18, 1990, at which time it owned or managed 141 hotels. During its approximately two-year reorganization, PMI restructured its assets, operations and capital structure. On the Effective Date, the Company emerged from chapter 11 reorganization with 75 Owned Hotels or Managed Hotels, $135.6 million of stockholders' equity and $266.4 million of total debt.

(2) Approximately $2.3 million, $28.0 million and $25.3 million of contractual interest expense during the one month ended July 31, 1992 and for the fiscal years ended June 30, 1992 and 1991, respectively, was not accrued and was not paid due to the chapter 11 proceeding.

                                    BUSINESS

THE COMPANY

     Prime is a leading national hotel company, with a portfolio of 98 hotels containing 14,006 rooms located in 23 states and the U.S. Virgin Islands (the "Portfolio"). Prime controls two high-quality hotel brands: AmeriSuites(R) all-suites hotels and Wellesley Inns(R) limited-service hotels. The Company's hotels are modern, well-maintained assets, with an average age of approximately 12 years. The Company emphasizes hotel equity ownership, owning and operating 82 of the 98 hotels in its Portfolio (the "Owned Hotels") and managing the remaining 16 hotels for third parties (the "Managed Hotels"), with financial interests in 9 of the 16 Managed Hotels. The Company believes it creates long-term value through the development of its proprietary brands. Of the Company's 98 hotels, an aggregate of 55 hotels are included in Prime's proprietary AmeriSuites and Wellesley Inns brands.

     Over the past three years, Prime has achieved rapid growth in its Portfolio, increasing the number of owned rooms from 4,198 at January 1, 1993 to 10,866 at July 1, 1996. Prime has attained this strong Portfolio growth while consistently increasing profit levels. From 1993 to 1995, the Company grew EBITDA at a compound annual rate of 38.9%, from $32.0 million in 1993 to $61.8 million in 1995. Over the same period, recurring net income per share grew at a compound annual rate of 64.3%, from $0.20 in 1993 to $0.54 in 1995. These positive trends continued in the first quarter of 1996, compared to the first quarter of 1995. EBITDA grew 32.9% from $14.6 million to $19.4 million and recurring net income per share grew 30.8% from $0.13 to $0.17.

     The Company's hotels serve three major lodging industry segments: the all-suites segment, under the Company's proprietary AmeriSuites brand; the upscale full-service segment, under major national franchises; and the mid-price limited-service segment, primarily under the Company's proprietary Wellesley Inns brand.


     All-Suites. Prime owns and operates 25 all-suites hotels under the AmeriSuites brand name. AmeriSuites are upper mid-price, all-suites hotels containing approximately 125 suites and located primarily in the Southern and Central United States. Since January 1, 1994, AmeriSuites has been one of the fastest growing all-suites hotel chains in the United States, expanding from 9 hotels to 25 hotels at July 1, 1996, an increase of 178%. An additional 20 AmeriSuites are currently under construction, with sites for 25 more under contract.


     Full-Service. Prime operates 33 upscale full-service hotels under franchise agreements with national hotel brands such as Marriott, Radisson, Sheraton, Crowne Plaza, Holiday Inn and Ramada. Prime owns 20 of these hotels and has a financial interest in 8 of the 13 other properties that it manages. Prime's full-service hotels typically offer substantial food, beverage and banquet facilities. Prime achieved a gross operating profit margin of 36% at its full-service hotels in 1995, a 16% premium to the full-service industry average of 31% for the comparable period.

     Limited-Service. A total of 30 of Prime's 40 mid-price limited-service hotels are operated under its Wellesley Inns brand name. Prime owns 100% of these Wellesley Inns. The remaining limited-service hotels, seven of which are owned by Prime, are operated under franchise agreements with well-known national chains. Wellesley Inns compete primarily with hotels such as Hampton Inns and La Quinta Inns. Wellesley Inns generated an average daily room rate ("ADR") and occupancy percentage in 1995 of $51.28 and 75.4%, respectively.

GROWTH STRATEGY

     Prime's principal growth strategy is the accelerated expansion of its AmeriSuites brand through the construction of new AmeriSuites hotels. The Company believes that AmeriSuites, which offers an excellent guest experience and desirable suite accommodations at mid-scale prices, is well-positioned to become a preeminent brand in the rapidly growing all-suites segment. Prime expects to have 39 AmeriSuites in operation by the end of 1996 and seeks to have more than 70 AmeriSuites open by the end of 1997. At present, 25 AmeriSuites are open, with an additional 20 hotels under construction and sites for 25 more under contract.

     AmeriSuites are positioned in the upper mid-price segment of the lodging industry, competing predominantly with other mid-price and upscale brands such as Courtyard by Marriott and Holiday Inn. The Company markets AmeriSuites as "America's Affordable All-Suite Hotel," emphasizing superior price/value relative to traditional mid-price hotels by focusing on the chain's spacious suites, upscale facilities and considerable amenity package. The Company is committed to the expansion of the AmeriSuites brand for the following reasons:

          - Attractive Economic Returns: Due to low all-in development costs along with a rapid ramp up in occupancy and ADR after opening, AmeriSuites have generated attractive unit level returns. AmeriSuites opened since 1992 have, in their first 12 months of operation, produced hotel-level EBITDA constituting, on average, 15.7% of the hotel development cost.

          - Broad Customer Appeal: The AmeriSuites concept offers the benefits of an all-suites room at a price that appeals to a wide variety of customers. Business travelers are attracted to the fully-equipped business centers, meeting rooms, convenient locations and in-room features, including computer data ports and voice mail. Leisure travelers enjoy the exercise room, complimentary continental breakfast, living room sleeper sofa and heated swimming pool. In addition, the layout of the AmeriSuites room, each of which includes a kitchenette, appeals to the fast-growing extended-stay market segment. The Company believes AmeriSuites offers a level of amenities and services exceeding those typically found in extended-stay hotels.

          - High-Growth, High-Quality Brand: Prime believes it has the ability to create significant brand value by rapidly expanding AmeriSuites while consistently maintaining uniformly high quality standards. Because Prime owns and operates every AmeriSuites, it can maintain a high level of consistency and quality throughout the entire chain, and can implement chain-wide programs quickly and efficiently.

          - Fast Growing, Fragmented Market: The all-suites segment has seen above-market demand growth in recent years. During the 1991-1995 period, demand for all-suites rooms grew at more than double the rate of demand growth experienced by the lodging industry as a whole, and exceeded all-suites supply growth by 67%. Given the fast-growing demand for all-suites accommodations and the absence of a dominant competitor in the mid-price all-suites market, Prime believes that it can establish AmeriSuites as a preeminent brand in this market while continuing to generate attractive returns.


          - Proven Operating Performance: The AmeriSuites concept has been in existence since 1990 and currently operates in 20 different markets. In addition, AmeriSuites hotels have consistently generated strong operating results, with average REVPAR for hotels open at least one year increasing by 13.1% and 11.9% in 1994 and 1995 and 19.9% in the first quarter of 1996, respectively, over comparable prior period results.


     Prime believes that it has sufficient resources available to fund its AmeriSuites growth strategy, including capital from the following sources: (i) net proceeds from the Offering; (ii) borrowings under its five-year secured Revolving Credit Facility; and (iii) internally generated free cash flow from its Portfolio of 98 hotels. In addition, Prime may enter into sale/leaseback transactions involving certain of its mid-price limited-service and upscale full-service hotels, or seek additional debt financing secured by the Company's hotels.

OPERATING PERFORMANCE/INTERNAL GROWTH

     In addition to revenue and earnings growth generated by the expansion of the AmeriSuites brand, Prime seeks to achieve internal growth through continued operating improvements at its existing hotels. Prime has demonstrated its ability to operate its hotels effectively in each of its three segments, achieving REVPAR increases in 1995 at its comparable AmeriSuites, full-service and limited-service hotels of 11.9%, 8.7% and 9.2%, respectively, versus 1994 results. These trends continued in the first quarter of 1996, as Prime grew REVPAR by 19.9%, 10.1% and 7.5% at its comparable AmeriSuites, full-service and limited-service hotels, respectively, over first quarter 1995 levels.

     The Company's emphasis on efficient operations has increased operating margins, thus translating its top-line REVPAR growth into increased earnings. Prime's gross operating profit margins in 1995 of 51% at

AmeriSuites, 36% at full-service hotels and 49% at limited-service hotels represented premiums of 3%, 16% and 4%, respectively, versus comparable industry statistics for these industry segments.

RECENT EVENTS


     For the quarter ending June 30, 1996, the Company's recurring net income increased by 57.4% to $7.2 million, or $0.20 per share, from $4.6 million, or $0.14 per share, in the comparable period in 1995. Net income, which includes gains on property sales and other items not considered part of recurring operations, increased by 44.7% to $7.2 million, or $0.20 per share, from $5.0 million, or $0.15 per share, in the comparable period in 1995. For the six months ending June 30, 1996, recurring net income increased by 47.2% to $12.9 million, or $0.37 per share, from $8.8 million, or $0.27 per share, and net income increased by 64.8% to $15.1 million, or $0.42 per share, from $9.2 million, or $0.28 per share, in the comparable period in 1995.



     The results reflect revenue gains of 35.2% and 28.6%, respectively, and EBITDA increases of 47.1% and 40.3%, respectively, for the three and six month periods. The improvements were primarily attributable to the addition of 35 hotels over the past 18 months and an increase in REVPAR at comparable Owned Hotels of 11.7% and 11.4% for the three and six month periods, respectively. Results were driven by the strong performance of the AmeriSuites hotels, which registered 15.9% and 17.6% REVPAR increases for comparable hotels for the three and six month periods, respectively. In addition, the Company's comparable full-service and limited-service hotels reported REVPAR increases of 11.6% and 7.0%, respectively, for the three month period and 10.9% and 7.3%, respectively, for the six month period.



     The Company recently entered into certain transactions that have allowed it to consolidate control over its proprietary Wellesley Inns brand and to obtain additional capital to fund its AmeriSuites growth strategy.


          - Purchase of Wellesley Inns: On March 6, 1996, Prime acquired 18 mid-price limited-service hotels with approximately 1,713 rooms (including the remaining 16 Wellesley Inns it did not already own) for $65.1 million. As a result, Prime now has full control over 100% of its proprietary Wellesley Inns chain. The total purchase price plus the estimated cost of planned renovations equals a price per room ranging from approximately $42,000 to $43,000, which represents a discount to the average replacement cost of these hotels. See "-- Prime's Lodging Operations."

          - Revolving Credit Facility: On June 28, 1996, the Company established the $100 million, five-year secured Revolving Credit Facility bearing an interest rate of 2.25% over LIBOR. The Revolving Credit Facility is secured by certain of the Company's limited-service, AmeriSuites and full-service hotels. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

INDUSTRY OVERVIEW

     The lodging industry as a whole has experienced four consecutive years in which the growth in room demand has exceeded the growth in supply. In 1995, industry wide percentage growth in demand for hotel rooms was nearly double industry-wide percentage growth in supply of hotel rooms (3.0% versus 1.6%). In the three price levels in which the Company's hotels operate, upscale, mid-price and economy, percentage growth in demand outpaced percentage growth in supply by 0.7%, 1.4% and 1.0%, respectively. These trends continued in the first quarter of 1996 with the exception of the upscale price level. On an industry-wide basis, demand growth exceeded supply by 1.2%. Demand growth continued to exceed supply growth in the mid-price and economy segments by 0.5% and 1.1% respectively. However, in the upscale segment, supply growth exceeded demand growth by a modest 0.1%. The Company believes that quarterly data are not necessarily indicative of a full year's results and that first quarter results were adversely affected by severe seasonal weather in January.

     Coopers & Lybrand L.L.P.'s Hospitality Directions (May 1996) ("Coopers and Lybrand Hospitality Directions") estimates that the percentage growth in industry-wide demand will exceed the percentage growth in supply by 0.8% and 0.2% in 1996 and 1997, respectively. The excess of demand growth over supply growth in the past several years has led to industry-wide increases in occupancy percentages and ADR, with occupancy rising to 65.4% in 1995 from 64.7% in 1994, and ADR increasing 5.0% in 1995 over 1994 levels. Coopers & Lybrand Hospitality Directions indicates that occupancy is expected to increase in 1996 and 1997 to 65.9% and 66.0%, respectively, and that ADR is expected to increase 5.4% in 1996 over 1995 levels and 4.8% in 1997 over 1996 levels. Historical industry performance, however, may not be indicative of future results, and there can be no assurance that such projections will be realized.

     The following table was compiled from industry operating data as reported by Smith Travel Research and highlights industry data for the United States and the regions in which most of the Company's hotels are located: the Middle Atlantic region, which is comprised of New Jersey, New York and Pennsylvania; and the South Atlantic region, which is comprised of Florida, Georgia, South Carolina, North Carolina, Virginia, West Virginia, Maryland and Delaware. The table also includes operating data concerning the three price levels (of the five price levels classified by Smith Travel Research) in which the Company competes: upscale, mid-price and economy. REVPAR data was calculated by the Company based on occupancy and ADR data supplied by Smith Travel Research.

                                                                       % CHANGE IN:
                          ------------------------------------------------------------------------------------------------------
                                    ROOM SUPPLY                        ROOM DEMAND                           REVPAR
                          --------------------------------   --------------------------------   --------------------------------
                                             THREE MONTHS                       THREE MONTHS                       THREE MONTHS
                                                ENDED                              ENDED                              ENDED
                                              MARCH 31,                          MARCH 31,                          MARCH 31,
                                                 1996                               1996                               1996
                                               v. THREE                           v. THREE                           v. THREE
                                                MONTHS                             MONTHS                             MONTHS
                                                ENDED                              ENDED                              ENDED
                          1994v.   1995v.     MARCH 31,      1994v.   1995v.     MARCH 31,      1994v.   1995v.     MARCH 31,
                           1993     1994         1995         1993     1994         1995         1993     1994         1995
                          ------   ------   --------------   ------   ------   --------------   ------   ------   --------------
United States...........    1.4%     1.6%         1.8%         4.7%     3.0%         3.0%        7.3%      6.1%         7.4%
BY REGION:
Middle Atlantic.........    0.4      1.1          1.0          4.0      1.2          2.6        10.5       5.8          5.6
South Atlantic..........    1.1      1.3          1.4          3.2      3.6          3.1         4.9       6.9          7.8
BY SERVICE
  (PRICE LEVEL):
Upscale.................    2.0      1.9          2.5          3.8      2.6          2.4         5.0       4.7          4.9
Mid-Price...............    2.0      2.4          2.6          4.2      3.8          3.1         5.5       5.9          6.5
Economy.................    1.1      2.0          1.6          2.6      3.0          2.7         5.0       6.2          7.2

PRIME'S LODGING OPERATIONS

     The following table sets forth information with respect to the Owned Hotels and Managed Hotels as of July 1, 1996:

                                                        MANAGED WITH
                                                         FINANCIAL
                                    OWNED(1)            INTEREST(2)         OTHER MANAGED             TOTAL
                                -----------------     ----------------     ----------------     -----------------
                                HOTELS     ROOMS      HOTELS     ROOMS     HOTELS     ROOMS     HOTELS     ROOMS
                                ------     ------     ------     -----     ------     -----     ------     ------
All-Suites:
  AmeriSuites.................    25        3,024        0          0         0          0        25        3,024
Full-Service:
  Marriott....................     1          517        0          0         1        525         2        1,042
  Radisson....................     2          476        0          0         1        192         3          668
  Sheraton....................     3          589        0          0         0          0         3          589
  Crowne Plaza................     3          717        0          0         0          0         3          717
  Holiday Inn.................     1          240        4        810         0          0         5        1,050
  Ramada......................     8        1,214        3        672         2        276        13        2,162
  Howard Johnson..............     1          210        1        116         1        115         3          441
  Independent.................     1          149        0          0         0          0         1          149
                                 ---       ------       ---     -----        ---      -----      ---       ------
         Total Full-Service...    20        4,112        8      1,598         5       1,108       33        6,818
Limited-Service:
  Wellesley Inn...............    30        3,013        0          0         0          0        30        3,013
  Howard Johnson..............     4          372        1        149         2        285         7          806
  Other.......................     3          345        0          0         0          0         3          345
                                 ---       ------       ---     -----        ---      -----      ---       ------
    Total Limited-Service.....    37        3,730        1        149         2        285        40        4,164
                                 ---       ------       ---     -----        ---      -----      ---       ------
         Total................    82       10,866        9      1,747         7       1,393       98       14,006
                                 ===       ======       ===     =====        ===      =====      ===       ======

- ---------------
(1) Of the 82 Owned Hotels, 11 are leased. The leases covering the Company's leased hotels provide for fixed lease rents and, in most instances, additional percentage rents based on a percentage of room revenues. The leases also generally require the Company to pay the cost of repairs, insurance and real estate taxes. In addition, some of the Company's Owned Hotels are located on land subject to long-term leases, generally for terms in excess of the depreciable lives of the improvements.
(2) Nine Managed Hotels in which the Company holds a mortgage or profit participation on the property.

     The following table sets forth the location of the Company's hotels as of July 1, 1996:

                                                              MANAGED WITH
                                                               FINANCIAL
                                             OWNED              INTEREST         OTHER MANAGED         TOTAL
                                        ---------------   --------------------   --------------   ---------------
                                        HOTELS   ROOMS       HOTELS      ROOMS   HOTELS   ROOMS   HOTELS   ROOMS
                                        ------   ------   ------------   -----   ------   -----   ------   ------
Arizona...............................     1        118        --          --      --       --       1        118
Arkansas..............................     1        130        --          --      --       --       1        130
California............................    --         --        --          --       1       96       1         96
Connecticut...........................     4        589        --          --      --       --       4        589
Florida...............................    23      2,529        --          --       1      115      24      2,644
Georgia...............................     3        351        --          --       1      189       4        540
Illinois..............................     1        113        --          --      --       --       1        113
Indiana...............................     1        126        --          --      --       --       1        126
Kansas................................     1        126        --          --      --       --       1        126
Kentucky..............................     1        123        --          --      --       --       1        123
Maryland..............................     1         84        --          --       1      525       2        609
Michigan..............................     1        128        --          --      --       --       1        128
Nevada................................     2        350        --          --      --       --       2        350
New Jersey............................    15      2,331         7        1,489      3      468      25      4,288
New York..............................     8        941        --          --      --       --       8        941
North Carolina........................     1        126        --          --      --       --       1        126
Ohio..................................     4        508        --          --      --       --       4        508
Oregon................................     1        161        --          --      --       --       1        161
Pennsylvania..........................     3        467         2         258      --       --       5        725
South Carolina........................     1        111        --          --      --       --       1        111
Tennessee.............................     2        251        --          --      --       --       2        251
Texas.................................     2        256        --          --      --       --       2        256
U.S. Virgin Islands...................     1        517        --          --      --       --       1        517
Virginia..............................     4        430        --          --      --       --       4        430
                                         ---     ------       ---        -----    ---     -----    ---     ------
         Total........................    82     10,866         9        1,747      7     1,393     98     14,006
                                         ===     ======       ===        =====    ===     =====    ===     ======

     The following table sets forth for the five years ended December 31, 1995 and the three months ended March 31, 1995 and 1996, operating data for the 95 hotels in the Company's portfolio as of March 31, 1996. Operating data for the Owned Hotels built or acquired during the period are presented from the dates such hotels commenced operations or became Owned Hotels. For purposes of showing operating trends, the results of 27 Owned Hotels that were managed by the Company prior to their acquisition by the Company are presented as if they had been Owned Hotels from the dates the Company began managing the hotels.

                                                     MANAGED WITH
                              OWNED               FINANCIAL INTEREST            OTHER MANAGED                  TOTAL
                    -------------------------  -------------------------  -------------------------  -------------------------
                     HOTELS            ROOMS    HOTELS            ROOMS    HOTELS            ROOMS    HOTELS            ROOMS
                    ---------          ------  ---------          ------  ---------          ------  ---------          ------
 1991..............     54             7,284       9              1,747        4               993       67             10,024
 1992..............     57             7,632       9              1,747        4               993       70             10,372
 1993..............     61             8,121       9              1,747        5             1,108       75             10,976
 1994..............     68             9,187       9              1,747        7             1,393       84             12,327
 1995..............     76            10,161       9              1,747        7             1,393       92             13,301
*1995..............     74             9,909       9              1,747        7             1,393       90             13,049
*1996..............     79            10,482       9              1,747        7             1,393       95             13,622

                    OCCUPANCY   ADR    REVPAR  OCCUPANCY   ADR    REVPAR  OCCUPANCY   ADR    REVPAR  OCCUPANCY   ADR    REVPAR
                    ---------  ------  ------  ---------  ------  ------  ---------  ------  ------  ---------  ------  ------
 1991..............    66.4%   $60.14  $39.94     61.6%   $56.97  $35.11     61.6%   $82.44  $50.74     65.1%   $61.74  $40.20
 1992..............    67.9     60.73   41.21     70.7     58.50   41.33     66.2     82.83   54.81     68.2     62.39   42.54
 1993..............    71.2     62.58   44.57     72.9     60.72   44.26     67.2     84.09   56.47     71.1     64.16   45.63
 1994..............    69.6     65.28   45.45     72.1     66.42   47.88     69.5     77.58   53.94     70.0     66.92   46.84
 1995..............    69.8     69.52   48.52     73.5     69.55   51.09     71.9     80.95   58.18     70.5     70.80   49.93
*1995..............    65.4     75.03   49.04     66.2     67.52   44.67     62.4     77.15   48.16     65.1     74.18   48.32
*1996..............    64.9     73.56   47.76     68.6     70.92   48.64     75.5     78.79   59.49     66.5     73.82   49.08

- ---------------
* Through March 31.

  All-Suites Hotels


     Prime expects to have 39 AmeriSuites in operation by the end of 1996 and seeks to have more than 70 AmeriSuites open by the end of 1997. The Company currently owns 25 AmeriSuites hotels. AmeriSuites are all-suites, upper mid-price hotels which offer guests an attractively designed suite with a complimentary continental breakfast in a spacious lobby cafe, remote-control cable television, fully-equipped business centers, fitness centers and pool facilities. The hotels provide group meeting space, but do not include restaurant or lounge facilities. AmeriSuites attract customers principally because of the quality of the guest suites, which offer distinct living, sleeping and kitchen areas and the consistency of product quality. Each AmeriSuites contains approximately 125 suites and two to four meeting rooms. AmeriSuites are primarily located near corporate office parks and travel destinations in the Southern and Central parts of the United States. The target customer is primarily the business traveler with an average length of stay of two to three nights. AmeriSuites are marketed primarily through direct sales, national marketing programs and a central reservation system.


     The Company believes it has outlined a comprehensive strategy for the rapid development of the AmeriSuites brand while maintaining control of the development process.

     Detailed Site Selection. The Company undertakes an extensive review process in selecting sites for new AmeriSuites. Key factors in the selection of sites include close proximity to demand generators, superior visibility, ease of access and nearby guest amenities. Sites are initially identified with the assistance of a nationwide network of brokers. Once identified, the Company qualifies the sites before entering into a letter of intent. After a letter of intent is signed, the Company assesses the feasibility of the sites, which includes extensive reconnaissance by the Company's operations and sales and marketing staffs as well as independent consultants. Upon satisfactory completion of economic feasibility, the Company will enter into a contract for the site and commence legal, engineering and environmental due diligence. The entire process, from site selection to completion of construction and opening, takes approximately 18 months.

     Suburban Market Focus. The Company believes that suburban markets offer a number of features which permit the rapid expansion of AmeriSuites. As opposed to major metropolitan markets, suburban markets offer ample land to construct new hotels. More importantly, the Company believes that suburban locations appeal to multiple demand generators. In addition to the business traveler, who is the target customer for AmeriSuites, the weekend/leisure traveler is attracted by the close proximity to nearby dining, shopping and entertainment amenities.

     Cluster Strategy. The Company intends to expand into new regions by first developing hotels in cities which it has targeted as "key" cities. The Company will then add additional hotels in that region in cities which are logical destinations from the "key" cities. This strategy permits the Company to quickly build brand recognition of AmeriSuites in a particular region.

     The following table sets forth for the five years ended December 31, 1995 and the three months ended March 31, 1995 and 1996, certain data with respect to AmeriSuites hotels, all of which are owned by the Company. Operating data for the hotels built during the period are presented from the dates such hotels commenced operations.

                                       HOTELS     ROOMS     OCCUPANCY      ADR       REVPAR
                                       ------     -----     ---------     ------     ------
         1991........................     4         497        48.5%      $55.33     $26.83
         1992........................     6         749        59.9        54.99      32.97
         1993........................     8         993        64.1        56.21      36.01
         1994........................    12       1,494        65.9        59.90      39.50
         1995........................    19       2,319        67.2        65.45      43.98
        *1995........................    13       1,620        61.2        61.47      37.60
        *1996........................    22       2,640        64.9        67.29      43.67

        -----------------------
        *Through March 31.

     The Company believes that the all-suites segment will continue to be a high growth segment of the industry. During the 1991-1995 period, demand for all-suites rooms grew at more than double the rate of demand growth experienced by the lodging industry as a whole, and exceeded all-suites supply growth by 67%. The operating performance of the AmeriSuites hotels is benefiting from this favorable trend. For the eight owned AmeriSuites hotels which were open for all of 1995 and 1994, REVPAR increased by 11.9% during 1995.


     The Company plans to develop the AmeriSuites brand primarily through new construction to assure product consistency and quality. The average age of the AmeriSuites hotels as of July 1, 1996 was 4.0 years. The Company believes that AmeriSuites provide attractive economic returns due to their reasonable cost and rapid stabilization rate. The Company's AmeriSuites have generally achieved positive net operating income within 12 months after opening. The Company believes that economic returns from AmeriSuites development have generally equaled or exceeded those prevalent in the hotel acquisition markets. In 1995, six new AmeriSuites hotels were opened in Atlanta, Greensboro, Jacksonville, Chicago, Columbia and Augusta. In addition, in 1996, the Company has opened six new AmeriSuites hotels in Miami (2), Dallas (2), Cleveland and Detroit, bringing the number of AmeriSuites owned and operated by the Company to 25. The Company currently has 20 AmeriSuites hotels under construction and 25 additional AmeriSuites sites under contract.


  Full-Service Hotels

     The Company operates 33 full-service hotels under franchise agreements with Marriott, Radisson, Sheraton, Crowne Plaza, Holiday Inn, Ramada and Howard Johnson. The full-service hotels are concentrated in the Northeast. The hotels are generally positioned along major highways within close proximity to corporate headquarters, office parks, airports, convention or trade centers and other major facilities. The customer base for full-service hotels consists primarily of business travelers. Consequently, the Company's sales force markets to companies which have a significant number of employees traveling in the Company's operating regions who consistently produce a high volume demand for hotel room nights. In addition, the Company's sales force actively markets meeting and banquet services to groups and individuals for seminars, business meetings, holiday parties and weddings. The hotels are also marketed through national franchisor programs and central reservation systems.

     The Company's full-service hotels generally have between 150 and 300 rooms and pool, restaurant, lounge, banquet and meeting facilities. Other amenities include fitness rooms, room service, remote-control cable television and facsimile services. In order to enhance guest satisfaction, the Company also has theme concept lounges such as sports bars, fifties clubs and country and western bars in a number of its hotels. In recent years, the Company has received recognition from various franchisors and associations for its hotel quality and service.

     The Company owns and operates one resort hotel, the Frenchman's Reef in St. Thomas, U.S. Virgin Islands. The Frenchman's Reef is a 517-room resort hotel which includes a 421-room eight-story building and 96 rooms in the adjacent Morningstar Beach Resort. The Frenchman's Reef has seven restaurants, extensive convention facilities, complete sports and beach facilities and a self-contained total energy system. Certain of these facilities were damaged in the September 1995 hurricane described in the following paragraph. The Frenchman's Reef is marketed directly through its own sales force in New York City and at the hotel, and through the Marriott reservation system. The Frenchman's Reef market includes tour groups, corporate meetings, conventions and individual vacationers.

     In September 1995, the Frenchman's Reef suffered hurricane damage when Hurricane Marilyn struck the U.S. Virgin Islands. The Company and its insurance carrier have agreed to settle the Company's property and business interruption insurance claim for $25.0 million. Due to this insurance coverage, the Company's liquidity will be affected only to the extent of its insurance deductibles, for which the Company provided a reserve of $2.2 million in 1995. The Company has continued to operate the hotel and has repaired a majority of the damaged rooms on an interim basis. However, the impact of the hurricane has caused operating profits to decline from the 1995 level. The Company is currently assessing the extent of further refurbishment required at the Frenchman's Reef.

     The following table sets forth for the five years ended December 31, 1995 and the three months ended March 31, 1995 and 1996, operating data for the 33 full-service hotels in the Company's portfolio as of March 31, 1996. Operating data for the hotels built or acquired during the period are presented from the dates such hotels commenced operations or became Owned Hotels. For purposes of showing operating trends, the results of eight Owned Hotels that were managed by the Company prior to their acquisition by the Company during the five-year period are presented as if they had been Owned Hotels from the dates the Company began managing the hotels.

                                                      OWNED                        TOTAL
                                             ------------------------     ------------------------
                                             HOTELS             ROOMS     HOTELS             ROOMS
                                             ------             -----     ------             -----
 1991....................................      18               3,608       30               6,199
 1992....................................      18               3,608       30               6,199
 1993....................................      18               3,608       31               6,314
 1994....................................      19               3,963       32               6,669
 1995....................................      20               4,112       33               6,818
*1995....................................      20               4,112       33               6,818
*1996....................................      20               4,112       33               6,818

                                           OCCUPANCY    ADR     REVPAR   OCCUPANCY    ADR     REVPAR
                                           ---------   ------   ------   ---------   ------   ------
 1991....................................     62.9%    $76.09  $47.86       62.5%    $72.55  $45.37
 1992....................................     63.7      78.23   49.86       66.2      73.63   48.72
 1993....................................     67.9      81.68   55.44       69.4      76.51   53.06
 1994....................................     66.6      86.36   57.52       68.8      81.28   55.90
 1995....................................     66.4      91.00   60.41       69.2      85.67   59.26
*1995....................................     60.3      99.26   59.86       62.4      89.03   55.53
*1996....................................     58.9      92.26   54.37       63.8      86.13   54.97

- ---------------
* Through March 31.

     The Company has taken advantage of opportunities for acquisitions of full-service hotels at attractive multiples of cash flow or at significant discounts to replacement values. In 1995, the Company acquired the 240-room Princeton Ramada Inn in New Jersey, which the Company has since converted to a Holiday Inn, and the 149-room St. Tropez Hotel and Shopping Center in Las Vegas, Nevada.


     The majority of the Company's repositioning efforts have been performed at the full-service hotels. Since 1993, the Company successfully completed the repositioning of 12 of its full-service hotels which included changing the franchise affiliations of six such hotels. The Company recently completed the repositioning of the Hasbrouck Heights Sheraton Hotel to a Crowne Plaza.


  Limited-Service Hotels

     The Company's limited-service hotels consist of 30 Wellesley Inns and 10 other hotels operated under franchise agreements, primarily with Howard Johnson. On March 6, 1996, the Company acquired 18 hotels consisting of 16 Wellesley Inns and two other limited-service hotels for approximately $65.1 million in cash. The acquisition enables the Company to establish full control over its proprietary Wellesley Inns brand with all 30 Wellesley Inns owned and operated by the Company. The acquisition should also provide the Company with significant new opportunities to maximize the value of its brand.

     Of the Company's 30 Wellesley Inns, 16 are located in Florida and the remainder in the Middle Atlantic and Northeast United States. The prototypical Wellesley Inn has 105 rooms and is distinguished by its classic stucco exterior, spacious lobby and amenities such as pool facilities, complimentary continental breakfast, remote control cable television and facsimile services. In connection with the acquisition of the 16 Wellesley Inns, the Company intends to refurbish these hotels to ensure consistent product quality throughout the chain.

Marketing efforts for the Wellesley Inn chain will continue to rely heavily on direct marketing and billboard advertising. In Florida, where the population has grown rapidly and development opportunities continue to exist, the Company has built a geographically concentrated group of Wellesley Inns, thereby developing regional brand name recognition in Florida. The majority of the Florida Wellesley Inns were constructed within the past five years. The Company historically has constructed these properties at a cost of approximately $40,000 per room and a construction period of approximately seven to nine months. Florida Wellesley Inns have a low cost structure and have had rapid stabilization periods generally within six to twelve months of opening.

     The Company's other limited-service hotels have an average of between 100 and 120 rooms and offer complimentary continental breakfast, remote control cable television, pool facilities and facsimile services, generally with restaurant facilities within a short distance of the hotel. They are designed to appeal primarily to business travelers.

     The following table sets forth for the five years ended December 31, 1995 and the three months ended March 31, 1995 and 1996, operating data for the 40 limited-service hotels as of March 31, 1996. Operating data for the Owned Hotels built or acquired during the period are presented from the dates such hotels commenced operations or became Owned Hotels. For purposes of showing operating trends, the results of 18 Owned Hotels that were managed by the Company prior to their acquisition by the Company are presented as if they had been Owned Hotels from the dates the Company began managing the hotels.

                                                     OWNED                          TOTAL
                                           -------------------------     ---------------------------
                                           HOTELS             ROOMS      HOTELS               ROOMS
                                           ------             ------     ------               ------
 1991..................................      32               3,179        33                 3,328
 1992..................................      33               3,275        34                 3,424
 1993..................................      35               3,520        36                 3,669
 1994..................................      37               3,730        40                 4,164
 1995..................................      37               3,730        40                 4,164
*1995..................................      37               3,730        40                 4,164
*1996..................................      37               3,730        40                 4,164

                                         OCCUPANCY      ADR       REVPAR   OCCUPANCY      ADR       REVPAR
                                         ---------     ------     ------   ---------     ------     ------
 1991..................................     72.6%      $44.57    $32.37       71.8%      $44.78    $32.16
 1992..................................     74.3        44.41     32.97       73.6        44.46     32.74
 1993..................................     76.8        45.43     34.89       76.1        45.46     34.61
 1994..................................     73.9        47.57     35.15       73.1        47.31     34.60
 1995..................................     74.7        50.77     37.93       74.1        50.53     37.46
*1995..................................     72.4        58.26     42.19       71.0        57.26     40.66
*1996..................................     71.6        60.17     43.09       71.9        59.23     42.58

- ---------------
* Through March 31.

REFURBISHMENT PROGRAM

     The Company continuously refurbishes its Owned Hotels in order to maintain consistent quality standards. The Company generally spends approximately 4% to 6% of hotel revenue on capital improvements at its Owned Hotels and typically refurbishes each hotel approximately every five years. The Company believes that its Owned Hotels are in generally good physical condition, with over half of the Owned Hotels being five years old or less. The Company recommends the refurbishment and repair projects on its Managed Hotels although spending amounts vary based on the plans of such hotels' owners and the significance of the Company's interest as a mortgagee.

     In addition to making normal capital improvements, the Company reviews on an on-going basis each hotel's competitive position in the local market in order to decide the types of product that will best meet the market's demand characteristics. During the past three years, the Company has implemented a program of repositioning its Owned Hotels. Repositioning a hotel generally requires renovation and refurbishment of the exterior and interior of the building and may result in a change of brand name. In 1993, 1994 and 1995, the Company spent $2.8 million, $8.9 million and $13.7 million, respectively, on the repositioning of 19 of its Owned Hotels, which included changing the franchise affiliation of 12 of such hotels. In 1996, the Company completed the repositioning of the Hasbrouck Heights Crowne Plaza. Major refurbishment efforts during the remainder of 1996 will focus on the 18 hotels acquired on March 6, 1996, 16 of which are Wellesley Inns. The Company expects to spend approximately $7 million to $8 million in connection with the Wellesley Inns repositionings.


MORTGAGES AND NOTES RECEIVABLE

     As of March 31, 1996, mortgages and notes receivable totaled $26.6 million (including the current portion) and consisted of an aggregate principal amount of $9.1 million of mortgages and notes secured by Managed Hotels, $13.8 million of mortgages secured by hotels that are leased by the Company from third parties and $3.7 million of other mortgages and notes secured primarily by other hotels. The Company has pursued a strategy of converting its mortgage and notes receivable into cash or operating hotel assets and has received $105.8 million in cash and added nine operating hotel assets through note settlements since July 31, 1992. In 1996, the Company obtained control of the 210-room Cocoa Beach Howard Johnson Plaza and the 204-room Fairfield Radisson by converting these mortgage notes receivable into long-term leasehold positions. See Note 5 to Consolidated Financial Statements.

MANAGEMENT AGREEMENTS

     As of July 1, 1996, the Company provided hotel management services to third party hotel owners of 16 Managed Hotels. Management fees are based on fixed percentages of the property's total revenues and incentive payments based on certain measures of hotel income. Additional fees are also generated from the rendering of specific services such as accounting services, construction services, design services and sales commissions. The Company's fixed management fee percentages range from 1.0% to 5.0% and average 3.5% of total revenues before giving consideration to performance related incentive payments. The base and incentive fees comprised 56.2%, or $4.6 million, of the total management and other fees for 1995. Terms of the management agreements vary but the majority are short-term and, therefore, there are risks associated with termination of these agreements. Although management agreements may be terminated in connection with a change in ownership of the underlying hotels, such risks may be limited due to the Company's other financial interests in these hotels. The Company holds financial interests in the form of mortgages or profit participations in 9 of the 16 Managed Hotels.

OPERATIONS

     As a leading domestic hotel operating company, the Company enjoys a number of operating advantages over other lodging companies. With 98 hotels covering a number of price points and broad geographic regions, the Company possesses the critical mass to support sophisticated operating, marketing and financial systems. The Company believes that its broad array of central services permits on-site hotel general managers to effectively focus on providing guest services, results in economies of scale and leads to above-market hotel profit margins. As a result of these operating strategies, the Company's hotels generated average operating profit margins that exceeded comparable industry averages for 1995, as reported by industry sources, by approximately 3% for all-suites hotels, 16% for full-service hotels and 4% for limited-service hotels.

     The Company's operating strategy combines operating service and guidance from its central management team with decentralized decision-making authority delegated to each hotel's on-site management. The on-site hotel management teams consist of a general manager and, depending on the hotel's size and market positioning, managers of sales and marketing, food and beverage, front desk services, housekeeping and engineering. The Company's operating objective is to exceed guest expectations by providing quality services and comfortable accommodations at a fair value. On-site hotel management is responsible for efficient expense controls and uses operating standards provided by the Company. Within parameters established in the operating and capital planning process, on-site management possesses broad decision-making authority on operating issues such as guest services, marketing strategies, hiring practices and incentive programs. Each hotel's management team is empowered to take all necessary steps to ensure guest satisfaction within established guidelines. Key on-site personnel participate in an incentive program based on hotel revenues and profits.

     The central management team, located in Fairfield, New Jersey, provides four major categories of services: (i) operations management, (ii) sales and marketing management, (iii) financial reporting and control and (iv) hotel support services.

     Operations Management. Operations management consists of the development, implementation and monitoring of hotel operating standards and is provided by a network of regional operating officers who are each responsible for the operations of 10 to 30 hotels. They are supported by training, food and beverage and human resources departments, each staffed full-time by specialized professionals. The cornerstone of operations management is employee training, with a staff of professionals dedicated to training in sales, housekeeping, food service, front desk services and leadership. The Company believes these efforts increase employee effectiveness, reduce turnover and improve the level of guest services.

     The Company's cost-effective centralized management services benefit not only its existing operations but also provide additional opportunities for growth and development from acquisitions. In all of the recently acquired hotels, the Company's central management has assumed certain of the operational responsibilities which previously had been performed by the on-site hotel management. In addition, the Company believes it has improved operating efficiencies for each of the hotels that it has acquired.

     Sales and Marketing Management. Aggressive sales and marketing is a top operating priority. Sales and marketing management is directed by a corporate staff of 20 professionals, including regional marketing directors who are responsible for each hotel's sales and marketing strategies, and the Company's national sales group, Market Segments, Inc. ("MSI"). In cooperation with the regional marketing staff, on-site sales management develops and implements short- and intermediate-term marketing plans. The Company focuses on yield management techniques, which optimize the relationship between hotel rates and occupancies and seek to maximize profitability. In addition, the Company assumes prominent roles in franchise marketing associations to obtain maximum benefit from franchise affiliations. The Company's in-house creative department develops hotel advertising materials and programs at cost-effective rates.

     Complementing regional and on-site marketing efforts, MSI's marketing team targets specific hotel room demand generators including tour operators, major national corporate accounts, athletic teams, religious groups and others with segment-specialized sales initiatives. MSI's primary objective is to book hotel rooms at the Company's hotels and its secondary objective is to market its services on a commission basis to hotels throughout the industry. Sales activities on behalf of non-affiliated hotels increase the number of hotels where bookings can be made to support marketing efforts and defray the costs of the marketing organization.

     Financial Reporting and Control. The Company's system of centralized financial reporting and control permits management to closely monitor decentralized hotel operations without the cost of financial personnel on site. Centralized accounting personnel produce detailed financial and operating reports for each hotel. Additionally, central management directs budgeting and analysis, processes payroll, handles accounts payable, manages each hotel's cash, oversees credit and collection activities and conducts on-site hotel audits.

     Hotel Support Services. The Company's hotel support services combine a number of technical functions in central, specialized management teams to attain economies of scale and minimize costs. Central management handles purchasing, directs construction and maintenance and provides design services. Technical staff teams support each hotel's information and communication systems needs. Additionally, the Company directs safety/risk management activities and provides central legal services.

FRANCHISE AGREEMENTS

     The Company enters into non-exclusive franchise licensing agreements with franchisors, which agreements typically have a ten year term and allow the Company to benefit from franchise brand recognition and loyalty. The non-exclusive nature of the franchise agreement allows the Company the flexibility to continue to develop properties with the brands that have shown success in the past or to develop in conjunction with other brand names. This flexibility also plays an important role in the Company's repositioning strategy, which emphasizes proper positioning of its properties within their respective markets to maximize their return on investment. Over the past three years, the Company has repositioned several hotels. These repositionings include the Portland, Oregon Crowne Plaza (formerly Howard Johnson), the Las Vegas, Nevada Crowne Plaza (formerly Howard Johnson), the Saratoga Springs, New York Sheraton (formerly Ramada Renaissance), the Fairfield, New Jersey Radisson (formerly Sheraton), the Orlando, Florida Shoney's Inn (formerly Howard Johnson), the Trevose, Pennsylvania Radisson (formerly Ramada), the Princeton, New Jersey Holiday Inn (formerly Ramada) and the Hasbrouck Heights Crowne Plaza (formerly Sheraton). The Company believes its relationships with numerous nationally recognized franchisors provides significant benefits for both its existing hotel portfolio and prospective hotel acquisitions. While the Company currently enjoys good relationships with its franchisors, there can be no assurance that a desirable replacement would be available if any of the franchise agreements were to be terminated.

     The franchise agreements require the Company to pay annual fees, to maintain certain standards and to implement certain programs which require additional expenditures by the Company such as remodeling or redecorating. The payment of annual fees, which typically total 7% to 8% of room revenues, cover royalties and the costs of marketing and reservation services provided by the franchisors. Franchise agreements, when initiated, generally provide for an initial fee in addition to annual fees payable to the franchisor.

LITIGATION

     In May 1996, the Company received a favorable ruling from the U.S. Court of Appeals for the 11th Circuit (the "Court of Appeals") in its litigation with Financial Security Assurance, Inc. ("FSA") in which FSA sought approximately $31,200,000 received by the Company in settlement of a note and guaranty from Allen V. Rose and Arthur Cohen ("Rose and Cohen"). The Company had reached a settlement in 1993 with Rose and Cohen which provided for Rose or his affiliate to pay the Company $25,000,000 plus proceeds from the sale of approximately 1,100,000 shares of the Company's common stock held by Rose, bringing the total settlement proceeds to approximately $31,200,000. FSA asserted that, under the terms of an intercreditor agreement, it was entitled to receive the settlement proceeds otherwise payable to the Company. The U.S. Bankruptcy Court for the Southern District of Florida (the "Bankruptcy Court") ruled in April 1994 that the Company alone was entitled to the settlement proceeds, and the Company used $25,000,000 of the settlement proceeds to retire certain senior secured notes. FSA appealed to the U.S. District Court for the Southern District of Florida (the "District Court"), which affirmed the Bankruptcy Court's ruling. On May 12, 1995, the Company used the remaining proceeds plus accrued interest to prepay the remaining senior secured notes outstanding. FSA appealed to the Court of Appeals, which on May 21, 1996 affirmed the District Court's ruling. While the decision of the Court of Appeals is subject to appeal, the Company believes that any further appeal will affirm the Court of Appeals ruling and that there will be no effect on the Company's financial position, results of operations or liquidity.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     Set forth below are the names, ages and positions of the directors and executive officers of the Company:


          NAME             AGE                              POSITION
          ----             ---                              --------
David A. Simon...........  44    President, Chief Executive Officer and Chairman of the Board
                                   of Directors
John M. Elwood...........  42    Executive Vice President, Chief Financial Officer and Director
Howard M. Lorber(1)......  47    Director
Herbert Lust, II(1)......  69    Director
Jack H. Nusbaum..........  56    Director
Allen J. Ostroff(1)......  60    Director
A.F. Petrocelli(1).......  52    Director
Paul H. Hower............  62    Executive Vice President
Timothy E. Aho...........  52    Senior Vice President/Development
Denis W. Driscoll........  51    Senior Vice President/Human Resources
John H. Leavitt..........  44    Senior Vice President/Sales and Marketing
Joseph Bernadino.........  49    Senior Vice President, Secretary and General Counsel
Richard T. Szymanski.....  39    Vice President and Corporate Controller
Douglas W. Vicari........  36    Vice President and Treasurer


- ---------------
(1) Member of the Compensation and Audit Committee.

     The following is a biographical summary of the experience of the directors and executive officers of the Company:

     David A. Simon has been President, Chief Executive Officer and a Director since 1992 and Chairman of the Board of Directors of the Company since 1993. Mr. Simon was a director of PMI from 1991 to 1992. Mr. Simon was the Chief Executive Officer of PMI from 1991 to 1992.

     John M. Elwood has been a Director and Executive Vice President of the Company since 1992 and Chief Financial Officer since 1993. Mr. Elwood was the Director of Reorganization of PMI from 1991 to 1992.

     Howard M. Lorber has been a Director and a member of the Compensation and Audit Committee since 1994. Mr. Lorber is Chairman of the Board of Directors of Nathan's Famous, Inc. and Hallman & Lorber Associates, Inc. and a director of New Valley Corporation, United Capital Corp. and Alpine Lace Brands, Inc. Mr. Lorber has been Chief Executive Officer of Hallman & Lorber Associates, Inc. for more than the past five years, President and Chief Operating Officer of New Valley Corporation since 1994 and Chief Executive Officer of Nathan's Famous, Inc. since 1993. Mr. Lorber has also been a general partner or shareholder of a corporate general partner of various limited partnerships organized to acquire and operate real estate properties.

     Herbert Lust, II has been a Director since 1992 and Chairman of the Compensation and Audit Committee of the Company since 1993. Mr. Lust was a member of the Committee of Unsecured Creditors of PMI from 1991 to 1992. Mr. Lust has been a private investor and President of Private Water Supply Inc. for more than the past five years. Mr. Lust is a director of BRT Realty Trust.

     Jack H. Nusbaum has been a Director since 1994. Mr. Nusbaum is the Chairman of the law firm of Willkie Farr & Gallagher, where he has been a partner for more than the past twenty-five years. He also is a director of Pioneer Companies, Inc., W.R. Berkley Corporation, The Topps Company, Inc. and Fine Host Corporation.

     Allen J. Ostroff has been a Director since 1992 and a member of the Compensation and Audit Committee since 1993. Mr. Ostroff has been a Managing Director of the Prudential Realty Group, a subsidiary of The Prudential Insurance Company of America, since June 1994 and was a Senior Vice President of the Prudential Realty Group from 1991 to June 1994.

     A.F. Petrocelli has been a Director since 1992 and a member of the Compensation and Audit Committee since 1993. Mr. Petrocelli has been the Chairman of the Board of Directors and Chief Executive Officer of United Capital Corp. for more than the past five years. He is also a director of Nathan's Famous, Inc.

     Paul H. Hower has been an Executive Vice President of the Company since 1993. Mr. Hower was President of Integrity Hospitality Services from 1991 to 1993 and Vice President and Hotel Division Manager of B.F. Saul Co. in 1991.

     Timothy E. Aho has been a Senior Vice President of the Company since 1994. Mr. Aho was a Senior Vice President of Development for Boykin Management Company from 1993 to 1994 and Vice President of Development for Interstate Hotels Corporation from 1991 to 1993.

     Denis W. Driscoll has been a Senior Vice President of the Company since 1993. Mr. Driscoll was President of Driscoll Associates, a human resources consulting organization, from 1991 to 1993.

     John H. Leavitt has been a Senior Vice President of the Company since 1992. Mr. Leavitt was a Senior Vice President of PMI from 1991 to 1992 and a Senior Vice President of Medallion Hotel corporation in 1991.

     Joseph Bernadino has been Senior Vice President, Secretary and General Counsel of the Company since 1992. Mr. Bernadino was an Assistant Secretary and Assistant General Counsel of PMI from 1991 to 1992.

     Richard T. Szymanski has been a Vice President and Corporate Controller of the Company since 1992. Mr. Szymanski was Corporate Controller of PMI from 1991 to 1992.

     Douglas W. Vicari has been a Vice President and Treasurer of the Company since 1992 and was Vice President and Treasurer of PMI during 1992. Mr. Vicari was the Director of Budget and Financial Analysis of PMI from 1991 to 1992.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 75,000,000 shares of Common Stock and 20,000,000 shares of Preferred Stock.

COMMON STOCK

     At March 31, 1996, 31,049,512 shares of Common Stock were issued and outstanding. Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the Company's stockholders, including the election of directors. The Common Stock does not have cumulative voting rights. Subject to the preferential rights of any outstanding series of Preferred Stock, the holders of Common Stock will be entitled to such dividends as may be declared from time to time by the Board of Directors from funds legally available therefor, and will be entitled to receive pro rata all assets of the Company available for distribution to such holders upon liquidation. All shares of Common Stock are fully paid and non-assessable.

PREFERRED STOCK

     The Board of Directors has authority to establish the designations, liquidation preferences, dividend rights, terms of redemption, conversion rights, sinking fund terms and all other preferences and rights (including voting rights) of any series of Preferred Stock. The ability of the Board of Directors to issue Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of holders of Common Stock and, under certain circumstances, may discourage an attempt by others to gain control of the Company.

WARRANTS

     Warrants to purchase 2,106,383 shares of Common Stock were issued to former shareholders of the Company's predecessor, PMI, in partial settlement of their bankruptcy interests. The warrants became exercisable on August 31, 1993 at an exercise price of $2.71 per share. The exercise price was determined from the average per share daily closing price of the Common Stock during the year following the effective date of the PMI reorganization. As of March 31, 1996, warrants to purchase 663,326 shares of Common Stock had been exercised.

ANTI-TAKEOVER PROVISIONS

     Certain provisions of the Certificate of Incorporation and Bylaws of the Company summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including an attempt that might result in a premium over the market price for the shares held by stockholders.

     Staggered Board of Directors. The Certificate of Incorporation and the Bylaws provide that the Board of Directors will be divided into three classes of Directors, each class constituting approximately one-third of the total number of Directors and with the classes serving staggered three-year terms. The classification of Directors will have the effect of making it more difficult for shareholders to change the composition of the Board of Directors. The Company believes, however, that the longer time required to elect a majority of a classified Board of Directors will help to ensure continuity and stability of the Company's management and policies.

     The classification provisions could also have the effect of discouraging a third party from accumulating large blocks of the Company's stock or attempting to obtain control of the Company, even though such an attempt might be beneficial to the Company and its stockholders. Accordingly, stockholders could be deprived of certain opportunities to sell their shares of Common Stock at a higher market price than might otherwise be the case.

     Fair Price Provisions. Provisions of the Certificate of Incorporation (the "Fair Price Provisions") limit the ability of an Interested Stockholder (defined as the beneficial owner of 20% of outstanding voting shares) to effect certain transactions involving the Company. Unless the Fair Price Provisions are satisfied, an

Interested Stockholder may not engage in a business combination involving the Company unless approved by 75% of the Company's outstanding voting shares or a majority of the Disinterested Directors (as defined therein). A business combination includes a merger, consolidation, sale of assets valued at over $25.0 million or issuance or transfer of securities valued at over $25.0 million, or a similar transaction. In general, the Fair Price Provisions require that an Interested Stockholder pay shareholders at least the same amount of cash or the same amount and type of consideration paid by the Interested Stockholder when it initially acquired the Company's shares.

     The Fair Price Provisions are designed to discourage attempts to take over the Company in non-negotiated transactions utilizing two-tier pricing tactics, which typically involve the accumulation of a substantial block of the target corporation's stock followed by a merger or other reorganization of the acquired company on terms determined by the purchaser. Due to the difficulties of complying with the requirements of the Fair Price Provisions, the Fair Price Provisions generally discourage attempts to obtain control of the Company.

LIMITATIONS ON DIRECTORS' LIABILITY

     The Company's Certificate of Incorporation provides that no director of the Company shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or redemptions or repurchases pursuant to
Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit. The effect of these provisions is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of fiduciary duty as a director (including breaches resulting from grossly negligent behavior), except in the situations described above. These provisions will not limit the liability of directors under Federal securities laws.

CERTAIN PROVISIONS OF DELAWARE LAW REGARDING AN INTERESTED STOCKHOLDER

     Section 203 of the Delaware General Corporation Law prohibits certain transactions between a Delaware corporation and an "interested stockholder," which is defined as a person who, together with any affiliates or associates of such person, beneficially owns, directly or indirectly, 15% or more of the outstanding voting shares of a Delaware corporation. This provision prohibits certain business combinations (defined broadly to include mergers, consolidations, sales or other dispositions of assets having an aggregate value in excess of 10% of the consolidated assets of the corporation, and certain transactions that would increase the interested stockholder's proportionate share ownership in the corporation) between an interested stockholder and a corporation for a period of three years after the date the interested stockholder becomes an interested stockholder, unless (i) the business combination is approved by the corporation's board of directors prior to the date the interested stockholder becomes an interested stockholder; (ii) the interested stockholder acquired at least 85% of the voting stock of the corporation (other than stock held by directors who are also officers or by certain employee stock plans) in the transaction in which it becomes an interested stockholder; or (iii) the business combination is approved by a majority of the board of directors and by the affirmative vote of 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

                                  UNDERWRITING

     The Underwriters named below have severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock opposite their respective names at the public offering price less the underwriting discount set forth on the cover page of this Prospectus. The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, and that the Underwriters are committed to purchase all of such shares if they purchase any.

    UNDERWRITER                                                            NUMBER OF SHARES
    -----------                                                            ----------------
    Montgomery Securities................................................
    BT Securities Corporation............................................
    Smith Barney Inc. ...................................................
                                                                               ---------
              Total......................................................      7,500,000
                                                                               =========

     The Underwriters have advised the Company that they propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow to selected dealers a concession of
not more than $          per share, and the Underwriters may allow, and such
dealers may reallow, a discount of not more than $          per share to other
dealers. The public offering price and the concession and discount to dealers may be changed by the Underwriters after the public offering of the shares. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted the Underwriters an option for 30 days to purchase up to an additional 1,125,000 shares of Common Stock solely to cover over-allotments, if any, at the same price per share as the initial shares to be purchased by the Underwriters. To the extent the Underwriters exercise this option, each of the Underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the Offering.

     The Underwriting Agreement provides that the Company will indemnify the Underwriters against certain liabilities, including civil liabilities under the Securities Act of 1933, as amended (the "Securities Act"), or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Company and its directors and executive officers have agreed not to offer for sale, sell, distribute or otherwise dispose of any shares of Common Stock, or any securities convertible into or warrants to purchase shares of Common Stock, now owned or hereafter acquired for a period of approximately 90 days after the date of this Prospectus, except under certain circumstances, without prior written consent of Montgomery Securities.

     BT Securities Corporation is an affiliate of Bankers Trust Company, which is the agent and a lender under the Revolving Credit Facility, and with respect to which Bankers Trust Company has received and will receive customary compensation. Bankers Trust Company and its affiliates have provided other commercial and investment banking services to the Company, with respect to which Bankers Trust Company and its affiliates have received customary compensation.

     Smith Barney Inc. from time to time has provided financial advisory services to the Company. Smith Barney Inc. has received customary fees for such services.

                                 LEGAL MATTERS

     Certain legal matters with respect to the legality of the shares of Common Stock offered hereby will be passed upon for the Company by Willkie Farr & Gallagher, New York, New York. Certain legal matters relating to the Offering will be passed upon for the Underwriters by Latham & Watkins, Washington, D.C. Jack H. Nusbaum, a Director of the Company who beneficially owns 10,000 shares of Common Stock and an additional 40,000 shares of Common Stock underlying stock options, is a partner in the law firm of Willkie Farr & Gallagher.

                                    EXPERTS

     The consolidated financial statements included in this Prospectus and elsewhere in the Registration Statement, to the extent and for the periods indicated in their reports, have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said report.

                             AVAILABLE INFORMATION


     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy materials and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy materials and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Offices of the Commission at Seven World Trade Center, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IllinwReference Section of the Commission, Washington, D.C. 20549 at prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www. sec. gov. The Company's Common Stock, par value $.01 per share, 9 1/4% First Mortgage Notes due 2006 and 7% Convertible Subordinated Notes due 2002 are listed on the New York Stock Exchange. Reports, proxy materials and other information concerning the Company may also be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.


     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules thereto, certain portions of which are omitted as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock, reference is made to the Registration Statement, including the exhibits and schedules. The Registration Statement, together with its exhibits and schedules thereto, may be inspected, without charge, at the Commission's principal office at 450 Fifth Street, N.W., Washington, D.C. 20459, and also at the regional offices of the Commission listed above. Copies of such material may also be obtained from the Commission upon the payment of prescribed fees.

     Statements contained in the Prospectus as to any contracts, agreements or other documents filed as an exhibit to the Registration Statement are not necessarily complete, and in each instance reference is hereby made to the copy of such contract, agreement or other document filed as an exhibit to the Registration Statement for a full statement of the provisions thereof, and each such statement in the Prospectus is qualified in all respects by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE


     The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995, the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, the Company's Current Report on Form 8-K, as amended on Form 8-K/A, dated March 6, 1996, the Company's Current Report on Form 8-K, dated July 17, 1996 and the description of the Common Stock contained in the Company's Registration Statement on Form 8-A dated June 5, 1992, as amended on July 9, 1992 and December 21, 1992, each previously filed by the Company with the Commission, are incorporated herein by reference.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and before the termination of the Offering shall be deemed incorporated herein by reference, and such documents shall be deemed to be a part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement as so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the request of any such person, a copy of any or all of the above documents incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Requests should be directed to Prime Hospitality Corp., 700 Route 46 East, Fairfield, New Jersey 07007-2700, Attention: Joseph Bernadino, Senior Vice President, Secretary and General Counsel, (201) 882-1010.

                            PRIME HOSPITALITY CORP.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Consolidated:
  Balance Sheets at December 31, 1995 and March 31, 1996 (Unaudited)..................   F-2
  Statements of Income (Unaudited) for the Three Months Ended March 31, 1995 and March
     31, 1996.........................................................................   F-3
  Statements of Cash Flows (Unaudited) for the Three Months Ended March 31, 1995 and
     March 31, 1996...................................................................   F-4
Notes to Interim Consolidated Financial Statements....................................   F-5
Report of Arthur Andersen LLP.........................................................   F-7

Consolidated:
  Balance Sheets at December 31, 1994 and 1995........................................   F-8
  Statements of Income for the Years Ended December 31, 1993, 1994 and 1995...........   F-9
  Statements of Stockholders' Equity for the Years Ended December 31, 1993, 1994 and
     1995.............................................................................  F-10
  Statements of Cash Flows for the Years Ended December 31, 1993, 1994 and 1995.......  F-11
Notes to Consolidated Financial Statements............................................  F-12

     Other schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the consolidated financial statements or notes thereto.

     Separate financial statements of 50% or less owned entities accounted for by the equity method have been omitted because such entities considered in the aggregate as a single subsidiary would not constitute a significant subsidiary.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                      DECEMBER 31, 1995 AND MARCH 31, 1996
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                       DECEMBER 31,     MARCH 31,
                                                                           1995           1996
                                                                       ------------     ---------
                                                                                        (UNAUDITED)
                                ASSETS
Current assets:
  Cash and cash equivalents..........................................    $ 49,533       $  23,629
  Marketable securities available for sale...........................      11,929           7,999
  Restricted cash....................................................       8,973           9,434
  Accounts receivable, net of reserves...............................      13,139          14,318
  Current portion of mortgages and notes receivable..................       1,533           1,173
  Other current assets...............................................       8,070           9,928
                                                                         --------        --------
          Total current assets.......................................      93,177          66,481
Property, equipment and leasehold improvements, net of accumulated
  depreciation and amortization......................................     398,201         529,916
Mortgages and notes receivable, net of current portion...............      64,962          25,405
Other assets.........................................................      16,901          21,074
                                                                         --------        --------
          TOTAL ASSETS...............................................    $573,241       $ 642,876
                                                                         ========        ========
                 LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of debt............................................    $  5,731       $   5,699
  Other current liabilities..........................................      38,961          40,250
                                                                         --------        --------
          Total current liabilities..................................      44,692          45,949
Long-term debt, net of current portion...............................     276,920         335,271
Other liabilities....................................................      18,713          18,682
                                                                         --------        --------
          Total liabilities..........................................     340,325         399,902
                                                                         --------        --------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, par value $.10 per share; 20,000,000 shares
     authorized; none issued.........................................          --              --
  Common stock, par value $.01 per share; 75,000,000 shares
     authorized; 31,004,499 and 31,049,512 shares issued and
     outstanding at December 31, 1995 and March 31, 1996,
     respectively....................................................         310             310
Capital in excess of par value.......................................     183,050         185,166
Retained earnings....................................................      49,556          57,498
                                                                         --------        --------
          Total stockholders' equity.................................     232,916         242,974
                                                                         --------        --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.................    $573,241       $ 642,876
                                                                         ========        ========

      See Accompanying Notes to Interim Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                                  (UNAUDITED)
                   THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                          THREE MONTHS ENDED
                                                                               MARCH 31,
                                                                         ---------------------
                                                                          1995          1996
                                                                         -------       -------
Revenues:
  Lodging..............................................................  $34,375       $41,974
  Food and beverage....................................................    8,884         8,024
  Management and other fees............................................    1,637         1,692
  Interest on mortgages and notes receivable...........................    3,026         2,681
  Business interruption insurance......................................       --         3,739
  Rental and other.....................................................      316           504
                                                                         -------       -------
          Total revenues...............................................   48,238        58,614
                                                                         -------       -------
Costs and expenses:
  Direct hotel operating expenses:
     Lodging...........................................................    8,698        10,624
     Food and beverage.................................................    6,657         6,914
     Selling and general...............................................   11,824        14,010
  Occupancy and other operating........................................    2,611         3,482
  General and administrative...........................................    3,872         4,219
  Depreciation and amortization........................................    3,976         5,224
                                                                         -------       -------
          Total costs and expenses.....................................   37,638        44,473
                                                                         -------       -------
Operating income.......................................................   10,600        14,141
Investment income......................................................      514         1,265
Interest expense.......................................................   (4,100)       (5,851)
Other income...........................................................       --         3,432
                                                                         -------       -------
Income before income taxes and extraordinary items.....................    7,014        12,987
Provision for income taxes.............................................    2,806         5,195
                                                                         -------       -------
Income before extraordinary items......................................    4,208         7,792
Extraordinary items -- gains on discharges of indebtedness
  (net of income taxes)................................................        7           149
                                                                         -------       -------
Net income.............................................................  $ 4,215       $ 7,941
                                                                         =======       =======
Earnings per common share:
  Primary:
  Income before extraordinary items....................................  $   .13       $   .24
  Extraordinary items..................................................       --            --
                                                                         -------       -------
Net earnings...........................................................  $   .13       $   .24
                                                                         =======       =======
  Fully diluted:
  Income before extraordinary items....................................  $   .13       $   .22
  Extraordinary items..................................................       --            --
                                                                         -------       -------
Net earnings...........................................................  $   .13       $   .22
                                                                         =======       =======

      See Accompanying Notes to Interim Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                  (UNAUDITED)
                   THREE MONTHS ENDED MARCH 31, 1995 AND 1996
                                 (IN THOUSANDS)

                                                                         THREE MONTHS ENDED
                                                                             MARCH 31,
                                                                      ------------------------
                                                                        1995           1996
                                                                      --------       ---------
Cash flows from operating activities:
  Net income........................................................  $  4,215       $   7,941
  Adjustments to reconcile net income to net cash provided by operating activities:
     Depreciation and amortization..................................     3,976           5,224
     Business interruption insurance revenue........................        --          (3,739)
     Utilization of net operating loss carryforwards................     1,418           1,958
     Gains on settlements of notes receivable.......................        --          (1,778)
     Gains on discharges of indebtedness............................       (11)           (249)
     Gains on sales of assets.......................................        --          (1,956)
     Compensation expense related to stock options..................        12              --
  Increase (decrease) from changes in other operating assets and liabilities:
     Accounts receivable............................................    (1,965)         (1,179)
     Other current assets...........................................      (538)          1,883
     Other liabilities..............................................    (2,258)            550
                                                                      --------       ---------
     Net cash provided by operating activities......................     4,849           8,655
                                                                      --------       ---------
Cash flows from investing activities:
  Net proceeds from mortgages and other notes receivable............     3,211           8,275
  Disbursements for mortgages and notes receivable..................        --            (800)
  Proceeds from sales of property, equipment and leasehold
     improvements...................................................        13           3,706
  Purchases of property, equipment and leasehold improvements.......   (16,072)       (103,648)
  Increase in restricted cash.......................................      (585)           (461)
  Proceeds from sales of marketable securities......................       100           4,856
  Other.............................................................       415            (129)
                                                                      --------       ---------
          Net cash used in investing activities.....................   (12,918)        (88,201)
                                                                      --------       ---------
Cash flows from financing activities:
  Net proceeds from issuance of debt................................    39,000         114,979
  Payments of debt..................................................    (1,533)        (61,494)
  Proceeds from the exercise of stock options and warrants..........       472             157
                                                                      --------       ---------
          Net cash provided by financing activities.................    37,939          53,642
                                                                      --------       ---------
Net increase (decrease) in cash and cash equivalents................    29,870         (25,904)
Cash and cash equivalents at beginning of period....................    12,524          49,533
                                                                      --------       ---------
Cash and cash equivalents at end of period..........................  $ 42,394       $  23,629
                                                                      ========       =========

      See Accompanying Notes to Interim Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

               NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

NOTE 1 -- BASIS OF PRESENTATION

     In the opinion of management, the accompanying interim unaudited consolidated financial statements of Prime Hospitality Corp. and subsidiaries (the "Company") contain all material adjustments, consisting of normal recurring adjustments, necessary to present fairly the financial position of the Company as of March 31, 1996 and the results of its operations for the three months ended March 31, 1995 and 1996 and cash flows for the three months ended March 31, 1995 and 1996.

     The financial statements for the three months ended March 31, 1995 and 1996 were prepared on a consistent basis with the audited consolidated financial statements for the year ended December 31, 1995.

     The consolidated results of operations for the three months ended March 31, 1996 are not necessarily indicative of the results to be expected for the full year. These interim unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

NOTE 2 -- ACQUISITIONS

     On March 6, 1996, the Company acquired 18 hotels consisting of 16 Wellesley Inns and two other limited-service hotels for approximately $65,100,000 in cash. The acquisition enabled the Company to establish full control over its proprietary Wellesley Inns brand with all 30 Wellesley Inns owned and operated by the Company. The acquisition price was comprised of approximately $60,400,000 to purchase the first mortgage on the 18 hotels with a face value of approximately $70,500,000 and $4,700,000 to purchase the interests of the three partnerships which owned the hotels. Approximately $1,900,000 of the total purchase price was paid to a partnership in which a general partner is the father of the Company's President and Chief Executive Officer. In connection with the transaction, the Company also terminated its management agreements and junior subordinated mortgages related to the 18 hotels. The transaction has been accounted for as a purchase and, accordingly, the revenues and expenses of these hotels have been included in reported results from the date of acquisition. If these operations had been included in the consolidated financial statements since January 1, 1996, reported results would not have been materially different.

NOTE 3 -- DEBT

     On January 23, 1996, the Company issued $120,000,000 of 9 1/4% First Mortgage Notes due 2006. Interest on the notes is payable semi-annually on January 15 and July 15. The notes are secured by 15 hotels and contain certain covenants including limitations on the incurrence of debt, dividend payments, certain investments, transactions with affiliates, asset sales and mergers and consolidations. These notes are redeemable, in whole or in part, at the option of the Company after January 15, 2001 at premiums to principal which decline on each anniversary date. The Company utilized a portion of the proceeds to pay down $51,601,000 of debt.

NOTE 4 -- EARNINGS PER COMMON SHARE

     Primary earnings per common share was computed based on the weighted average number of common shares and common share equivalents (dilutive stock options and warrants) outstanding during each period. The weighted average number of common shares used in computing primary earnings per share was 32,365,000 and 32,865,000 for the three months ended March 31, 1995 and 1996, respectively.

     Fully diluted earnings per share, in addition to the adjustments for primary earnings per share, reflects the elimination of interest expense and the issuance of additional common shares from the assumed conversion of the 7% convertible subordinated notes from their issuance in April 1995. The weighted average number of

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                                  (UNAUDITED)

common shares used in computing fully diluted earnings per share was 32,365,000 and 40,346,000 for the three months ended March 31, 1995 and 1996, respectively.

NOTE 5 -- BUSINESS INTERRUPTION INSURANCE REVENUE

     In September 1995, the Company-owned Marriott's Frenchman's Reef Hotel (the "Frenchman's Reef") in St. Thomas U.S. Virgin Islands suffered hurricane damage. Due to extensive property and business interruption insurance, the Company believes that its liquidity will be affected only to the extent of its insurance deductibles for which the Company provided a reserve of $2,200,000 in 1995. The Company has continued to operate the hotel and has repaired a majority of the damaged rooms on an interim basis. However, the impact of the hurricane has caused operating profits to decline from the prior year level. For the three months ended March 31, 1996, the Company continued to record the operating revenues and expenses of the Frenchman's Reef. In addition, the Company estimated its business interruption insurance proceeds assuming no growth over the prior year's profit level and recorded revenue and a corresponding receivable of $3,739,000. The Company is currently engaged in discussions with its insurance carrier regarding the amount of property and business interruption insurance proceeds to be paid and is assessing the extent of refurbishment required at the Frenchman's Reef.

NOTE 6 -- OTHER INCOME

     Other income consists of items which are not considered part of the Company's recurring operations. For the three months ended March 31, 1996, other income consisted of a gain on the settlement of a note receivable of $1,778,000 and a gain on the sale of a hotel of $1,654,000.

NOTE 7 -- SUBSEQUENT EVENT

     On July 2, 1996, the Company filed a registration statement covering the sale of 7.5 million shares of its common stock. The Company intends to use the net proceeds from this offering to fund the development and growth of its AmeriSuites all-suites hotel brand. The offering is subject to a number of risks that should be considered by prospective investors. See "Risk Factors" included elsewhere in this Registration Statement.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and
Stockholders of Prime Hospitality Corp.:

     We have audited the accompanying consolidated balance sheets of Prime Hospitality Corp. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 1994 and 1995 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prime Hospitality Corp. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                             ARTHUR ANDERSEN LLP

Roseland, New Jersey
January 31, 1996, except with
respect to the matters discussed in
Note 16 as to which the date is
July 2, 1996

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 1994 AND 1995
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                           1994         1995
                                                                         --------     --------
                                  ASSETS
Current assets:
  Cash and cash equivalents............................................  $ 12,524     $ 49,533
  Marketable securities available for sale.............................     1,117       11,929
  Restricted cash......................................................     9,725        8,973
  Accounts receivable, net of reserves of $125 and $213 in
     1994 and 1995, respectively.......................................     7,819       13,139
  Current portion of mortgages and notes receivable....................     1,925        1,533
  Other current assets.................................................     7,196        8,070
                                                                         --------     --------
          Total current assets.........................................    40,306       93,177
Property, equipment and leasehold improvements, net of
  accumulated depreciation and amortization............................   299,291      398,201
Mortgages and notes receivable, net of current portion.................    81,260       64,962
Other assets...........................................................    14,075       16,901
                                                                         --------     --------
          TOTAL ASSETS.................................................  $434,932     $573,241
                                                                         ========     ========
                             LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of debt..............................................  $  5,284     $  5,731
  Other current liabilities............................................    23,904       38,961
                                                                         --------     --------
          Total current liabilities....................................    29,188       44,692
Long-term debt, net of current portion.................................   178,545      276,920
Other liabilities......................................................    23,134       18,713
                                                                         --------     --------
          Total liabilities............................................   230,867      340,325
                                                                         --------     --------
Commitments and contingencies
Stockholders' equity:
  Preferred stock, par value $.10 per share; 20,000,000 shares
     authorized; none issued...........................................        --           --
  Common stock, par value $.01 per share; 75,000,000 shares
     authorized 30,409,371 and 31,004,499 shares issued and
     outstanding in 1994 and 1995, respectively........................       304          310
Capital in excess of par value.........................................   171,774      183,050
Retained earnings......................................................    31,987       49,556
                                                                         --------     --------
          Total stockholders' equity...................................   204,065      232,916
                                                                         --------     --------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...................  $434,932     $573,241
                                                                         ========     ========

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1994         1995
                                                             --------     --------     --------
Revenues:
  Lodging..................................................  $ 69,487     $ 88,753     $146,184
  Food and beverage........................................    12,270       18,090       37,955
  Management and other fees................................    10,831       10,021        8,115
  Interest on mortgages and notes receivable...............    14,765       15,867       11,895
  Rental and other.........................................     1,507        1,572        1,479
                                                              -------     --------     --------
          Total revenues...................................   108,860      134,303      205,628
                                                              -------     --------     --------
Costs and expenses:
  Direct hotel operating expenses:
     Lodging...............................................    19,925       25,490       38,383
     Food and beverage.....................................    10,230       13,886       28,429
     Selling and general...................................    21,180       27,244       49,753
  Occupancy and other operating............................     9,827        9,799       11,763
  General and administrative...............................    15,685       15,089       15,515
  Depreciation and amortization............................     7,117        9,427       15,974
                                                              -------     --------     --------
          Total costs and expenses.........................    83,964      100,935      159,817
                                                              -------     --------     --------
Operating income...........................................    24,896       33,368       45,811
Investment income..........................................     1,267        1,966        4,861
Interest expense...........................................   (16,116)     (13,993)     (21,603)
Other income...............................................     3,809        9,089        2,239
Other expense..............................................        --           --       (2,200)
                                                              -------     --------     --------
Income before income taxes and extraordinary items.........    13,856       30,430       29,108
Provision for income taxes.................................     5,681       12,172       11,643
                                                              -------     --------     --------
Income before extraordinary items..........................     8,175       18,258       17,465
Extraordinary items -- gains on discharges of indebtedness
  (net of income taxes of $2,772, $120 and $70 in 1993,
  1994 and 1995, respectively).............................     3,989          172          104
                                                              -------     --------     --------
Net income.................................................  $ 12,164     $ 18,430     $ 17,569
                                                              =======     ========     ========
Net income per common share:
  Income before extraordinary items........................  $    .27     $    .57     $    .54
  Extraordinary items......................................       .13          .01           --
                                                              -------     --------     --------
Net income per common share................................  $    .40     $    .58     $    .54
                                                              =======     ========     ========

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                                       CAPITAL
                                                   COMMON STOCK          IN
                                                -------------------   EXCESS OF   RETAINED
                                                  SHARES     AMOUNT   PAR VALUE   EARNINGS     TOTAL
                                                ----------   ------   ---------   --------   ---------
Balance December 31, 1992.....................  29,912,794    $299    $ 136,090   $  1,393    $137,782
Net income....................................          --      --           --     12,164      12,164
Utilization of net operating loss
  carryforwards...............................          --      --        4,525         --       4,525
Federal income tax refund.....................          --      --       16,462         --      16,462
Compensation expense related to stock option
  plan........................................          --      --          225         --         225
Proceeds from exercise of stock options.......      30,000      --           81         --          81
Proceeds from exercise of stock warrants......      45,880       1          124         --         125
                                                -----------   ----     --------    -------    --------
Balance December 31, 1993.....................  29,988,674     300      157,507     13,557     171,364
Net income....................................          --      --           --     18,430      18,430
Utilization of net operating loss
  carryforwards...............................          --      --        5,861         --       5,861
Amortization of pre-fresh start tax basis
  differences.................................          --      --        6,954         --       6,954
Federal income tax refund.....................          --      --          200         --         200
Compensation expense related to stock option
  plan........................................          --      --           60         --          60
Proceeds from exercise of stock options.......     216,080       2          640         --         642
Proceeds from exercise of stock warrants......     204,617       2          552         --         554
                                                -----------   ----     --------    -------    --------
Balance December 31, 1994.....................  30,409,371     304      171,774     31,987     204,065
Net income....................................          --      --           --     17,569      17,569
Utilization of net operating loss
  carryforwards...............................          --                3,370         --       3,370
Amortization of pre-fresh start tax...........          --      --        6,167         --       6,167
Compensation expense related to stock option
  plan........................................          --      --           16         --          16
Proceeds from exercise of stock options.......     220,159       2          705         --         707
Proceeds from exercise of stock warrants......     374,969       4        1,018         --       1,022
                                                -----------   ----     --------    -------    --------
Balance December 31, 1995.....................  31,004,499    $310    $ 183,050   $ 49,556    $232,916
                                                ===========   ====     ========    =======    ========

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1994         1995
                                                             --------     --------     --------
Cash flows from operating activities:
  Net income...............................................  $ 12,164     $ 18,430     $ 17,569
  Adjustments to reconcile net income to net cash
     provided by operating activities:
     Depreciation and amortization.........................     7,117        9,427       15,974
     Utilization of net operating loss carryforwards.......     4,525        5,861        3,370
     Gains on settlements of notes receivable..............        --       (6,224)        (822)
     Gains on discharges of indebtedness...................    (6,761)        (292)        (174)
     Gains on sales of assets..............................    (1,769)      (1,099)      (1,957)
     Amortization of pre-fresh start tax basis
       differences.........................................        --        6,954        6,167
     Deferred income taxes.................................     1,541         (205)       1,556
     Compensation expense related to stock options.........       225           60           16
  Increase (decrease) from changes in other operating
     assets and liabilities:
     Accounts receivable...................................       269       (1,945)      (5,320)
     Other current assets..................................    (1,791)         127         (887)
     Other liabilities.....................................     4,208       (2,422)       5,359
                                                             --------     --------     --------
     Net cash provided by operating activities.............    19,728       28,672       40,851
                                                             --------     --------     --------
Cash flows from investing activities:
  Net proceeds from mortgages and other notes receivable...    10,861       36,198       27,603
  Disbursements for mortgages and notes receivable.........      (515)      (1,100)     (12,704)
  Proceeds from sales of property, equipment and leasehold
     improvements..........................................     3,715        1,480        8,167
  Purchases of property, equipment and leasehold
     improvements..........................................   (14,346)     (63,360)    (113,517)
  Decrease in restricted cash..............................     1,903        1,268          752
  Proceeds from sales of marketable securities.............        --        1,116        2,928
  Purchase of marketable securities........................        --       (5,885)     (11,520)
  Insurance advances in excess of renovation payments......        --           --        6,518
  Other....................................................       663       (3,965)         846
                                                             --------     --------     --------
     Net cash provided by (used in) investing activities...     2,281      (34,248)     (90,927)
                                                             --------     --------     --------
Cash flows from financing activities:
  Net proceeds from issuance of debt.......................     2,771       19,026      119,360
  Payments of debt.........................................   (30,890)     (43,771)     (33,961)
  Proceeds from the exercise of stock options and
     warrants..............................................       206        1,196        1,729
  Principal proceeds from federal income tax refund........    16,462          200           --
  Reorganization items after emergence from bankruptcy.....    (5,605)        (120)         (43)
                                                             --------     --------     --------
     Net cash provided by (used in) financing activities...   (17,056)     (23,469)      87,085
                                                             --------     --------     --------
Net increase (decrease) in cash and cash equivalents.......     4,953      (29,045)      37,009
Cash and cash equivalents at beginning of period...........    36,616       41,569       12,524
                                                             --------     --------     --------
Cash and cash equivalents at end of period.................  $ 41,569     $ 12,524     $ 49,533
                                                             ========     ========     ========

          See Accompanying Notes to Consolidated Financial Statements.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                        DECEMBER 31, 1993, 1994 AND 1995

NOTE 1 -- BUSINESS OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITIES:

     Prime Hospitality Corp. (the "Company") is a hotel owner/operator with ownership or management of hotels in the United States and the U.S. Virgin Islands. The Company's hotels primarily provide moderately priced, quality accommodations in secondary markets, and operate under franchise agreements with national hotel chains or under the Company's proprietary Wellesley Inns or AmeriSuites brand names.

BASIS OF PRESENTATION:

     The Company emerged from the Chapter 11 reorganization proceeding of its predecessor, Prime Motor Inns, Inc. and certain of its subsidiaries ("PMI"), which consummated its Plan of Reorganization ("the Plan") on July 31, 1992.

     Pursuant to the American Institute of Certified Public Accountant's Statement of Position 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP 90-7"), the Company adopted fresh start reporting as of July 31, 1992. Under fresh start reporting, the reorganization value of the entity was allocated to the reorganized Company's assets on the basis of the purchase method of accounting. The reorganization value (the approximate fair value) of the assets of the emerging entity was determined by consideration of many factors and various valuation methods, including discounted cash flows and price/earnings and other applicable ratios believed by management to be representative of the Company's business and industry. Liabilities were recorded at face values, which approximate the present values of amounts to be paid determined at appropriate interest rates. Under fresh start reporting, the consolidated balance sheet as of July 31, 1992 became the opening consolidated balance sheet of the emerging Company.

PRINCIPLES OF CONSOLIDATION:

     The consolidated financial statements include the accounts of the Company and all of its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

USE OF ESTIMATES:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH EQUIVALENTS:

     Cash equivalents are highly liquid unrestricted investments with a maturity of three months or less when acquired.

MARKETABLE SECURITIES:

     Marketable securities consist primarily of commercial paper and other corporate debt and equity securities which mature or are available for sale within one year. Marketable securities are valued at current market value, which approximates cost.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

RESTRICTED CASH:

     Restricted cash consists primarily of highly liquid investments that serve as collateral for debt obligations due within one year.

MORTGAGES AND NOTES RECEIVABLE:

     Mortgages and notes receivable are reflected at their fair value as of July 31, 1992, adjusted for payments and other advances since that date. The amount of interest income recognized on mortgages and notes receivable is generally based on the stated interest rate and the carrying value of the notes. The Company has a number of subordinated or junior mortgages which remit payment based on hotel cash flow. Because there was substantial doubt that the Company would recover any value, these mortgages were assigned no value in the Company's consolidated financial statements when the Company adopted fresh-start reporting on July 31, 1992. Interest on cash flow mortgages and delinquent loans is generally recognized when cash is received.

     In 1995, the Company adopted Statement of Financial Accounting Standards ("SFAS") 114, "Accounting by Creditors for Impairment of a Loan (SFAS 114)" and SFAS 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures (SFAS 118)". As defined in SFAS 114 and SFAS 118, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. SFAS 114 and SFAS 118 require that the measurement of impairment of a loan be based on the present value of expected future cash flows (net of estimated costs to sell) discounted at the loan's effective interest rate. Impairment can also be measured based on a loan's observable market price or the fair value of collateral, if the loan is collateral dependent. If the measure of the impaired loan is less than the recorded investment in the loan, the Company will establish a valuation allowance, or adjust existing valuation allowances, with a corresponding charge or credit to operations. The effect of adopting these new accounting standards was immaterial in 1995.

PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS:

     Property, equipment and leasehold improvements that the Company intends to continue to operate are stated at their fair market value as of July 31, 1992 plus the cost of acquisitions subsequent to that date less accumulated depreciation and amortization from August 1, 1992. Provision is made for depreciation and amortization using the straight-line method over the estimated useful lives of the assets. Properties identified for disposal are stated at their estimated net realizable value.

     During 1995, the Company adopted SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of (SFAS 121)". Following this standard, the Company evaluates whether impairment has occurred at each of its properties based upon the future cash flows (undiscounted and before interest charges) as compared to the carrying value of the property. Based upon its evaluation as of December 31, 1995, the Company has determined that no impairment has occurred.

OTHER ASSETS:

     Other assets consist primarily of deferred issuance costs related to the Company's 7% Convertible Subordinated Notes due 2002 and other debt obligations. Deferred issuance costs are amortized over the respective terms of the loans using the effective interest method.

SELF-INSURANCE PROGRAMS:

     The Company uses an incurred loss retrospective insurance plan for general and auto liability and workers' compensation. Predetermined loss limits have been arranged with insurance companies to limit the Company's per occurrence and aggregate cash outlay.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

     The Company maintains a self-insurance program for major medical and hospitalization coverage for employees and dependents which is partially funded by payroll deductions. Payments for major medical and hospitalization below specified aggregate annual amounts are self-insured by the Company. Claims for benefits in excess of these amounts are covered by insurance purchased by the Company.

     Provisions have been made in the combined financial statements which represent the expected future payments based on the estimated ultimate cost for incidents incurred through the balance sheet date.

INCOME TAXES:

     The Company and its subsidiaries file a consolidated Federal income tax return. For financial reporting purposes, the Company follows SFAS No. 109 "Accounting for Income Taxes". In accordance with SFAS 109, as well as SOP 90-7, income taxes have been provided at statutory rates in effect during the period. Tax benefits associated with net operating loss carryforwards and other temporary differences that existed at the time fresh start reporting was adopted are reflected as a contribution to stockholders' equity in the period in which they are realized.

NET INCOME PER COMMON SHARE:

     Primary net income per common share is computed based on the weighted average number of common shares and common share equivalents (dilutive stock options and warrants) outstanding during each year. The weighted average number of common shares used in computing primary net income per share was 30,721,000, 32,022,000 and 32,461,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

     Fully diluted net income per share, in addition to the adjustments for primary net income per share, reflects the elimination of interest expense and the issuance of additional common shares from the assumed conversion of the 7% Convertible Subordinated Notes from their issuance in April 1995. The weighted average number of common share used in computing fully diluted net income per share was 37,423,000 for the year ended December 31, 1995. Fully diluted net income per share has not been presented in the consolidated financial statements because the dilutive effect is not material.

PRE-OPENING COSTS:

     Non-capital expenditures incurred prior to opening new or renovated hotels such as payroll and other operating supplies are deferred and expensed within one year after opening. Preopening costs charged to expense were $0, $86,000 and $364,000 for the years ended December 31, 1993, 1994 and 1995. As of December 31, 1995, $261,000 of pre-opening costs are included in other current assets.

INTEREST RATE SWAPS:

     The Company has entered into an interest rate swap agreement which reduces the Company's exposure to interest rate fluctuations. The accounting treatment for the Company's off balance sheet interest rate swap agreement is to accrue net interest to be received or to be paid as an adjustment to interest expense.

RECLASSIFICATIONS:

     Certain reclassifications have been made to the December 31, 1993 and 1994 consolidated financial statements to conform them to the December 31, 1995 presentation.

NOTE 2 -- HOTEL PROPERTY ACQUISITIONS

     In March 1995, the Company acquired the option of ShoLodge, Inc. ("ShoLodge") to purchase a 50% interest in eleven of the Company's AmeriSuites hotels and also acquired the remaining AmeriSuites hotel not

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES already owned by the Company. In 1993, the Company and its wholly-owned subsidiary, Suites of America, Inc. ("SOA") entered into agreements with ShoLodge, a company controlled by a former director, designed to further the growth of its AmeriSuites hotels from the six hotels owned by the Company at that time. Pursuant to these agreements, (i) ShoLodge agreed to build and finance six additional AmeriSuites hotels and received an option to purchase a 50% interest in SOA and (ii) the Company received an option pursuant to which it could require ShoLodge to purchase a 50% interest in SOA. The exercise of the option by ShoLodge was scheduled to occur in January 1995, when the Company and ShoLodge began to negotiate the Company's buyout of ShoLodge's option. The consideration payable by the Company was based upon the fair market value of the properties. The consideration totaled $19,700,000 and was comprised of (i) $16,100,000 in cash, which was paid in 1995, plus (ii) $18,500,000 in notes maturing in 1997, less (iii) $14,900,000 of existing debt on five hotels, which was forgiven at face value. The transaction resulted in a net increase of approximately $3,600,000 of long-term debt. No gain or loss was recorded on the forgiveness of debt. As a result of this transaction, the Company assumed management of these hotels.

     In August 1995, the Company entered into an agreement to purchase four Bradbury Suites hotels for $18,700,000. The hotels, comprising 447 rooms, were subsequently converted to the Company's proprietary AmeriSuites brand. In August 1995, the Company also purchased the 149 room all-suite St. Tropez Hotel and Shopping Center in Las Vegas for $15,200,000. Revenues and expenses from these transactions have been included in reported results from the date of acquisition. If these operations had been included in the consolidated financial statements for the full year, reported results would not have been materially different.

NOTE 3 -- CASH AND CASH EQUIVALENTS

     Cash and cash equivalents are comprised of the following (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1994        1995
                                                                   -------     -------
        Cash.....................................................  $ 5,953     $ 4,312
        Commercial paper and other cash equivalents..............    6,571      45,221
                                                                   -------     -------
                  Totals.........................................  $12,524     $49,533
                                                                   =======     =======

NOTE 4 -- MARKETABLE SECURITIES

     Marketable securities are comprised of the following (in thousands):

                                                                       DECEMBER 31,
                                                                    ------------------
                                                                     1994       1995
                                                                    ------     -------
        Equity securities.........................................  $1,117     $ 3,796
        Corporate debt securities.................................      --       8,133
                                                                    ------     -------
                  Totals..........................................  $1,117     $11,929
                                                                    ======     =======

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

NOTE 5 -- MORTGAGES AND NOTES RECEIVABLE

     Mortgages and notes receivable are comprised of the following (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1994        1995
                                                                   -------     -------
        Properties operated by the Company(a)....................  $60,609     $57,171
        Other(b).................................................   22,576       9,324
                                                                   -------     -------
                  Total..........................................   83,185      66,495
        Less current portion.....................................   (1,925)     (1,533)
                                                                   -------     -------
        Long-term portion........................................  $81,260     $64,962
                                                                   =======     =======

- ---------------
(a) At December 31, 1995, the Company is the holder of mortgage notes receivable with a book value of $43,293,000 secured primarily by four hotel properties operated by the Company under management agreements and $13,878,000 in mortgages secured primarily by four properties operated under lease agreements. These notes bear interest at rates ranging from 8.0% to 13.5% and mature through 2015. The mortgages were derived from the sales of hotel properties.

    The loans secured by hotel properties operated under management agreements pay interest and principal based upon available cash and include a participation in the future excess cash flow of such hotel properties. Two of these mortgages have been structured to include a "senior portion" featuring defined payment terms, and a "junior portion" payable annually based on cash flow.

    In addition to the mortgage positions referred to above, the Company holds junior or cash flow mortgages and subordinated interests on six other hotel properties operated by the Company under management agreements. Pursuant to these mortgage agreements, the Company is entitled to receive the majority of excess cash flow generated by these hotel properties and to participate in any future sales proceeds. With regard to these properties, third parties hold significant senior mortgages. The junior mortgages mature on various dates from 1999 through 2002.

    In accordance with the adoption of fresh start reporting under SOP 90-7, no value was assigned to the junior portions of the notes or the junior mortgages and subordinated interests on the other hotels as there was substantial doubt at the time of valuation that the Company would recover any of their value. As a result, interest income on these junior or cash flow mortgages is recognized when cash is received. During 1993, 1994 and 1995, the Company recognized $976,000, $2,000,000 and $1,950,000, respectively, of interest income related to these mortgages. Future recognition of interest income on these mortgages is dependent primarily upon the net cash flow of the underlying hotels after debt service, which is senior to the Company's junior positions.

(b) Other notes receivable currently bear interest at effective rates ranging from 4.0% to 10.0%, mature through 2011 and are secured primarily by hotel properties not currently managed by the Company.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

     NOTE 6 -- PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

     Property, equipment and leasehold improvements consist of the following (in thousands):

                                                         DECEMBER 31,
                                                     ---------------------      YEARS OF
                                                       1994         1995       USEFUL LIFE
                                                     --------     --------     -----------
        Land and land leased to others.............  $ 49,438     $ 69,765
        Hotels.....................................   200,706      246,278       20 to 40
        Furniture, fixtures and autos..............    46,021       67,001        3 to 10
        Leasehold improvements.....................    11,336       26,038        3 to 40
        Construction in progress...................     1,457       22,667
        Properties held for sale...................     8,898           --
                                                     --------     --------
          Sub-total................................   317,856      431,749
          Less accumulated depreciation and
             amortization..........................   (18,565)     (33,548)
                                                     --------     --------
                  Totals...........................  $299,291     $398,201
                                                     ========     ========

     At December 31, 1995, the Company was the lessor of land and certain restaurant facilities in Company-owned hotels with an approximate aggregate book value of $7,493,000 pursuant to noncancelable operating leases expiring on various dates through 2013. Minimum future rentals under such leases are $9,599,000, of which $4,079,000 is scheduled to be received in the aggregate during the five-year period ending December 31, 2000.

     Depreciation and amortization expense on property, equipment and leasehold improvements was $7,015,000, $9,300,000 and $14,800,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

     During the years ended December 31, 1993, 1994 and 1995, the Company capitalized $0, $836,000 and $2,596,000, respectively, of interest related to borrowings used to finance hotel construction.

NOTE 7 -- OTHER CURRENT LIABILITIES

     Other current liabilities consist of the following (in thousands):

                                                                      DECEMBER 31,
                                                                   -------------------
                                                                    1994        1995
                                                                   -------     -------
        Accounts payable.........................................  $ 4,436     $ 6,940
        Interest.................................................    3,115       3,616
        Accrued payroll and related benefits.....................    2,490       3,151
        Accrued expenses.........................................    4,182       4,303
        Insurance reserves.......................................    5,123       6,007
        Hurricane damage reserve.................................       --       8,718
        Other....................................................    4,558       6,226
                                                                   -------     -------
                  Totals.........................................  $23,904     $38,961
                                                                   =======     =======

     In September 1995, the Marriott's Frenchman's Reef Hotel (the "Frenchman's Reef") in St. Thomas, United States Virgin Islands suffered damages when Hurricane Marilyn struck the U.S. Virgin Islands. At December 31, 1995, the Company has a reserve of $8,718,000 which consists of a $2,200,000 reserve (See Notes 8 and 11) established to cover the cost of the insurance deductible and $6,518,000 of insurance advances, net of funds that have been used to begin the restoration process.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

NOTE 8 -- DEBT

     Debt consists of the following (in thousands):

                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                   1994         1995
                                                                 --------     --------
        10% Senior Secured Notes(a)............................  $ 52,580     $ 30,374
        7% Convertible Subordinated Notes(b)...................        --       86,250
        Mortgages and other notes payable(c)...................   131,249      158,904
        Capitalized lease obligations(d).......................        --        7,123
                                                                 --------     --------
        Total debt.............................................   183,829      282,651
        Less current maturities................................    (5,284)      (5,731)
                                                                 --------     --------
                  Long-term debt, net of current portion.......  $178,545     $276,920
                                                                 ========     ========

- ---------------
(a) The 10% Senior Secured Notes were issued pursuant to the Plan, and mature on July 31, 1999. The collateral for the 10% Senior Secured Notes consists primarily of mortgages and notes receivable and real property, net of related liabilities (the "10% Senior Secured Note Collateral"), with a book value of $68,812,000 as of December 31, 1995.

    Interest on the 10% Senior Secured Notes is payable semi-annually. The 10% Senior Secured Notes require that 85% of the cash proceeds from the 10% Senior Secured Note Collateral be applied first to interest then to prepayment of principal. Aggregate principal payments on the 10% Senior Secured Notes are required in order that one-third of the principal balance outstanding on December 31, 1996 is paid by July 31, 1998 and all of the balance is paid by July 31, 1999. To the extent the cash proceeds from the 10% Senior Secured Note Collateral are insufficient to pay interest or required principal payments on the 10% Senior Secured Notes, the Company will be obligated to pay any deficiency out of its general corporate funds.

    The 10% Senior Secured Notes contain covenants which, among other things, require the Company to maintain a net worth of at least $100,000,000, and preclude cash distributions to stockholders, including dividends and redemptions, until the 10% Senior Secured Notes have been paid in full. As of December 31, 1995, the Company was in compliance with all covenants applicable to the 10% Senior Secured Notes.

    During 1994 the Company purchased through a third party agent approximately $5,200,000 of its 10% Senior Secured Notes for aggregate consideration of approximately $4,800,000. These notes are currently held by the third party agent and have not been retired due to certain restrictions under the note agreements. The purchases were recorded as investments on the Company's balance sheet and no gains are recorded until the notes mature or are redeemed. During 1994, approximately $1,137,000 of the notes were retired resulting in a pretax extraordinary gain of approximately $105,000. During 1995, approximately $1,738,000 of the notes were retired resulting in a pretax extraordinary gain of $174,000. As of December 31, 1995, the Company had unrecognized holding gains of approximately $177,000 related to these securities.

(b) In 1995, the Company sold $86,250,000 of 7% Convertible Subordinated Notes due 2002. The notes are convertible into common stock at a price of $12 per share at the option of the holder and mature on April 15, 2002. The notes are redeemable, in whole or in part, at the option of the Company after April 17, 1998 at premiums to principal which decline on each anniversary date.

(c) The Company has mortgage and other notes payable of approximately $158,904,000 that are secured by mortgage notes receivable and hotel properties with a book value of $260,116,000.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

    Principal and interest on these mortgages and notes are generally paid monthly. At December 31, 1995 these notes bear interest at rates ranging from 6.6% to 10.5%, with a weighted average interest rate of 9.3%, and mature from 1996 through 2007.

    Subsequent to December 31, 1995, the Company entered into an agreement to extend the maturity of a loan in the amount of $32,097,000 secured by the Frenchman's Reef from December 1996 to July 1997. The loan will bear interest at the same rate currently in effect and principal payments will be waived until July 1997. All other terms and conditions of the loan shall remain in effect. The December 31, 1995 consolidated financial statements reflect the impact of this amendment.

    Additionally, the Company's debt related to the Frenchman's Reef is further secured by an assignment of property insurance proceeds related to the hurricane damage (See Notes 7 and 11). The lender has sole discretion concerning the utilization of such proceeds for refurbishment. The Company is discussing with the lender the terms under which the lender will make such funds available for refurbishment.

(d) The Company has $7,123,000 of capital lease obligations. Principal and interest on these capital lease obligations are generally paid monthly. At December 31, 1995, these leases bear interest at rates ranging from 6.7% to 12.45%, with a weighted average interest rate of 10.8%, and mature through 2001.

    In August 1995, the Company entered into an interest rate protection agreement with a major financial institution which reduces the Company's exposure to fluctuations in interest rates by effectively fixing interest rates on $40 million of variable interest rate debt. Under the agreement, on a monthly basis the Company will pay a fixed rate of interest of 6.18% and will receive a floating interest rate payment equal to the 30 day LIBOR rate on a $40 million notional principal amount. The agreement commenced in October 1995 and expires in 1999.

    Maturities of long-term debt for the next five years ending December 31 are as follows (in thousands):

                1996..............................................  $  5,731
                1997..............................................    83,127
                1998..............................................     4,877
                1999..............................................    33,714
                2000..............................................    28,277
                Thereafter........................................   126,925
                                                                    --------
                          Total...................................  $282,651
                                                                    ========

     On January 23, 1996, the Company issued $120,000,000 of 9 1/4% First Mortgage Notes due 2006 (See Note 16). The Company utilized a portion of the proceeds to pay down $51,601,000 of debt outstanding at December 31, 1995. Included in this amount was $45,798,000 due in 1997.

NOTE 9 -- LEASE COMMITMENTS AND CONTINGENCIES

LEASES

     The Company leases various hotels under lease agreements with initial terms expiring at various dates from 1998 through 2022. The Company has options to renew certain of the leases for periods ranging from 1 to 99 years. Rental payments are based on minimum rentals plus a percentage of the hotel properties' revenues in excess of stipulated amounts.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

     The following is a schedule, by year, of future minimum lease payments required under the remaining operating leases that have terms in excess of one year as of December 31, 1995 (in thousands):

                1996...............................................  $ 4,854
                1997...............................................    4,808
                1998...............................................    4,762
                1999...............................................    4,976
                2000...............................................    4,681
                Thereafter.........................................   42,829
                                                                     -------
                          Total....................................  $66,910
                                                                     =======

     Rental expense for all operating leases, including those with terms of less than one year, consist of the following for the years ended December 31, 1993, 1994 and 1995 (in thousands):

                                                                       DECEMBER 31,
                                                               ----------------------------
                                                                1993       1994       1995
                                                               ------     ------     ------
    Rentals..................................................  $5,009     $4,654     $4,630
    Contingent rentals.......................................     764        823        745
                                                               ------     ------     ------
              Rental expense.................................  $5,773     $5,477     $5,375
                                                               ======     ======     ======

EMPLOYEE BENEFITS

     The Company does not provide any material post employment benefits to its current or former employees.

CONTINGENT CLAIMS

     In April 1995, the Company received a second favorable ruling in its litigation with Financial Security Assurance, Inc. ("FSA") in which FSA sought approximately $31,200,000 previously received by the Company in settlement of a note and guaranty from Allen V. Rose and Arthur Cohen ("Rose and Cohen"). In an order dated April 25, 1995, the U.S. District Court for the Southern District of Florida (the "U.S. District Court") affirmed a lower court ruling approving the Company's settlement with Rose and Cohen and finding that the Company alone was entitled to the settlement proceeds. The Company had previously reached a settlement in 1993 with Rose and Cohen which provided for Rose or his affiliate to pay the Company $25,000,000 plus proceeds from the sale of approximately 1,100,000 shares of the Company's common stock held by Rose, bringing the total settlement proceeds to approximately $31,200,000. FSA asserted that, under the terms of an intercreditor agreement, it was entitled to receive the settlement proceeds otherwise payable to the Company. The U.S. Bankruptcy Court for the Southern District of Florida (the "Bankruptcy Court") ruled in favor of the Company in April 1994 and the Company used $25,000,000 of the settlement proceeds to retire certain senior secured notes. FSA appealed to the U.S. District Court, which affirmed the Bankruptcy Court's ruling. On May 12, 1995, the Company used the remaining proceeds plus accrued interest to prepay the 10% Senior Secured Notes. On May 23, 1995, FSA filed a notice of appeal with the U.S. Court of Appeals for the 11th Circuit. The Company believes that the U.S. Court of Appeals will affirm the U.S. District Court ruling and that there will be no effect on the Company's financial position or results of operations.

     The Company is involved in various other proceedings incidental to the normal course of its business. The Company believes that the resolution of these contingencies will not have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

NOTE 10 -- INCOME TAXES

     The provision for income taxes (including amounts applicable to extraordinary items) consisted of the following for the years ended December 31, 1993, 1994 and 1995 (in thousands):

                                                                      DECEMBER 31,
                                                             ------------------------------
                                                              1993       1994        1995
                                                             ------     -------     -------
    Current:
      Federal..............................................  $2,167     $   970     $   320
      State................................................     220          28         299
                                                             ------     -------     -------
                                                              2,387         998         619
                                                             ------     -------     -------
    Deferred:
      Federal..............................................   5,049       9,780       9,929
      State................................................   1,017       1,514       1,165
                                                             ------     -------     -------
                                                              6,066      11,294      11,094
                                                             ------     -------     -------
              Total........................................  $8,453     $12,292     $11,713
                                                             ======     =======     =======

     Income taxes are provided at the applicable federal and state statutory rates.

     The tax effects of the temporary differences in the areas listed below resulted in deferred income tax provisions for the years ended December 31, 1993, 1994 and 1995 (in thousands):

                                                                      DECEMBER 31,
                                                             ------------------------------
                                                              1993       1994        1995
                                                             ------     -------     -------
    Utilization of net operating loss......................  $4,525     $ 5,861     $ 3,370
    Amortization of pre-fresh start basis
      differences -- properties and notes..................   1,322       5,632       6,167
    Depreciation...........................................     144         200       1,400
    Leasehold reserves.....................................      --         450         158
    Property transactions..................................      --         320          --
    Compensation expense...................................      --          --         604
    Other..................................................      75      (1,169)       (605)
                                                             ------     -------     -------
              Total........................................  $6,066     $11,294     $11,094
                                                             ======     =======     =======

     At December 31, 1995, the Company had available federal net operating loss carryforwards of approximately $114,271,000 which will expire beginning in 2005 and continuing through 2007. Of this amount, $96,080,000 is subject to an annual limitation of $8,735,000 under the internal revenue code due to a change in ownership of the company upon consummation of the Plan. The Company also has potential state income tax benefits relating to net operating loss carryforwards of approximately $8,673,000 which will expire during various periods from 1996 to 2006. Certain of these potential benefits are subject to annual limitations similar to federal requirements due to factors such as the level of business conducted in each state and the amount of income subject to tax within each state's carryforward period.

     In accordance with SFAS 109, the Company has not recognized the future tax benefits associated with the net operating loss carryforwards or with other temporary differences. Accordingly, the Company has provided a valuation allowance of approximately $39,995,000 against the deferred tax asset as of December 31, 1995. To the extent any available carryforwards or other tax benefits are utilized, the amount of tax benefit realized will be treated as a contribution to stockholders' equity and will have no effect on the income tax provision for financial reporting purposes. For the years ended December 31, 1993, 1994 and 1995, the

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

Company recognized $4,525,000, $5,861,000 and $3,370,000, respectively of such benefits as a contribution to stockholders' equity.

     Additionally, the Company recognized $6,954,000 and $6,167,000 as a contribution to stockholders' equity for the years ended December 31, 1994 and 1995, which represents the amortization of pre-fresh start tax basis differences related to properties and notes receivable. As a result of reflecting substantially all of the deferred tax provisions as a contribution to stockholders' equity, the Company had no material deferred tax assets or liabilities as of December 31, 1994 and 1995.

NOTE 11 -- OTHER INCOME/EXPENSE

     Other income consists of items which are not considered part of the Company's recurring operations and is composed of the following as of December 31, 1993, 1994 and 1995 (in thousands):

                                                                       DECEMBER 31,
                                                               ----------------------------
                                                                1993       1994       1995
                                                               ------     ------     ------
    Gains on settlements of notes receivable.................  $   --     $6,355     $  822
    Gain on sale of property.................................   2,109      1,099      1,417
    Rebates of prior year's insurance........................      --      1,579         --
    premiums Interest on federal income tax refund...........   1,200         56         --
    Other....................................................     500         --         --
                                                               ------     ------     ------
              Total..........................................  $3,809     $9,089     $2,239
                                                               ======     ======     ======

     Other expense of $2,200,000 for the year ended December 31, 1995, consists of a reserve for insurance deductibles related to hurricane damage at the Frenchman's Reef (See Note 7).

NOTE 12 -- FINANCIAL INSTRUMENTS AND CONCENTRATION OF CREDIT RISK

     The fair values of non-current financial assets and liabilities and other financial instruments are shown below (in thousands). The fair values of current assets and current liabilities are assumed to be equal to their reported carrying amounts.

                                                DECEMBER 31, 1994         DECEMBER 31, 1995
                                              ---------------------     ---------------------
                                              CARRYING       FAIR       CARRYING       FAIR
                                               AMOUNT       VALUE        AMOUNT       VALUE
                                              --------     --------     --------     --------
    Mortgage and notes receivable...........  $ 81,260     $ 91,604     $ 64,962     $ 76,058
    Long-term debt..........................   178,545      178,250      276,920      278,899
    Other financial instruments (Interest
      rate swap agreement)..................        --           --           --          (15)

     The fair value for mortgages and notes receivable is based on the valuation of the underlying collateral utilizing discounted cash flows and other methods applicable to the industry. Valuations for long-term debt are based on quoted market prices or at current rates available to the Company for debt of the same maturities. The fair value of the interest rate swap agreement is based on the estimated amount the Company would pay to terminate the agreement.

     The Company's mortgages and other notes receivable (See Note 5) are derived primarily from and are secured by hotel properties, which constitutes a concentration of credit risk. These notes are subject to many of the same risks as the Company's operating hotel assets. A significant portion of the collateral is located in the Northeastern and Southeastern United States.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

NOTE 13 -- RELATED PARTY TRANSACTIONS

     The following summarizes significant financial information with respect to transactions with present and former officers, directors, their relatives and certain entities they control or in which they have a beneficial interest for the years ended December 31, 1993, 1994 and 1995 (in thousands):

                                                                        DECEMBER 31,
                                                                 --------------------------
                                                                 1993      1994       1995
                                                                 ----     ------     ------
    Management and other fee income(a).........................  $810     $1,165     $1,427
    Interest income(a).........................................    14      1,283        518
    Management fee expense(b)..................................   222        679         --
    Interest expense(b)........................................   475        461         --
    Reservation fee expense(b).................................   468        317         --

- ---------------
(a) During 1995, the Company managed 15 hotels for partnerships in which related parties own various interests. The income amounts shown above primarily include transactions related to these hotel properties. On March 6, 1996, the Company acquired nine of these hotels (See Note 16).

(b) In 1991, the Company entered into an agreement with ShoLodge, a company controlled by a former director, whereby ShoLodge was appointed the exclusive agent to develop and manage certain hotel properties.

     In March 1995, the Company acquired ShoLodge's option to purchase the remaining 50% interest in all eleven hotels developed by ShoLodge and also acquired the ownership interest of the remaining AmeriSuites hotel not already owned by the Company (See Note 2).

NOTE 14 -- COMMON STOCK AND COMMON STOCK EQUIVALENTS

  Stock Options

     The Company has adopted various stock option and performance incentive plans under which options to purchase shares of common stock may be granted to directors, officers or key employees under terms determined by the Board of Directors. Total options reserved under these plans (net of amounts granted to date) as of December 31, 1995 are as follows:

    1995 Employee Stock Option Plan............................................  574,000
    1995 Non-Employee Director Stock Option Plan...............................  250,000
                                                                                 -------
              Total............................................................  824,000
                                                                                 =======

     Under the 1995 Employee Stock Option Plan, options to purchase shares of common stock may be granted at the fair market value of the common stock at the date of grant. Options can generally be exercised during a participant's employment with the Company in equal annual installments over a three-year period and expire ten years from the date of grant. During 1995, options to purchase 648,000 shares of common stock were granted under this plan.

     Under the 1995 Non-Employee Director Stock Option Plan, options to purchase 10,000 shares of common stock are automatically granted to each non-employee director at the fair market value of the common stock at the date of grant. All options will be fully vested and exercisable one year after the date of grant and will expire ten years after the date of grant, or earlier if the non-employee director ceases to be a director. During 1995, options to purchase 50,000 shares of common stock were granted under this plan.

     Under the Company's 1992 Stock Option and Performance Incentive Plans, options to purchase 413,000, 367,000 and 15,000 shares of common stock were issued to employees in 1993, 1994 and 1995, respectively. The options were granted at prices which approximate fair market value at the date of grant. Generally, these

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES options can be exercised during a participant's employment in equal annual installments over a three year period and expire six years from the date of grant.

     Options to purchase 315,000, 30,000 and 60,000 shares of common stock were issued to non-employee directors of the Company in 1993, 1994 and 1995, respectively, under the Company's 1992 Stock Option Plan. The options were granted at prices which approximate fair market value at the date of grant. Generally, one-third of these options were exercisable at the date of grant and the remaining options vest in equal annual installments over a two-year period. The options expire six years after the date of grant.

     During 1992, options to purchase 350,000 shares were granted to employee officers and directors under the Company's 1992 Stock Option Plan. All 350,000 shares are currently exercisable at December 31, 1995. In addition, options to purchase 330,000 shares were granted to a former officer in 1992. At December 31, 1995, all of these options were exercised. The exercise prices of the above options are based on the average market price one year from the date of grant which was determined to be $2.71 per share. Based on this exercise price, the amount of compensation expense attributable to these options was $225,000, $60,000 and $16,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

     During 1995, the Financial Accounting Standards Board issued "Accounting for Stock Based Compensation (SFAS 123)." The new standard specifies permissible methods for valuing compensation attributable to stock options, as well as certain required disclosures. The Company is required to adopt the new standard beginning in 1996.

     The Company intends to continue to follow the compensation measurement method currently used, which is one of the permissible methods under SFAS 123. As a result, compensation expense attributable to stock option plans will continue to be measured by the excess, if any, of the market price of the Company's common stock on the date of grant over the exercise price of the option. Additional disclosures showing the pro forma effect of an alternative method will be included in the notes to financial statements.

     The following is a summary of the various stock option plans:

                                                                  NUMBER       OPTION PRICE
                                                                 OF SHARES      PER SHARES
                                                                 ---------     ------------
    Outstanding at December 31, 1993...........................  1,301,000
    Granted....................................................    397,000     $7.38-$ 7.63
    Exercised..................................................   (216,000)    $2.71-$ 3.63
    Canceled...................................................    (40,000)    $3.63-$ 7.63
                                                                 ---------
    Outstanding at December 31, 1994...........................  1,442,000
                                                                 ---------
    Granted....................................................    773,000     $9.25-$10.88
    Exercised..................................................   (222,000)    $2.71-$ 7.63
    Canceled...................................................   (165,000)    $3.63-$ 9.63
                                                                 ---------
    Outstanding at December 31, 1995...........................  1,828,000
                                                                 =========
    Exercisable at December 31, 1995...........................    798,000     $2.71-$ 9.31
                                                                 =========

  Warrants

     Pursuant to the Plan, warrants to purchase 2,106,000 shares of the Company's common stock were issued to former shareholders of the Company's predecessor, PMI, in partial settlement of their bankruptcy interests. The warrants became exercisable on August 31, 1993 at an exercise price of $2.71 per share and expire five years after the date of grant. The exercise price was determined from the average per share daily closing price of the Company's common stock during the year following its reorganization on July 31, 1992. As of December 31, 1995 warrants to purchase 625,466 shares have been exercised.

                    PRIME HOSPITALITY CORP. AND SUBSIDIARIES

NOTE 15 -- SUPPLEMENTAL CASH FLOW INFORMATION

     The following summarizes non-cash investing and financing activities for the years ended December 31, 1993, 1994 and 1995 (in thousands):

                                                                      DECEMBER 31,
                                                              -----------------------------
                                                               1993       1994        1995
                                                              ------     -------     ------
    Hotels acquired in exchange for the assumption of
      mortgage notes payable................................  $9,161     $18,718     $5,120
    Hotels received in settlement of mortgage notes
      receivable............................................   3,500      54,521      2,702
    Sale of hotel in exchange for a mortgage note
      receivable............................................  $6,500     $ 1,497     $   --

     Cash paid for interest was $16,347,000, $15,504,000 and $22,444,000 for the
years ended December 31, 1993, 1994 and 1995, respectively.

     Cash paid for income taxes was $2,697,000, $1,900,000 and $1,237,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

NOTE 16 -- SUBSEQUENT EVENTS

     On January 23, 1996, the Company issued $120,000,000 of 9 1/4% First Mortgage Notes due 2006. Interest on the notes will be payable semi-annually on January 15 and July 15. The notes are secured by 15 hotels and contain certain covenants including limitations on the incurrence of debt, dividend payments, certain investments, transactions with affiliates, asset sales and mergers and consolidations. These notes are redeemable, in whole or in part, at the option of the Company after five years at premiums to principal which decline on each anniversary date. The Company utilized a portion of the proceeds to pay down $51,601,000 of debt outstanding as of December 31, 1995.

     On March 6, 1996, the Company acquired 18 hotels consisting of 16 Wellesley Inns and two other limited-service hotels for approximately $65,100,000 in cash. The acquisition enables the Company to establish full control over its proprietary Wellesley Inns brand with all 30 Wellesley Inns owned and operated by the Company. The acquisition price was comprised of approximately $60,400,000 to purchase the first mortgage on the 18 hotels with a face value of approximately $70,500,000 and $4,700,000 to purchase the interests of the three partnerships which owned the hotels. Approximately $1,900,000 of the total purchase price was paid to a partnership in which a general partner is the father of David A. Simon, the Company's President and Chief Executive Officer. In connection with the transaction, the Company also terminated its management agreements and junior subordinated mortgages related to the 18 hotels.

     On July 2, 1996, the Company filed a registration statement covering the sale of 7.5 million shares of its common stock. The Company intends to use the net proceeds from this offering to fund the development and growth of its AmeriSuites all-suites hotel brand. The offering is subject to a number of risks that should be considered by prospective investors. See "Risk Factors" included elsewhere in this Registration Statement.

- ------------------------------------------------------
- ------------------------------------------------------

  No dealer, salesman or other person is authorized to give any information or to make any representation in connection with this offering not contained in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy of any securities other than the Common Stock or an offer to any person in any jurisdiction where such offer would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

                          ----------------------------

                               TABLE OF CONTENTS

                          ----------------------------


                                        Page
                                        ----
Prospectus Summary....................    3
Risk Factors..........................    9
Use of Proceeds.......................   13
Price Range of Common Stock and
  Dividend Policy.....................   13
Capitalization........................   14
Recent Selected Consolidated Financial
  Data................................   15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................   18
Selected Consolidated Financial Data
  of the Company and its
  Predecessor.........................   31
Business..............................   32
Management............................   46
Description of Capital Stock..........   48
Underwriting..........................   50
Legal Matters.........................   50
Experts...............................   51
Available Information.................   52
Incorporation of Certain Documents by
  Reference...........................   52
Index to Financial Statements.........  F-1


- ------------------------------------------------------
- ------------------------------------------------------

- ------------------------------------------------------
- ------------------------------------------------------

                                7,500,000 SHARES

                                      LOGO

                                  COMMON STOCK

                            ------------------------

                                   PROSPECTUS

                            ------------------------
                             MONTGOMERY SECURITIES

                           BT SECURITIES CORPORATION

                               SMITH BARNEY INC.
                                            , 1996

             ------------------------------------------------------
             ------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the various expenses in connection with the sale and distribution of the Notes being registered which will be paid solely by the Company. All the amounts shown are estimates, except the Securities and Exchange Commission registration fee and the National Association of Securities Dealers, Inc. filing fee:

    SEC Registration Fee......................................................  $ 48,895
    NASD Fee..................................................................    14,680
    Printing and Engraving Expenses...........................................   100,000
    Legal Fees and Expenses...................................................   175,000
    Accounting Fees and Expenses..............................................    50,000
    Blue Sky Fees and Expenses................................................    20,000
    Transfer Agent Fees and Expenses..........................................    25,000
    Miscellaneous Expenses....................................................    16,425
                                                                                --------
              Total...........................................................  $450,000
                                                                                ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law (the "DGCL") empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may, in advance of the final action of any civil, criminal, administrative or investigative action, suit or proceeding, pay the expenses (including attorneys' fees) incurred by any officer, director, employee or agent in defending such action, provided that the director or officer undertakes to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. A corporation may indemnify such person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

     A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation to procure a judgment in its favor under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith. The indemnification provided is not deemed to be exclusive of any other rights to which an officer or director may be entitled under any corporation's by-law, agreement, vote or otherwise.

     In accordance with Section 145 of the DGCL, Article 8 of the Company's Restated Certificate of Incorporation (the "Restated Certificate") and the Company's By-Laws (the "By-Laws") provide that the Company shall indemnify to the fullest extent permitted under and in accordance with the laws of the State of Delaware any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as director, officer, trustee, employee or agent of or in any other capacity with another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification provided by the Restated Certificate and the By-Laws shall not be deemed exclusive of any other rights to which any of those seeking indemnification or advancement of expenses may be entitled under any other contract or agreement between the Company and any officer, director, employee or agent of the Company. Expenses incurred in defending a civil or criminal action, suit or proceeding shall (in the case of any action, suit or proceeding against a director of the Company) or may (in the case of any action, suit or proceeding against an officer, trustee, employee or agent) be paid by the Company in advance of the final disposition of such action, suit or proceeding as authorized by the Board of Directors of the Company upon receipt of an undertaking by or on behalf of the indemnified person to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the Company. Subparagraph (d) of
Article 8 of the Restated Certificate provides that neither the amendment or repeal of, nor the adoption of any provision inconsistent with, the above-referenced provisions of the Restated Certificate shall eliminate or reduce the effect of such provisions in respect of any matter occurring before such amendment, repeal or adoption of an inconsistent provision or in respect of any cause of action, suit or claim relating to any such matter which would have given rise to a right of indemnification or right to receive expenses pursuant to such provisions if any such provision had not been so amended or repealed or if a provision inconsistent therewith had not been so adopted. Subparagraph (e) of Article 8 of the Restated Certificate provides that a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Company or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL or any amendment thereto or successor provision thereto, or (iv) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Company shall be eliminated or limited to the fullest extent permitted by the DGCL as so amended.

ITEM 16. EXHIBITS


EXHIBIT                                                     REPORT OR REGISTRATION STATEMENT IN
NUMBER                         DESCRIPTION                      WHICH DOCUMENT IS CONTAINED
- ------                         -----------                 -------------------------------------
 1.1         --   Form of Underwriting Agreement           Previously filed

 2.1         --   Senior Secured Revolving Credit          Filed herewith
                  Agreement, dated as of June 26, 1996,
                  among the Company, the lenders party
                  thereto, Credit Lyonnais New York
                  Branch, as Documentation Agent, and
                  Bankers Trust Company, as Agent

 4.1         --   Specimen Common Stock Certificate        Filed as Exhibit 1(a) to the
                                                           Company's Form 8-A dated June 5, 1992

 5.1         --   Opinion of Willkie Farr & Gallagher      Filed herewith

23.1         --   Consent of Willkie Farr & Gallagher      Contained within Exhibit 5.1

23.2         --   Consent of Arthur Andersen LLP           Filed herewith

24.1         --   Power of Attorney                        Previously filed


ITEM 17. UNDERTAKINGS

     (1) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to its Certificate, By-Laws, the

Underwriting Agreement or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (2) The Registrant hereby undertakes that

          (a) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b) (1) or
     (4) or 497 (h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

          (b) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and this Offering of such securities at that time shall be deemed to be the initial bona fide Offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements of filing on Form S-3 and has duly caused this amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 25th day of July, 1996.


                                          PRIME HOSPITALITY CORP.

                                          By:      /s/  DAVID A. SIMON
                                            ------------------------------------
                                                      David A. Simon,
                                                   Chairman of the Board,

                                               President and Chief Executive

                                                           Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this amendment to the Registration Statement has been signed below by the following persons, in the capacities and on the dates indicated.



                   NAME                                    TITLE                       DATE
                   ----                                    -----                       ----
           /s/  DAVID A. SIMON              Chairman of the Board, President,     July 25, 1996
- ------------------------------------------  Chief Executive Officer and
              David A. Simon                Director (principal executive
                                            officer)

           /s/  JOHN M. ELWOOD              Chief Financial Officer, Executive    July 25, 1996
- ------------------------------------------  Vice President and Director
              John M. Elwood                (principal
                                            financial and accounting officer)

                        *                   Director                              July 25, 1996
- ------------------------------------------
             Herbert Lust, II

                        *                   Director                              July 25, 1996
- ------------------------------------------
             Jack H. Nusbaum

                        *                   Director                              July 25, 1996
- ------------------------------------------
             Allen J. Ostroff

                        *                   Director                              July 25, 1996
- ------------------------------------------
             A.F. Petrocelli

                        *                   Director                              July 25, 1996
- ------------------------------------------
             Howard M. Lorber

      *By: /s/  JOHN M. ELWOOD
- ------------------------------------------
              John M. Elwood
             Attorney-in-Fact

                                   APPENDIX I

     This Registration Statement contains spaces for the following graphic and image materials:

     (1) The front cover will be folded. The inside front cover contains a map of the United States showing the states where the Company's hotels are located or under development.

     (2) The fold-out portion of the front cover contains photographs of hotels and a map. The left side contains photographs of AmeriSuites hotels and a map indicating the location of AmeriSuites hotels. The right side contains photographs of additional AmeriSuites hotels in the Company's Portfolio.

     (3) The inside back cover contains additional photographs of full-service and limited-service hotels in the Company's Portfolio.

                                 EXHIBIT INDEX


                                                                                         SEQUENTIALLY
EXHIBIT                                               REPORT OR REGISTRATION STATEMENT     NUMBERED
NUMBER                     DESCRIPTION                 IN WHICH DOCUMENT IS CONTAINED        PAGES
- ------                     -----------                ---------------------------------  ------------
 1.1    --   Form of Underwriting Agreement           Previously filed
 2.1    --   Senior Secured Revolving Credit          Filed herewith
             Agreement, dated as of June 26, 1996,
             among the Company, the lenders party
             thereto, Credit Lyonnais New York
             Branch, as Documentation Agent, and
             Bankers Trust Company, as Agent

 4.1    --   Specimen Common Stock Certificate        Filed as Exhibit 1(a) to the
                                                      Company's Form 8-A dated
                                                      June 5, 1992

 5.1    --   Opinion of Willkie Farr & Gallagher      Filed herewith

23.1    --   Consent of Willkie Farr & Gallagher      Contained within Exhibit 5.1

23.2    --   Consent of Arthur Andersen LLP           Filed herewith

24.1    --   Power of Attorney                        Previously filed